125

07022897

# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Jardine Matheson Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 30 2007
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 01963

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☑ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☐ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: dlw

DATE : 4/25/07

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

RECEIVED

Jardines

AR/S
12-31-06

Jardine Matheson | Annual Report 2006

Jardines

## Highlights

### Underlying Profit Contribution in 2006*

#### By Business

| | |
|---|---|
| Jardine Pacific | 18% |
| Jardine Motors Group | 12% |
| Jardine Lloyd Thompson | 5% |
| Hongkong Land | 15% |
| Dairy Farm | 24% |
| Mandarin Oriental | 5% |
| Jardine Cycle & Carriage | 3% |
| Astra | 18% |

#### By Geographical Area

| | |
|---|---|
| Hong Kong and Mainland China | 45% |
| Asia Pacific | 40% |
| Europe | 10% |
| North America (including interest) | 5% |

*Excluding corporate and other interests

### Underlying Earnings per Share (US$)



0.65
0.83
1.12
1.33
1.52
02
03
04
05
06


### Net Asset Value per Share (US$)



6.42
7.08
10.56
14.27
18.65
02
03
04
05
06

The Jardine Matheson Group is an Asian-based conglomerate with a broad portfolio of businesses. The Group's strategy is to build its operations into market leaders across Asia, each with the support of Jardine Matheson's extensive knowledge of the Region and its long-standing relationships. Through a balance of cash producing activities and investment in new businesses, the Group aims to produce sustained growth in shareholder value.

Incorporated in Bermuda, Jardine Matheson has its primary share listing in London, with secondary listings in Bermuda and Singapore. Jardine Matheson Limited operates from Hong Kong and provides management services to Group companies, making available senior management and providing financial, legal, human resources and treasury support services throughout the Group.



NORTHERN
TERRITORY
A U S T R A L I A
SOUTH
AUSTRALIA


Jardine Lloyd Thompson arranges the insurance for over **90%** of the 600 local government authorities in Australia



7 8 9
★ 0 -


Everyday in Asia, over
people are transported by lifts, escalators and moving walkways installed and maintained by Jardine Schindler under Jardine Pacific



At **15%** in 2006, Jardine Motors in Hong Kong helped achieve the highest new car market share for Mercedes-Benz anywhere in the world



**5 MILLION** sq. ft in the heart of Hong Kong's Central district is home to over 600 office and retail tenants – a unique portfolio that gives Hongkong Land a 19% market share

**24 MILLION** customers shop at Dairy Farm's Giant stores in Malaysia each month – equivalent to 90% of the population



N.P. 59¢
NOW 38¢
each




Jardine Cycle & Carriage's subsidiary, Astra, had a **55%** share of the new car market and a **53%** share of the new motorcycle market in Indonesia in 2006



NINE Mandarin Oriental hotels have been ranked in *Institutional Investor's* Top 100 of the World's Best Hotels, including Mandarin Oriental Washington D.C. in 1st place and The Oriental, Bangkok in 2nd place

Jardine Matheson



# Jardine Matheson Holdings Limited

## Annual General Meeting 2007

---

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorized under the United Kingdom's Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred all of your ordinary shares in Jardine Matheson Holdings Limited you should immediately forward this document and the accompanying form of proxy to the purchaser or to the stockbroker, bank, or other agent through whom the sale or transfer was effected for onward transmission to the purchaser or transferee.

# Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the members of Jardine Matheson Holdings Limited will be held at the Elbow Beach hotel, 60 South Shore Road, Paget, Bermuda on Thursday, 10th May 2007 at 9.00 a.m. for the following purposes:

1 To receive and consider the Financial Statements and the Independent Auditor's Report for the year ended 31st December 2006, and to declare a final dividend.

2 To re-elect Jenkin Hui as a Director.

3 To re-elect Adam Keswick as a Director.

4 To re-elect Ben Keswick as a Director.

5 To re-elect Lord Leach of Fairford as a Director.

6 To re-elect James Riley as a Director.

7 To re-appoint the Auditors and to authorize the Directors to fix their remuneration.

To consider and, if thought fit, adopt with or without amendments the following Ordinary Resolutions:

8 That:

(a) the exercise by the Directors during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) of all powers of the Company to allot or issue shares and to make and grant offers, agreements and options which would or might require shares to be allotted, issued or disposed of during or after the end of the Relevant Period up to an aggregate nominal amount of US$51.3 million, be and is hereby generally and unconditionally approved; and

(b) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted wholly for cash (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to a Rights Issue (for the purposes of this Resolution, 'Rights Issue' being an offer of shares or other securities to holders of shares or other securities on the Register on a fixed record date in proportion to their then holdings of such shares or other securities or otherwise in accordance with the rights attaching thereto (subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or legal or practical problems under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory)), or the issue of shares pursuant to the Company's Employee Share Purchase Trust, shall not exceed US$7.7 million, and the said approval shall be limited accordingly.

9 That:

(a) the exercise by the Directors of all powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, during the Relevant Period (for the purposes of this Resolution, 'Relevant Period' being the period from the passing of this Resolution until the earlier of the conclusion of the next Annual General Meeting, or the expiration of the period within which such meeting is required by law to be held, or the revocation or variation of this Resolution by an ordinary resolution of the shareholders of the Company in general meeting) be and is hereby generally and unconditionally approved;

(b) the aggregate nominal amount of shares of the Company which the Company may purchase pursuant to the approval in paragraph (a) of this Resolution shall be less than 15% of the aggregate nominal amount of the existing issued share capital of the Company at the date of this meeting, and such approval shall be limited accordingly; and

(c) the approval in paragraph (a) of this Resolution shall, where permitted by applicable laws and regulations and subject to the limitation in paragraph (b) of this Resolution, extend to permit the purchase of shares of the Company (i) by subsidiaries of the Company and (ii) pursuant to the terms of put warrants or financial instruments having similar effect ('Put Warrants') whereby the Company can be required to purchase its own shares, provided that where Put Warrants are issued or offered pursuant to a Rights Issue (as defined in Resolution 8 above) the price which the Company may pay for shares purchased on exercise of Put Warrants shall not exceed 15% more than the average of the market quotations for the shares for a period of not more than 30 nor less than the five dealing days falling one day prior to the date of any public announcement by the Company of the proposed issue of Put Warrants.

*By Order of the Board*
**C.H. Wilken**
*Company Secretary*

13th April 2007

**Non-routine business**

The following items of non-routine business are being dealt with as ordinary resolutions at the Annual General Meeting:

Resolution 8

This resolution relates to the approval of the authority for the allotment of shares. If Resolution 8 is passed, the new authority would permit the allotment of relevant securities with an aggregate nominal value of up to US$51.3 million representing 205,589,924 ordinary shares of US¢25 each and representing approximately 33% of the total ordinary share capital of the Company in issue as at 2nd April 2007, the latest practicable date prior to the publication of this document. Included within the authority is the ability to issue ordinary shares for cash consideration (other than by way of a Rights Issue or pursuant to the Company's Senior Executive Share Incentive Schemes) limited to a total of some 30,838,488 ordinary shares, representing approximately 5% of the total ordinary share capital of the Company in issue as at 2nd April 2007. The proposed authority will expire at the conclusion of the next Annual General Meeting or on 9th August 2008, whichever is the earlier, and it is intended to seek its renewal at that and future Annual General Meetings.

Save for the allotment of ordinary shares under the Company's Senior Executive Share Incentive Schemes the Directors have no present intention to exercise this authority. No pre-emptive rights exist under Bermuda law in relation to issues of new shares by the Company.

Resolution 9

This resolution relates to the approval of a general mandate to the Directors to repurchase shares of the Company representing less than 15% of the issued share capital of the Company at the date of the resolution (the 'Repurchase Mandate'). The price paid for shares repurchased by the Company, other than (i) on exercise of Put Warrants issued on a pro-rata basis to shareholders or (ii) with the prior approval of the Financial Services Authority (the 'FSA') in the United Kingdom, will be not less than US¢25 and not more than 5% above the average of the market values of the shares for the five trading days before any purchase is made. The resolution also permits the repurchase of shares by the Company pursuant to the terms of Put Warrants or similar instruments conferring rights to sell shares back to the Company at a specified price. The terms of any such Put Warrants would be determined by the Directors at the time of issue but the price paid for shares repurchased by the Company on exercise of Put Warrants which are issued on a pro-rata basis to shareholders could not exceed 15% more than the average of the market values of the shares for a period of not more than 30 nor less than the five trading days just prior to announcement of their issue.

As at 2nd April 2007, the latest practicable date prior to the publication of this document, a total of 2,750,724 share options issued pursuant to the Company's Senior Executive Share Incentive Schemes were outstanding. These share options represent 0.45% of the issued share capital (excluding shares held by the Scheme Trustee) at that date and 0.53% of the issued share capital (excluding shares held by the Scheme Trustee) if the full authority to repurchase shares (existing and being sought) was used. There are no outstanding warrants to subscribe for shares.

In accordance with the Companies Act 1981 of Bermuda, as the holding of treasury shares is not provided for in the Company's constitution, any shares which are repurchased by the Company shall be treated as cancelled and the amount of the Company's issued capital shall be diminished by the nominal value of those shares accordingly.

The authority conferred on the Directors by the Repurchase Mandate will continue in force until the conclusion of the next Annual General Meeting of the Company or 9th August 2008, whichever is the earlier, unless previously revoked, varied or renewed by ordinary resolution of the shareholders in general meeting.

The Directors believe that the Repurchase Mandate is in the best interests of the Company and its shareholders in order to facilitate repurchases by the Company or its subsidiaries of the Company's own securities. Such purchases are subject to and will be made in accordance with the listing rules of the FSA. Depending on market conditions and funding arrangements at the time, such purchases may lead to an enhancement of the net assets and/or earnings per share and liquidity of the securities of the Company and will only be made when the Directors believe that such purchases will benefit the Company and/or its shareholders. Put Warrants would be issued only if the Directors considered it in the best interests of the Company and/or shareholders to do so.

In the opinion of the Board the proposals set out in Resolution 8 and Resolution 9 are in the best interests of shareholders as a whole and the Board recommends that shareholders vote in favour of the resolutions.

Notes:

A member entitled to attend and vote is entitled to appoint a proxy or proxies to attend and vote instead of him; a proxy need not also be a member of the Company. A form of proxy is enclosed for use by registered shareholders. Completion and return of the proxy will not preclude a member from attending and voting in person.

Investors holding their shares through a nominee within The Central Depository (Pte) Limited system in Singapore or other agent should contact their nominee, depository agent or professional adviser with regard to the procedures required to enable them to be represented and to vote at the Annual General Meeting.

Registered Office:
Jardine House, 33–35 Reid Street
Hamilton, Bermuda

| | |
|---|---|
| **Company** | Jardine Matheson Hldgs Ld |
| **TIDM** | JAR |
| **Headline** | Annual Report & Notice of AGM |
| **Released** | 10:24 13-Apr-07 |
| **Number** | 8167U |

**JARDINE MATHESON HOLDINGS LIMITED**

**ANNUAL REPORT 2006 AND NOTICE OF 2007 ANNUAL GENERAL MEETING**

Jardine Matheson Holdings Limited announces that its Annual Report for the year ended 31st December 2006 and the Notice of the 2007 Annual General Meeting together with the relevant Form of Proxy have been posted to shareholders today, Friday, 13th April 2007. Full details are available on the Company's website at www.jardines.com.

Copies of the above documents have also been submitted to the Financial Services Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7066 1000

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Matheson Holdings Limited

13th April 2007

www.jardines.com

END

Close

# Contents



- Underlying earnings per share up 14%
- Full-year dividend up 11%
- Good profit growth from most Group businesses
- Astra impacted by weak Indonesian markets
- Hongkong Land property portfolio value increases 21%

## Results

| | 2006 | Restated 2005 | Change |
|---|---|---|---|
| | US$m | US$m | % |
| Revenue together with revenue of associates and joint ventures* | **27,136** | 24,084 | *13* |
| Revenue | **16,281** | 11,929 | *36* |
| Profit after tax | **2,054** | 1,819 | *13* |
| Underlying profit attributable to shareholders† | **533** | 463 | *15* |
| Profit attributable to shareholders | **1,348** | 1,244 | *8* |
| Total equity | **11,103** | 8,874 | *25* |
| Shareholders' funds | **6,594** | 4,998 | *32* |
| | US$ | US$ | % |
| Underlying earnings per share† | **1.52** | 1.33 | *14* |
| Earnings per share | **3.83** | 3.58 | *7* |
| Dividends per share | **0.50** | 0.45 | *11* |
| Net asset value per share | **18.65** | 14.27 | *31* |

* Includes 100% of revenue from associates and joint ventures.

† The Group uses 'underlying business performance' in its internal financial reporting to distinguish between the underlying profits and non-trading items, as more fully described in the Principal Accounting Policies. Management considers this to be a key measure and has provided this analysis as additional information in order to provide greater understanding of the Group's underlying business performance.

**Jardine Matheson Holdings Limited**
Jardine House
Hamilton
Bermuda

# Chairman's Statement

**Jardine Matheson has established a portfolio of focused companies that are at the forefront of their chosen markets; each well financed and possessing sound growth prospects.**

## Performance

A generally favourable economic environment and good performances from a number of Group companies in 2006 enabled Jardine Matheson to achieve a record underlying profit of US$533 million, an increase of 15%. The turnover of the Group including 100% of the turnover of associates and joint ventures was US$27.1 billion, compared to US$24.1 billion in 2005.

Among the Group's associates and subsidiaries, Hongkong Land, Jardine Pacific, Jardine Motors and Dairy Farm all produced good profit increases, but Jardine Cycle & Carriage's earnings were lower. The investment in Rothschilds Continuation made a valuable first contribution, and a first dividend was received from Tata Industries.

The Group's financial position has continued to improve. Despite active investment programmes, consolidated net debt excluding finance companies fell by 31% to US$1.2 billion, due to proceeds from disposals and careful cash flow management. Property values again rose strongly in 2006, although not quite matching the increases of the previous year, and together with the gains on disposals led to a higher net profit of US$1,348 million. Shareholders' funds increased 32% to US$6.6 billion.

The Board is recommending a final dividend of US¢40.00 per share, representing an overall increase of 11% for the full year.

## Business Activity

Business confidence in Asia remained strong in 2006, driven in large part by the continued growth in the Chinese economy. Moreover, the increasing sophistication of China's markets is expanding the opportunities in sectors that are attractive to the Group's service businesses, such as commercial and residential property, hotel management, retail stores, motor dealerships and insurance broking.

The stability of the Group's earnings benefits from its broad business mix, not only by commercial sector but also by geographic spread. Southeast Asia, for example, accounted for some 40% of underlying profit in 2006, having more than doubled its share over five years.

The removal of fuel subsidies in Indonesia in late 2005 led to a sharp increase in inflation, higher interest rates and a fall in consumer confidence, which affected Astra's motor related activities. Sentiment began to improve towards the end of 2006, and the medium-term outlook remains positive. The steadiness of the currency throughout the year was an encouraging feature.

In 2007 Jardine Matheson will mark the 175th anniversary of its founding as a partnership in Canton in 1832. The

Firm has experienced many business cycles and political changes as it has survived and prospered in the Region's volatile markets, and the past twenty-five years have been no exception. The globalization of commerce has led to Asia's markets maturing, making redundant the agency role that was once the mainstay of many of the Group's operations. Jardine Matheson has responded by investing in businesses where it could control its own destiny, and has today established a portfolio of focused companies that are at the forefront of their chosen markets; each well financed and possessing sound growth prospects.

These companies have continued to build their businesses over the past year. Among the more notable examples, Hongkong Land expanded its property activities on a substantial scale both regionally and into the residential sector; Dairy Farm extended its banners across its Asian markets and has promising opportunities in India and Vietnam; and the development of Mandarin Oriental's hotel portfolio gathered pace with a record number of new developments and the reopening of the refurbished Mandarin Oriental, Hong Kong.

## People

The many good performances from across the Group, and the effective responses to market challenges, are due to the quality and dedication of the 240,000 people that work in our businesses. On behalf of the Board, I would like to express our thanks for their continued excellent work.

In April 2006, Anthony Nightingale took over as Managing Director from Percy Weatherall, who remains a non-executive director. Senior management changes are also to take place in our listed affiliates Hongkong Land and Dairy Farm, where the respective Chief Executives are to retire at the end of March. We are fortunate to have been able to bring forward experienced executives from within the Group to take their places.

## Outlook

The outlook for the majority of our markets remains promising. Following the excellent result in 2006, it may, however, be demanding to match the level of growth in 2007 that has been seen in recent years.

Looking further ahead, Hongkong Land will recognize profits in the three years from 2008 upon completion of residential properties already sold, and most of our other businesses are also expected to perform well as they grow their operations.

**Henry Keswick**
*Chairman*

7th March 2007

# Jardine Matheson Group

**Jardine Pacific**

A holding company with a select portfolio representing many of the Group's non-listed Asian businesses, principally in transport services, engineering and construction, restaurants and IT services. (100%)

**Jardine Motors Group**

A group engaged in the distribution, sales and service of motor vehicles in Hong Kong, Macau and the United Kingdom, and with a growing presence in mainland China. (100%)

**JARDINE LLOYD THOMPSON Group plc**

A leading listed insurance broker, risk management adviser and employee benefit services provider, combining specialist skills in the London insurance market with an international network. (31%)

**Jardine Strategic**

A listed company holding most of the Group's major listed interests, including 53% of Jardine Matheson. (80%)

(Figures in brackets show effective ownership by Jardine Matheson as at 2nd April 2007.)

**Hongkong Land**

A listed property group with some 5 million sq. ft of prime commercial property in central Hong Kong and further high quality commercial and residential developments in Asia. (47%)

**Dairy Farm**

A listed pan-Asian retail group operating over 3,500 outlets, including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants. (78%)

**Mandarin Oriental The Hotel Group**

A listed international hotel investment and management group with a portfolio of 34 deluxe and first class hotels and resorts worldwide, including 14 under development. (74%)

**Rothschilds Continuation**

An unlisted holding company within the Rothschild group with various financial services interests, including the investment bank N M Rothschild & Sons. (21%)

**Jardine Cycle & Carriage**

A Singapore-listed holding company with an interest of just over 50% in the listed Indonesian conglomerate, Astra International, and motor trading interests in Southeast Asia. (64%)

**ASTRA international**

The largest Indonesian motor group, manufacturing, assembling and distributing motor vehicles and components in partnership with industry leaders such as Toyota and Honda.

Astra's financial services businesses consist of consumer finance (principally automobile and motorcycle), insurance and a 45% interest in Bank Permata.

Astra's other interests include heavy machinery; mining contracting; oil palm plantations; and distribution of office automation products and IT services.

(Figures in brackets show effective ownership by Jardine Strategic as at 2nd April 2007.)

# Managing Director's Review



Jardine Matheson's underlying profit in 2006 was US$533 million, an increase of 15%, which was helped by property and pension gains in Jardine Motors and a first dividend from Tata Industries. Underlying earnings per share rose 14% to US$1.52.

Jardine Pacific produced a creditable improvement in earnings following good performances from a number of its operations, most notably its construction business. Jardine Motors also achieved an excellent result, benefiting from property disposals and changes in pension liabilities in the United Kingdom, while Jardine Lloyd Thompson's result was little changed in a year of restructuring.

Among the Group's listed affiliates, Dairy Farm posted another good result with all its major operations performing well, and Hongkong Land increased its contribution as it benefited from rising net rental income and the acquisition of MCL Land. At Mandarin Oriental, healthy markets and income from new hotels offset the impact of the closure for renovation of its major Hong Kong property. Jardine Cycle & Carriage's contribution, however, fell due to a reduction in Astra's earnings. The Group's results also reflect a US$21 million contribution from its 20% investment in Rothschilds Continuation and a dividend received by Jardine Strategic from Tata Industries.

The Company's share of a 21% upward revaluation of Hongkong Land's portfolio in 2006 amounted to US$599 million, compared with US$647 million in 2005, and an increase of US$70 million was also recorded by Jardine Pacific. In accordance with International Financial Reporting Standards, such revaluations of investment properties are taken through the profit and loss account. The net profit of US$1,348 million includes these revaluations together with non-trading items such as gains on disposals in Jardine Motors, Jardine Pacific and Mandarin Oriental as well as the advance disposal of shares in JPMorgan Chase underlying the Company's exchangeable bond. This disposal produced a non-trading profit of US$69 million, after allowing for the cost of ensuring availability of stock to meet any conversions prior to bond redemption in September 2007.

In December, Hongkong Land raised US$269 million through the sale by its wholly-owned subsidiary of some 3% of Hongkong Land's existing share capital to Jardine Strategic at the prevailing market price. Jardine Strategic now has a direct interest of 46% in Hongkong Land.

**Jardine Pacific** includes a significant number of the Group's non-listed interests in Asia. While encompassing a wide range of industry sectors, Jardine Pacific's select portfolio of businesses comprises highly motivated market leaders, well positioned for growth.





7 8 9
0


Everyday in Asia, over **100M** people are transported by lifts, escalators and moving walkways installed and maintained by Jardine Schindler

- Underlying profit from continuing businesses up 27%
- Gammon achieves improved result
- US$70 million increase in property values



83
77
94
90
103
02
03
04
05
06


**Underlying Profit Attributable to Shareholders (US$ million)**



18
19
26
27
30
02
03
04
05
06


**Underlying Return on Average Shareholders' Funds (%)**

Jardine Pacific's underlying profit from continuing businesses in 2006 increased 27% to US$103 million as the majority of its operations performed well, particularly Gammon. In addition, an upward revaluation of the group's residential property investment portfolio produced a US$70 million gain. The company's net profit was US$191 million. Shareholders' funds rose 10% to US$363 million at the year end, producing an underlying return of 30%. During 2006, Jardine Pacific sold its interest in a Hong Kong mid-stream cargo handling joint venture and minority shareholdings in both BALtrans and the River Trade Terminal.

Hong Kong Air Cargo Terminals ('HACTL') enjoyed record cargo volumes, but its profit contribution was little changed at US$33 million due to higher operating costs. HACTL has expressed its interest in developing a new cargo terminal at Hong Kong International Airport and believes it is well qualified to deliver the Airport Authority's requirements. Jardine Aviation Services also benefited from the increased activity at Hong Kong's airport producing a profit of US$9 million. Weaker shipping freight rates led to a lower contribution of US$4 million from Jardine Shipping Services.

Claims income from contracts completed in prior years and good progress in projects in Macau enabled Gammon to achieve a significantly improved result, Jardine Pacific's share of which was US$14 million. The profit contribution from Jardine Schindler of US$12 million was slightly down on 2005 due mainly to increased losses in its subsidiary in Korea. JEC's earnings rose 13% to nearly US$12 million as its operations in Hong Kong and Thailand performed well, although it continued to face challenging markets in mainland China. In 2006 it sold its 30% interest in Thorn Lighting to its joint venture partner.

Jardine Restaurants continued to achieve good earnings growth, up 12% at some US$14 million, with a strong performance from its Pizza Hut operation in Hong Kong. In Taiwan, it opened its first Long John Silver's restaurant. JOS recorded a higher profit of US$11 million with an 8% increase in sales. RoomPlus, a self storage business in Hong Kong, completed its first full year of operation and recorded a small loss. Colliers Halifax produced an improved contribution from its property activities in Japan.

Jardine Pacific will incur higher financing charges in 2007 and a number of its businesses are facing more challenging conditions. Despite this, the group is expected to maintain an excellent return on shareholders' funds.

| | 2006 (US$m) | 2005 (US$m) | Change (%) |
|---|---|---|---|
| Underlying profit from continuing businesses | 103 | 81 | 27 |
| Discontinued businesses | – | 9 | n/m |
| Underlying profit attributable to shareholders | 103 | 90 | 15 |
| Shareholders' funds | 363 | 330 | 10 |

**Jardine Motors Group** is engaged in the distribution, sales and service of motor vehicles and related activities. It has operations in Hong Kong, Macau and the United Kingdom, and a growing presence in mainland China.

- Underlying profit from continuing operations up 62%
- Good performances from all businesses
- UK result enhanced by property gains and changes in pension liabilities



At 15%
Zung Fu in Hong Kong helped achieve


Jardine Motors' continuing operations produced commendable performances achieving an underlying net profit of US$63 million, up 62%. The result was enhanced by gains from property sales and a change in pension and tax law in the United Kingdom. The group's net profit for the year of US$104 million included a non-trading gain of US$38 million arising from the sale of its 50% interest in Appleyard Vehicle Contracts in the United Kingdom.

Deliveries by Zung Fu of the new S-Class, following its well received launch in late 2005, increased the Mercedes-Benz share of the new car market in Hong Kong, which reached 15% in 2006. The market for commercial vehicles in Hong Kong, however, was softer, while competitive pressures led to a small loss from Hyundai. The contributions from Zung Fu's service centres remained healthy and its car parks business was steady. The Mercedes-Benz dealership in

| | Revenue | | Underlying profit attributable to shareholders | | Shareholders' funds | |
|---|---|---|---|---|---|---|
| | 2006 (US$m) | 2005 (US$m) | 2006 (US$m) | 2005 (US$m) | 2006 (US$m) | 2005 (US$m) |
| Hong Kong and mainland China | 616 | 448 | 36 | 24 | 81 | 70 |
| United Kingdom | 1,736 | 1,630 | 29 | 16 | 208 | 125 |
| Corporate | – | – | (2) | (1) | (4) | (31) |
| | 2,352 | 2,078 | 63 | 39 | 285 | 164 |
| Discontinued businesses | – | – | 4 | 8 | 3 | 14 |
| | 2,352 | 2,078 | 67 | 47 | 288 | 178 |



## the highest new car-market share for Mercedes-Benz anywhere in the world



1,975
1,910
2,082
2,078
2,352
02 03 04 05 06


Revenue (US$ million)



39
46
40
47
67
02 03 04 05 06


Underlying Profit Attributable to Shareholders (US$ million)

Macau recorded increased deliveries. Zung Fu continued to expand its dealership network in Southern China and achieved good growth in profitability with higher sales volumes and service income. A new Mercedes-Benz centre was opened in Foshan in January 2007, bringing the total to 11, and three additional sites have been secured for further expansion in 2007.

Operating profits improved in the United Kingdom, despite a weaker car market, due to a resilient sales performance, higher earnings from services and further reductions in central overheads. In January 2007, a group of four Audi dealerships was acquired, which is expected to be earnings enhancing.

Jardine Motors continues to build its market position in the United Kingdom, Hong Kong and mainland China, but in 2007 its underlying profit will not benefit from the same level of property gains.

JARDINE LLOYD THOMPSON
Group plc

is a leading insurance broker, risk management adviser and employee benefit services provider. The UK listed company combines specialist skills in the London insurance market with an extensive network of offices worldwide.



586
707
858
823
851
02*
03*
04*
05
06


Turnover from Continuing Operations (US$ million)
*Including discontinued operations



96
106
117
94
91
02
03
04
05
06


Underlying Profit Attributable to Shareholders (US$ million)

Jardine Lloyd Thompson arranges the insurance for over

90%

of the 600 local government authorities in Australia



AUSTRALIA

- Underlying profit maintained
- Sale of US based businesses
- London market operations reorganized
- Employee Benefits continue strong performance

Jardine Lloyd Thompson ('JLT') achieved a creditable performance in 2006 against the background of challenging trading conditions and further weakening of the US dollar. The turnover of its continuing operations, following disposals in the United States, rose modestly to US$851 million. Underlying profit was maintained at US$91 million, although net profit was lower at US$85 million. Non-trading items included a curtailment gain following the closure of a defined benefit scheme to reduce the group's pension exposure in the United Kingdom, offset by a loss on the sale of the group's discontinued US operations.

The Risk & Insurance group, which accounts for more than 80% of JLT's revenue, faced insurance rates under pressure and intense competition for market share. Good performances from most of its retail operations, however, produced a 2% growth in turnover despite the adverse dollar movement. In May, approval was received to start operations in a 51%-owned subsidiary as an insurance and re-insurance broker across mainland China. After the year end, the group's associate SIACI announced a merger which should significantly strengthen its position in France.

The Employee Benefits business in the United Kingdom performed well. Turnover was 8% higher at US$141 million and the trading profit rose 15% to US$24 million. The business is developing product categories in response to market changes as companies seek alternatives to defined benefit pension schemes.

In 2006, progress was made in the repositioning of JLT with the strengthening of its senior management, the sale of underperforming operations in the United States and the reorganization of its London market activities. Steps were also taken to reduce costs. The benefits from these actions should begin to be seen in 2007 and more fully in 2008.

| | 2006 (US$m) | 2005 (US$m) | Change (%) |
|---|---|---|---|
| Turnover from continuing operations | 851 | 823 | 3 |
| Underlying profit attributable to shareholders | 91 | 91 | (1) |

**Hongkong Land** is a major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. The group also develops high quality commercial and residential projects elsewhere in Asia.


5M sq.ft

in the heart of Hong Kong's Central district is home to over 600 office and retail tenants – a unique portfolio that gives Hongkong Land a 19% market share

- Capital values and rents continue to rise
- Adjusted net assets per share up 23%
- Highly successful residential sales in Singapore and Macau
- Full-year dividend up 25%

| | 2006 | 2005 | Change (%) |
|---|---|---|---|
| Underlying profit attributable to shareholders (US$m) | 245 | 188 | 31 |
| Adjusted net asset value per share* (US$) | 4.76 | 3.86 | 23 |

*Based on shareholders' funds excluding deferred tax on revaluation surpluses of investment properties where no tax would be payable on a sale of the properties.

Hongkong Land's net rental income from commercial property increased by 25% in 2006 as broad-based demand and reduced supply in Hong Kong's Central district produced higher rents and capital values. Vacancy in its commercial portfolio was maintained at 4.5% despite having added 2.8% with the completion of York House. Earnings from residential property were higher, largely due to a first contribution from the company's 77%-held affiliate in Singapore, MCL Land. Overall, underlying profit for 2006 rose 31% to US$245 million.

The value of Hongkong Land's investment assets again rose in 2006 ending the year 21% higher at US$11.7 billion, resulting in an adjusted net asset value per share of US$4.76, up 23%. The group's net profit for 2006, including the revaluation, was US$1,901 million.

Hongkong Land's strategy of broadening its commercial business regionally gained momentum as it significantly increased its portfolio in Singapore. Its joint venture development at One Raffles Quay in Singapore was fully let on completion in October 2006, while at the adjacent Marina Bay Financial Centre joint venture development, construction has begun on the first phase that includes 180,000 sq. m of office space and 428 residential units. A 194,000 sq. m second phase is also to be developed by the consortium.

Hongkong Land's reputation for quality in the commercial sector is also being recognized in the residential market, as was demonstrated in the excellent response to its new joint venture developments in Macau and Singapore. The developments of MCL Land have also attracted strong interest. Response to the launch of the final phase of Hongkong Land's joint venture development at Central Park in Beijing was more subdued following measures announced by the Government designed to dampen certain market sectors, while elsewhere in mainland China construction began on the 650-unit Phase I of Bamboo Grove, a joint venture in Chongqing.

The prospects for Hongkong Land are encouraging as the office leasing reversion cycle in its Hong Kong portfolio will continue to enhance earnings, while the retail element is expected to remain strong. This will be complemented in the coming years by the recognition of profits on residential sales.


8.64
7.82
8.86
8.42
10.98
02 03 04 05 06

Underlying Earnings per Share (USc)


2.22
1.89
2.73
3.86
4.76
02 03 04 05 06

Adjusted Net Asset Value per Share (US$)


9.08
4.59
4.04
3.78
4.83
02 03 04 05 06

Hong Kong Portfolio Average Office Rent (US$ per sq. ft per month)

**Dairy Farm**, a listed company, is a leading pan-Asian retailer. The group, together with its associates, operates over 3,500 outlets – including supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants.

| | 2006 (US$m) | 2005 (US$m) | Change (%) |
|---|---|---|---|
| Sales including 100% of associates | 6,010 | 5,539 | 9 |
| Underlying profit attributable to shareholders | 211 | 190 | 11 |

Dairy Farm's strategy has been to build leading retail businesses in Asia's growing consumer markets, and it now has 27 operations in nine countries. The group had another good year in 2006 with increases in both sales and earnings as its operations benefited from its investment programme and favourable economic conditions in its major markets. Sales, including 100% of those of associates, were up 9% to US$6.0 billion, and its underlying profit for the year rose by 11% to US$211 million.

In North Asia, sales were 4% higher in 2006, and operating profit rose by 6%. All major retail formats in Hong Kong produced improved operating results. In Southern China, the group's 7-Eleven operation increased sales and reduced losses. It ended the year with 284 stores, including the first franchised outlets, and announced the acquisition of a further 110 in March 2007. In Taiwan, IKEA incurred significant pre-opening costs for two new large stores, but has laid the foundation for future growth. Most divisions of Hong Kong restaurant associate, Maxim's, achieved good results, with excellent progress being made by the Genki Sushi chain.

In South Asia, Dairy Farm's businesses generally performed well. Sales rose 15%, but profits were only 3% higher due to costs associated with the repositioning of the Giant hypermarkets in Singapore. Active expansion programmes are being pursued in Malaysia by Giant and the Guardian health and beauty stores, both of which enjoyed substantial increases in sales and operating profit. The group's operations in Indonesia have yet to produce the required returns, but are showing some improvement and the medium-term prospects remain attractive. There was an encouraging growth in sales in India in what is becoming an increasingly competitive market. Dairy Farm acquired a small supermarket chain in Vietnam following the receipt of a license to operate a number of stores on a wholly-owned basis.

Dairy Farm's financial position remains sound and it has ample cash flow to fund its ongoing investment requirements in its Asian markets.



- Underlying earnings per share up 10%
- Good results in all major markets
- Maxim's performing strongly
- Full-year dividend up 11%

# 24M customers

## shop at Giant stores in Malaysia each month – equivalent to 90% of the population



Giant
Valid From
5 - 17 JAN 20
Save More with
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FERRERO ROCHER






3,965
4,499
5,216
5,559
6,010
02
03
04
05
06


Sales including 100% of Associates (US$ million)



102
128
165
190
211
02
03
04
05
06


Underlying Profit Attributable to Shareholders (US$ million)



149
179
109
155
177
02
03
04
05
06


Capital Expenditure and Investments (gross) (US$ million)



## NINE Mandarin Oriental hotels have been ranked in *Institutional Investor's* Top 100 of the World's Best Hotels.

| | 2006 (US$m) | 2005 (US$m) | Change (%) |
|---|---|---|---|
| Combined total revenue of hotels under management | 850 | 815 | 4 |
| Underlying profit attributable to shareholders | 45 | 41 | 9 |

MANDARIN ORIENTAL
THE HOTEL GROUP SM

**is an international hotel investment and management group with a portfolio of 34 deluxe and first class hotels and resorts worldwide, including 14 under development. The listed company holds equity in a number of its hotels.**

Continued improvement in Mandarin Oriental's key markets and the contribution from new hotels offset the impact on earnings arising from the nine month closure for renovation of its Hong Kong flagship property. Underlying earnings were US$45 million, compared with US$41 million in 2005 when Mandarin Oriental, Hong Kong was open throughout the year.

Net profit in 2006 was US$80 million, including a gain of US$35 million on the sale of The Mark hotel in New York. This compares with US$77 million in 2005, which included a US$36 million gain on the disposal of a property interest in Hawaii. A further gain of some US$16 million was realized in March 2007 following completion of the sale of half of the group's 50% equity interest in Mandarin Oriental, New York.

There were strong results from the group's owned hotels as The Excelsior, Hong Kong and its European properties benefited from higher room rates and increases in occupancy. Its Tokyo hotel also improved significantly as its 2005 result had included pre-opening costs.



including
Mandarin Oriental Washington D.C. in 1st place
and
The Oriental, Bangkok in 2nd


- Mandarin Oriental, Hong Kong renovation completed
- 14 hotels under development
- Gain from disposal of The Mark, New York

Mandarin Oriental, Hong Kong has been well received since its reopening in September 2006, achieving a 50% increase in its average room rate. The contribution from associates and joint ventures also rose, largely due to impressive performances in Singapore and New York.

Mandarin Oriental's international expansion accelerated in 2006 with the announcement of five new management contracts and the opening of its latest hotel in Prague. In the first two months of 2007, luxury hotel developments were announced in Guangzhou, Paris and Taipei. The group's portfolio now comprises 20 hotels with a further 14 under development, giving a total of 9,500 rooms in 20 countries.

Market demand is expected to remain strong in 2007, and Mandarin Oriental's results will benefit from its renovated Hong Kong property. Over the longer term, the group will see increasing contributions from its many hotels currently under development.



548
541
667
815
850
North America
Europe
Southeast Asia
Hong Kong & Macau
02
03
04
05
06


Combined Total Revenue by Geographical Area (US$ million)



15
(2)
29
41
45
02
03
04
05
06


Underlying Profit Attributable to Shareholders (US$ million)



1.09
1.18
1.37
1.50
1.78
02
03
04
05
06


Net Asset Value per Share* (US$)
*With leasehold properties at valuation

# Jardine Cycle & Carriage

**is a Singapore-listed holding company with a shareholding of just over 50% in the listed Indonesian conglomerate, Astra International, and interests in motor trading in Southeast Asia.**



- Reduced contribution from Astra
- Strong performance from Singapore motors
- Full-year dividend up 11%

| | 2006 (US$m) | 2005 (US$m) | Change (%) |
|---|---|---|---|
| Revenue | 7,186 | 3,798 | 89 |
| Underlying profit attributable to shareholders | 211 | 297 | (29) |
| Shareholders' funds | 1,906 | 1,544 | 23 |

Jardine Cycle & Carriage's underlying profit for 2006 fell by 29% to US$211 million. The prior year comparative included 13 months' contribution from Astra required to align its accounting period and US$19 million from the group's shareholding in MCL Land, which was distributed in specie in early 2006. Without these elements, the decline would have been 18%.

Consolidated net debt, excluding borrowing within Astra's financial services operations, was slightly lower at US$600 million with the proceeds from disposal of properties in Malaysia and the removal of MCL Land's net debt being substantially offset by capital expenditure in Astra.

Poor market conditions in Indonesia, particularly in the automotive sector, led to a material reduction in earnings at Astra, although the effect of the decline on Jardine Cycle & Carriage's results was lessened by the strengthening of the Rupiah against the US dollar. Astra's contribution, on a comparable 12 month basis, was 18% lower at US$208 million.

The contribution from Jardine Cycle & Carriage's directly-held motor interests increased marginally to US$32 million. Profits from its operations in Singapore improved strongly with Mitsubishi and Mercedes-Benz performing well, offsetting declines in Cycle & Carriage Bintang in Malaysia and PT Tunas Ridean in Indonesia and the cessation of contribution from Australia. The new National Automotive Policy in Malaysia impacted Cycle & Carriage Bintang, although the efficiency of its balance sheet was enhanced following the payment of a special dividend in October. Tunas Ridean suffered from the difficult conditions in Indonesia.


120
186
296
297
02
03
04
05
06

**Underlying Profit Attributable to Shareholders (US$ million)**


In 2006
Astra had a 55% share of
the new car market

- Significant decline in automotive sales in difficult markets
- Consumer confidence in Indonesia showing some improvement
- Increased production in contract mining and palm oil businesses

Astra was impacted by the Indonesian economy which was affected by a sharp increase in inflation and high interest rates following the removal of fuel subsidies in late 2005. Towards the end of 2006 interest rates were lowered, leading to improvements in consumer confidence. Within Astra's automotive operations, motor vehicle sales in 2006 were down 32%, although market share rose from 49% to 55% with a number of new model launches. The decline in Astra's motorcycle sales was less severe at 12% as volumes increased in the second half, albeit at lower margins, and its market share was stable at some 53%.

Astra's financial services businesses, which primarily support its automotive operations, declined in line with the market and recorded increases in doubtful debt provisions. Its automotive component manufacturing and trading operations were similarly affected.

Earnings from Astra's agribusiness improved in US dollar terms, but in Rupiah were flat as higher costs offset a 11% increase in crude palm oil sales volumes and firmer prices. Nevertheless, the prospects remain promising, and Astra is continuing to source land for new oil palm and rubber plantations.

Its heavy equipment business, United Tractors, produced satisfactory growth in contract mining with 20% increases achieved in both overburden removal and coal extraction, although additional provisions for doubtful debts were required for mining contracts. The company's overall profit was also affected by lower sales of Komatsu equipment despite its market share remaining at 48%. In January 2007, its mining subsidiary acquired for US$34 million the rights to mine and market the coal from concessions located in South Kalimantan.



## and a 53% share of the new motorcycle market in Indonesia


5.5
6.3
8.3
9.6
10.0
02
03
04
05
06

**Revenue of Astra***
**(US$ billion)**


136
147
218
260
175
02
03
04
05
06

**Motor Vehicle Sales of Astra***
**(thousand units)**


1,437
1,577
2,036
2,648
2,340
02
03
04
05
06

**Motorcycle Sales of Astra***
**(thousand units)**

*Including 100% of associates and joint ventures

In September, Astra increased its shareholding in Bank Permata from 31.6% to 44.5% in tandem with its partner, Standard Chartered Bank. Bank Permata produced a marginal increase in profit, but further steps are being taken to improve productivity and profitability to an acceptable level. In infrastructure, Astra's investment in a toll road project performed satisfactorily. In July, it acquired a 30% interest in the franchise for the Western Jakarta water utility and is considering further infrastructure investments.

Astra's performance is expected to show improvement as Indonesian markets continue to recover, although competitive pressures remain significant. In the medium term, Astra's leadership in the automotive sector, its established market positions in financial services, agribusiness and heavy equipment, and its infrastructure investments, provide excellent opportunities for growth.



# Further Interests

## Rothschilds Continuation

In late 2005 Jardine Strategic acquired a 20% interest in Rothschilds Continuation, an unlisted financial services holding company within the Rothschild group whose interests include the investment bank N M Rothschild & Sons. It contributed US$21 million to the Group's earnings in 2006 as its investment banking operations benefited from the high level of M&A activity in the London market. The group's other activities also showed improvement under a new management team.

## Tata Industries

Tata Industries is an unlisted Indian investment company in which Jardine Strategic has a 20% shareholding. In June 2006, Tata Industries sold its largest strategic investment, a 48% holding in IDEA Cellular Ltd., realizing a substantial gain. The net proceeds were applied in part to debt reduction and to the payment of a first dividend, of which Jardine Strategic's share was US$16 million, with the balance being retained for future investment.

## Others

Edaran Otomobil Nasional, the Malaysian motor dealership group in which Jardine Strategic holds a 20% interest, experienced a difficult year in 2006 reporting only a modest net profit after tax of US$1.4 million. With the new National Automotive Policy leading to increased competition, the group's operations were impacted by the fall in market share of the Proton. The company is reviewing a number of options to reposition the business, but in the short term its prospects remain challenging.

Of Jardine Strategic's smaller investments, its 7% interest in The Bank of N. T. Butterfield & Son in Bermuda has performed well and the valuation of the stake has increased significantly. The value of the company's 7% shareholding in Vietnamese bank, Asia Commercial Bank, has also enjoyed strong growth. The bank, which was floated on the Hanoi Securities Trading Center in November 2006, focuses on consumers and SMEs and has a network of 80 branches.

**Anthony Nightingale**
*Managing Director*

7th March 2007


More than


secondary school students as well as

**Mindset** is the Jardine Matheson Group's philanthropy initiative intended to make a difference in the area of mental health. Led by the Jardine Ambassadors, the MINDSET programme aims to raise awareness and understanding of mental health issues and provide meaningful support for this sector.

## Contributing to the Community

Since 1982, the Jardine Matheson Group has been a significant contributor to social welfare causes in Hong Kong through the Jardine Ambassadors Programme, which brings together young executives from the Group to engage in community activities. The main focus of the Programme is now on the mental health sector through MINDSET.

In 2006 MINDSET recorded a number of achievements. The Health in Mind programme, now in its fifth year working alongside the Hospital Authority in Hong Kong, was expanded to ten secondary schools. Independent evaluation has established that this programme is a workable model in promoting mental wellness and reducing stigma associated with mental illness among young people.

A Job Placement Scheme within the Jardine Matheson Group companies has provided training and employment opportunities to rehabilitated individuals. The Jardine Ambassadors have also continued to organize patient support activities in conjunction with two specialist hospitals and other mental health organizations.

In terms of direct financial support, MINDSET funded a number of projects in Hong Kong and mainland China that benefited the mentally ill, their carers and families. In particular, it financed the renovation of premises at Castle Peak Hospital to provide a community centre, named the MINDSET Club, for patients and their families.

To enhance funding for MINDSET, a range of fund raising initiatives were undertaken; the most popular being the 'Walk Up Jardine House' that raised over US$198,000 in 2006. Group companies such as Hongkong Land, Dairy Farm, Maxim's, Gammon, Mandarin Oriental and JEC were also active in raising additional funds for MINDSET. (www.mindset.org.hk)

### Other Philanthropic Activities

Elsewhere, a wide range of charitable activities were undertaken by Group businesses. For example, Astra funded the provision of school facilities in Tsunami-affected area in Aceh Province. Giant in Indonesia provided funds to support the education of local children. Jardine Lloyd Thompson raised over £66,000 for charity by participating in a bike race at the Tour de France. Jardine Cycle & Carriage donated S$50,000 to the Institute of Mental Health, while



their parents and teachers have benefited from the Health in Mind programme co-organized by MINDSET and the Hospital Authority in Hong Kong

its automotive unit, Cycle & Carriage, donated passenger vans and an ambulance worth S$105,000 to three local charities.

## Providing Expertise

Group executives are active on external management boards and professional and advisory bodies where they provide expertise and knowledge. These activities are encouraged as they contribute to the development of the communities and the business sectors in which the Group operates.

## Supporting our People

We support our people with various management training and development programmes. A good example is the central recruitment of graduates who attain a Chartered Institute of Management Accountants (CIMA) qualification at the end of their first three years with the Group; an approach that brings a rare balance of management breadth and financial depth, and readies them for leadership positions. Another example is the Director Development Initiative, which provides senior executives with the opportunity to meet chief executives from some of the world's most admired companies.

## Encouraging Higher Education

In 2006, six students from Singapore, Malaysia, Hong Kong and mainland China were awarded scholarships by the Jardine Foundation to pursue their studies in the United Kingdom. Scholarships are available for selected colleges at Oxford and Cambridge Universities, and scholars are chosen for their academic ability, leadership qualities and community participation. Since its establishment in 1982, the Foundation has granted scholarships to 100 students from Bermuda, Hong Kong, mainland China, Japan, Malaysia, Singapore, Indonesia and Thailand. (www.jardine-foundation.org)

Jardine Cycle & Carriage scholarships are presented yearly to three outstanding undergraduates from the Singapore Management University. In Indonesia Astra, through Astra Toyota Foundation and other foundations, offers some 8,000 scholarships annually to students from elementary to post-graduate schools, as well as to under-privileged children living in the area where Astra's head office is located.

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Operating cash flow of subsidiary undertakings | 1,573 | 315 |
| Dividends from associates and joint ventures | 377 | 303 |
| Operating activities | 1,950 | 618 |
| Capital expenditure and investments | (473) | (156) |
| Cash flow before financing | 1,477 | 462 |

Summarized Cash Flow

## Accounting Policies

There has been no change in the accounting policies adopted by the Group during the course of 2006.

## Presentation of Financial Statements

The Group has changed to a multi-columnar profit and loss account highlighting underlying earnings and non-trading items. Underlying earnings is an additional measure of earnings which is used by management to monitor business performance. The revised presentation provides greater understanding of the underlying business performance of the Group's operations.

## Results

Revenue increased by 36% to US$16.3 billion with a full-year contribution from Astra being the principal contributor. Total revenue, including 100% of revenue from associates and joint ventures, increased by 13% to US$27.1 billion.

Underlying operating profit was US$1,007 million, an increase of 68%. This reflected a full-year consolidation of the results of Astra which became a subsidiary undertaking in August 2005, and higher contributions from Jardine Motors and Dairy Farm, partially offset by reductions from Mandarin Oriental, due to the temporary closure of its principal Hong Kong hotel for renovation, and Jardine Cycle & Carriage due to the distribution in specie of its interest in MCL Land in January 2006. The overall operating profit of US$1,309 million also included gains from the disposal of the Group's vehicle leasing joint venture in the United Kingdom, The Mark hotel and shares in JPMorgan Chase, and an increase in fair value of Jardine Pacific's investment properties, while the 2005 results included profit on disposal of Pacific Finance, EastPoint and Mandarin Oriental's Hawaiian property.

The Group's share of underlying results of associates and joint ventures decreased by 12% to US$439 million. A higher contribution from Hongkong Land, a first-time contribution from Rothschilds and the inclusion of 100% of Astra's share of the profit from its joint ventures for a full year were more than offset by the impact of equity accounting Astra's results for seven months in 2005.

Net financing charges increased from 2005, which benefited from fair value gains on economic hedges that accounting standards require to be taken through the profit and loss account.

The underlying effective tax rate for the year was 29%, compared with 32% in 2005 which included certain prior period adjustments.

Underlying earnings per share increased 14% to US$1.52. Unusual items within underlying earnings in 2006 included certain property and pension gains in Jardine Motors and a first dividend from Tata Industries. These aside, the growth in underlying earnings was due to increased contributions from Jardine Pacific, Jardine Motors, Hongkong Land and Dairy Farm, partially offset by a lower contribution from Astra and the impact of the fair value gains on economic hedges in 2005. The overall profit attributable to shareholders for the year of US$1,348 million included the surplus on the revaluation of investment properties in Hongkong Land and Jardine Pacific, and profit from the sale of various businesses and investments. Overall earnings per share were US$3.83.

## Dividends

The Board is recommending a final dividend of US$0.40 per share, giving a total dividend of US$0.50 per share for the year payable on 16th May 2007 to those persons registered as shareholders on 23rd March 2007. The dividends are payable in cash with a scrip alternative.

## Cash Flow and Funding

Cash flow from operating activities for the year was an inflow of US$1,950 million. This represented an increase of US$1,332 million on 2005 due to a full-year consolidation of Astra's result and a decrease in the level of working capital mainly attributable to lower financing debtors in Astra. Capital expenditure for the year before disposals amounted to US$1,386 million. This included US$725 million for the purchase of tangible assets, mainly in Dairy Farm, Mandarin Oriental and Astra, and an investment of US$311 million in increasing shareholdings in Group companies. The sale of Jardine Strategic's interest in MCL Land to Hongkong Land, in The Mark hotel and in shares in JPMorgan Chase contributed US$129 million, US$99 million and US$407 million, respectively, to Group cash flow.

At the year end, undrawn committed facilities exceeded US$1.6 billion. In addition, the Group had available liquid funds of over US$2.5 billion. Overall net borrowings, excluding those relating to Astra's finance companies, decreased by some US$560 million to US$1.2 billion, representing 11% of total equity. Total equity was enhanced by the surplus on the revaluation of investment properties in Hongkong Land.

The average tenor of the Group's debt at 31st December 2006 was 3.4 years *(2005: 4.6 years)*. US dollar denominated borrowings comprised 36% of the Group's total borrowings. Non-US dollar denominated borrowings are directly related to the Group's businesses in countries of the currencies concerned. As at 31st December 2006 approximately 47% of the Group's borrowings were at floating rates and the remaining 53% were at fixed rates, after taking into account various interest rate swap agreements with major creditworthy financial institutions.

## Asset Valuation

The Group's share of the surplus arising from the revaluation of investment properties amounted to US$671 million, which has been credited to the consolidated profit and loss account. The Group's other properties were also revalued at the year end resulting in an attributable net surplus of US$37 million after tax, which was recognized in reserves.

The value of the Group's other investments were remeasured at their fair values at the year end resulting in an attributable net surplus of US$216 million, which was recognized in reserves.

The Group shareholders' funds increased by 32% to US$6.6 billion. If accounting standards did not require the Group to provide deferred tax on the revaluation surplus on leasehold investment properties in Hong Kong (where there is no capital gains tax) and allowed it to revalue hotel leasehold properties, the Group's shareholders' funds would be increased by a further 15% to US$7.6 billion.

## Treasury Policy

The Group manages its exposure to financial risk using a variety of techniques and instruments. The main objectives are to limit exchange and interest rate risks and to provide a degree of certainty about costs. In those businesses with significant net debt, measures are taken to fix the rate of interest paid on a proportion of their borrowings. In respect of overseas acquisitions or expansion, borrowings may be taken in the local currency in order to partially hedge the investment. The investment of the Group's cash resources is managed so as to minimize risk while seeking to enhance yield.



1.6
3.8
1.8
3.9
1.6
5.4
1.8
8.9
1.2
11.1
02
03
04
05
06


**Net Debt* and Total Equity (US$ billion)**
*Excluding finance companies

Net Debt
Total Equity

In the course of these activities the Group enters into derivative financial instruments. Its treasury functions are, however, specifically prohibited from undertaking transactions unrelated to underlying financial exposures. Overall, the Group's funding arrangements are designed to keep an appropriate balance between equity and debt, both short and long term, to give flexibility to develop the business.

**James Riley**
*Chief Financial Officer*

7th March 2007

### Henry Keswick*
CHAIRMAN

Mr. Henry Keswick joined the Group in 1961 and has been a Director of its holding company since 1967. He is chairman of Matheson & Co. and Jardine Strategic, and a director of Dairy Farm, Hongkong Land, Mandarin Oriental and Rothschilds Continuation Holdings. He is also vice chairman of the Hong Kong Association.

### A.J.L. Nightingale*
MANAGING DIRECTOR

Mr. Nightingale joined the Board in 1994 and was appointed as Managing Director in April 2006. He has served in a number of executive positions since joining the Group in 1969. He is chairman of Jardine Cycle & Carriage, Jardine Matheson Limited, Jardine Motors Group and Jardine Pacific; and a commissioner of Astra. He is also managing director of Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental. Mr. Nightingale is chairman of the Business Facilitation Advisory Committee established by the Financial Secretary in Hong Kong, a council member of the Hong Kong Trade Development Council, a Hong Kong representative to the APEC Business Advisory Council and a member of the Greater Pearl River Delta Business Council.

### Jenkin Hui
Mr. Hui was appointed a Director in 2003. He is a director of Hongkong Land, Jardine Strategic, Central Development and a number of property and investment companies.

### Adam Keswick*
Mr. Adam Keswick joined the Board in April 2007. He has recently been appointed as chief executive of Jardine Pacific and of Jardine Motors. After joining the Group in 2001 from NM Rothschild & Sons, he held positions within Group Treasury and Jardine Pacific. Mr. Keswick was appointed group strategy director of Jardine Cycle & Carriage in 2003, becoming group managing director in 2005. He is a director of Jardine Matheson Limited.

### Ben Keswick*
Mr. Ben Keswick joined the Board in April 2007. He has recently been appointed group managing director of Jardine Cycle & Carriage. He joined the Group in 1998 and held positions in Dairy Farm and Hongkong Land before taking an MBA at INSEAD. In 2003 he was appointed finance director of Jardine Pacific, and became its chief executive officer in 2005. Mr. Keswick is a director of Jardine Matheson Limited, Cycle & Carriage Bintang, MCL Land and Edaran Otomobil Nasional.

### Simon Keswick*
Mr. Simon Keswick joined the Group in 1962 and has been a Director of its holding company since 1972. He is a director of Matheson & Co., chairman of Dairy Farm, Hongkong Land and Mandarin Oriental, and a director of Jardine Lloyd Thompson and Jardine Strategic. He is also a director of The Fleming Mercantile Investment Trust.

### R.C. Kwok
Mr. Kwok was appointed a Director of the Group's holding company in 1972. He is a Chartered Accountant and joined the Group in 1964. He is a director of Jardine Matheson Limited, Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental.

### Lord Leach of Fairford*
Lord Leach joined the Board in 1984 after a career in banking and merchant banking. He is a director of Matheson & Co., deputy chairman of Jardine Lloyd Thompson, and a director of Dairy Farm, Hongkong Land, Jardine Strategic, Mandarin Oriental and Rothschilds Continuation Holdings.

### Dr Richard Lee
Dr Lee joined the Board in 1999. Dr Lee's principal business interests are in the manufacturing of textiles and apparel in Southeast Asia, and he is the chairman of TAL Apparel. He is also a director of Hongkong Land and Mandarin Oriental.

### James Riley*
Mr. Riley joined the Board as Group Finance Director in April 2007, having been Chief Financial Officer since 2005. A chartered accountant, he joined the Group from Kleinwort Benson in 1993. He was appointed chief financial officer of Jardine Cycle & Carriage in 1994, and in 1999 he took over responsibility for the businesses grouped under Jardine Pacific. He is a director of Jardine Matheson Limited and Dairy Farm.

### Percy Weatherall
Mr. Weatherall joined the Board in 1999 and was Managing Director of the Company from February 2000 to March 2006. He held a number of senior positions since first joining the Group in 1976 until his retirement from executive office in 2006. He is a director of Matheson & Co., Dairy Farm, Hongkong Land, Jardine Strategic and Mandarin Oriental.

*Executive Director

### Group General Counsel
### Jonathan Gould

### Group Strategy
### Mark Greenberg

### Company Secretary
### C.H. Wilken

**Registered Office**

Jardine House, 33-35 Reid Street
Hamilton
Bermuda

# Consolidated Profit and Loss Account

for the year ended 31st December 2006

| | | 2006 | | | Restated 2005 | | |
|---|---|---|---|---|---|---|---|
| | Note | Underlying business performance US$m | Non-trading items US$m | Total US$m | Underlying business performance US$m | Non-trading items US$m | Total US$m |
| Revenue | 1 | 16,281 | – | 16,281 | 11,929 | – | 11,929 |
| Net operating costs | 2 | (15,274) | 302 | (14,972) | (11,331) | 155 | (11,176) |
| Operating profit | 1 | 1,007 | 302 | 1,309 | 598 | 155 | 753 |
| Financing charges | | (234) | – | (234) | (176) | – | (176) |
| Financing income | | 102 | – | 102 | 79 | – | 79 |
| Net financing charges | 3 | (132) | – | (132) | (97) | – | (97) |
| Share of results of associates and joint ventures | 4 | 439 | 748 | 1,187 | 499 | 837 | 1,336 |
| Profit before tax | | 1,314 | 1,050 | 2,364 | 1,000 | 992 | 1,992 |
| Tax | 5 | (252) | (58) | (310) | (160) | (13) | (173) |
| Profit after tax | | 1,062 | 992 | 2,054 | 840 | 979 | 1,819 |
| Attributable to: | | | | | | | |
| Shareholders of the Company | 1 & 7 | 533 | 815 | 1,348 | 463 | 781 | 1,244 |
| Minority interests | | 529 | 177 | 706 | 377 | 198 | 575 |
| | | 1,062 | 992 | 2,054 | 840 | 979 | 1,819 |
| | | | | US$ | | | US$ |
| Earnings per share | 6 | | | | | | |
| – basic | | | | 3.83 | | | 3.58 |
| – diluted | | | | 3.75 | | | 3.55 |

# Consolidated Balance Sheet

at 31st December 2006

| | Note | 2006 US$m | Restated 2005 US$m |
|---|---|---|---|
| **Assets** | | | |
| Intangible assets | *8* | 1,825 | 1,689 |
| Tangible assets | *9* | 2,931 | 2,404 |
| Investment properties | *10* | 271 | 179 |
| Plantations | *11* | 460 | 383 |
| Associates and joint ventures | *12* | 6,476 | 5,062 |
| Other investments | *13* | 597 | 686 |
| Financing and other debtors | *14* | 1,052 | 1,349 |
| Deferred tax assets | *16* | 119 | 103 |
| Pension assets | *17* | 174 | 152 |
| Non-current assets | | 13,905 | 12,007 |
| | | | |
| Stocks and work in progress | *18* | 1,478 | 1,491 |
| Trade, financing and other debtors | *19* | 2,262 | 2,382 |
| Current investments | *13* | 3 | – |
| Current tax assets | | 142 | 56 |
| Bank balances and other liquid funds | *20* | | |
| – non-finance companies | | 2,355 | 1,503 |
| – finance companies | | 173 | 187 |
| | | 2,528 | 1,690 |
| | | 6,413 | 5,619 |
| Non-current assets classified as held for sale | *21* | 60 | 690 |
| Current assets | | 6,473 | 6,309 |
| | | | |
| Total assets | | 20,378 | 18,316 |

Approved by the Board of Directors

**A.J.L. Nightingale**
**Lord Leach of Fairford**
*Directors*

7th March 2007

| | Note | 2006 US$m | Restated 2005 US$m |
|---|---|---|---|
| **Equity** | | | |
| Share capital | 22 | 154 | 151 |
| Share premium and capital reserves | 24 | 29 | 21 |
| Revenue and other reserves | 25 | 7,303 | 5,607 |
| Own shares held | 27 | (892) | (781) |
| Shareholders' funds | | 6,594 | 4,998 |
| Minority interests | 28 | 4,509 | 3,876 |
| Total equity | | 11,103 | 8,874 |
| **Liabilities** | | | |
| Long-term borrowings | 29 | | |
| – non-finance companies | | 2,074 | 2,631 |
| – finance companies | | 723 | 1,005 |
| | | 2,797 | 3,636 |
| Deferred tax liabilities | 16 | 557 | 459 |
| Pension liabilities | 17 | 151 | 176 |
| Non-current provisions | 30 | 20 | 16 |
| Other non-current liabilities | 31 | 190 | 151 |
| Non-current liabilities | | 3,715 | 4,438 |
| Creditors and accruals | 32 | 2,920 | 2,838 |
| Current borrowings | 29 | | |
| – non-finance companies | | 1,522 | 619 |
| – finance companies | | 954 | 1,169 |
| | | 2,476 | 1,788 |
| Current tax liabilities | | 101 | 128 |
| Current provisions | 30 | 63 | 54 |
| | | 5,560 | 4,808 |
| Liabilities directly associated with non-current assets classified as held for sale | 21 | – | 196 |
| Current liabilities | | 5,560 | 5,004 |
| Total liabilities | | 9,275 | 9,442 |
| Total equity and liabilities | | 20,378 | 18,316 |

# Consolidated Statement of Recognized Income and Expense

for the year ended 31st December 2006

| | 2006<br>US$m | Restated<br>2005<br>US$m |
|---|---|---|
| Surpluses on revaluation of intangible assets | - | 458 |
| Surpluses on revaluation of properties | 120 | 77 |
| Gains on revaluation of other investments | 294 | 48 |
| Actuarial gains on defined benefit pension plans | 40 | 14 |
| Net exchange translation differences | 393 | (84) |
| (Losses)/gains on cash flow hedges | (13) | 24 |
| Tax on items taken directly to equity | (71) | (170) |
| Net income recognized directly in equity | 763 | 367 |
| Transfer to profit and loss on disposal of other investments | (79) | (20) |
| Transfer to profit and loss on disposal of subsidiary undertakings, associates and joint ventures | (3) | (1) |
| Transfer to profit and loss in respect of cash flow hedges | 4 | - |
| Profit after tax | 2,054 | 1,819 |
| Total recognized income and expense for the year | 2,739 | 2,165 |
| Attributable to: | | |
| Shareholders of the Company | 1,681 | 1,399 |
| Minority interests | 1,058 | 766 |
| | 2,739 | 2,165 |

Surpluses on revaluation of intangible assets represent the increase in fair value attributable to the Group's previously held interests in Astra and PT Hero Supermarket on the date they became subsidiary undertakings.

# Consolidated Cash Flow Statement

| | Note | 2006 US$m | Restated 2005 US$m |
|---|---|---|---|
| **Operating activities** | | | |
| Operating profit | | 1,309 | 753 |
| Depreciation and amortization | 33(a) | 403 | 249 |
| Other non-cash items | 33(b) | (138) | (21) |
| Decrease/(increase) in working capital | 33(c) | 478 | (377) |
| Interest received | | 95 | 55 |
| Interest and other financing charges paid | | (212) | (165) |
| Tax paid | | (362) | (179) |
| | | 1,573 | 315 |
| Dividends from associates and joint ventures | | 377 | 303 |
| Cash flows from operating activities | | 1,950 | 618 |
| **Investing activities** | | | |
| Purchase of Astra | 33(d) | – | 320 |
| Purchase of other subsidiary undertakings | 33(e) | (55) | (101) |
| Purchase of associates and joint ventures | 33(f) | (465) | (302) |
| Purchase of other investments | 33(g) | (94) | (12) |
| Purchase of land use rights | | (17) | (12) |
| Purchase of other intangible assets | | (6) | – |
| Purchase of tangible assets | | (725) | (458) |
| Purchase of investment properties | | (2) | (18) |
| Purchase of plantations | | (22) | (6) |
| Loans to associates, joint ventures and other | | – | (13) |
| Sale of subsidiary undertakings | 33(h) | 231 | 80 |
| Sale of associates and joint ventures | 33(i) | 101 | 181 |
| Sale of other investments | 33(j) | 480 | 40 |
| Sale of land use rights | | 26 | 33 |
| Sale of tangible assets | | 75 | 63 |
| Sale of investment properties | | – | 49 |
| Cash flows from investing activities | | (473) | (156) |
| **Financing activities** | | | |
| Issue of shares | | 3 | 13 |
| Capital contribution from minority shareholders | | 13 | 4 |
| Drawdown of borrowings | | 7,611 | 9,735 |
| Repayment of borrowings | | (8,008) | (9,516) |
| Dividends paid by the Company | | (91) | (76) |
| Dividends paid to minority shareholders | | (243) | (199) |
| Cash flows from financing activities | | (715) | (39) |
| Effect of exchange rate changes | | 45 | (2) |
| Net increase in cash and cash equivalents | | 807 | 421 |
| Cash and cash equivalents at 1st January | | 1,684 | 1,263 |
| Cash and cash equivalents at 31st December | 33(k) | 2,491 | 1,684 |

## Basis of Preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards, including International Accounting Standards and Interpretations adopted by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention except as disclosed in the accounting policies below.

In 2006, the Group adopted the following amendments and interpretation to existing standards which are relevant to its operations:

| | |
|---|---|
| IAS 21 (amended 2005) | Net Investment in a Foreign Operation |
| IAS 39 (amended 2005) | Cash Flow Hedge Accounting of Forecast Intragroup Transactions |
| IAS 39 (amended 2005) | The Fair Value Option |
| IAS 39 and IFRS 4 (amended 2005) | Financial Guarantee Contracts |
| IFRIC 4 | Determining whether an Arrangement contains a Lease |

There have been no changes to the accounting policies as a result of adoption of the above amendments and interpretation.

The following standards, and amendment and interpretations to existing standards, which are relevant to the Group's operations, were published but are not yet effective in 2006:

IFRS 7, Financial Instruments: Disclosures, and the complementary amendment to IAS 1, Presentation of Financial Statements – Capital Disclosures (effective for annual periods beginning on or after 1st January 2007). IFRS 7 introduces new disclosures relating to financial instruments. The amendment to IAS 1 introduces disclosures about the level of an entity's capital and how it manages capital. The Group assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and the capital disclosures required by the amendment of IAS 1. The Group will apply IFRS 7 and the amendment to IAS 1 from 1st January 2007.

IFRS 8, Operating Segments (effective for annual periods beginning on or after 1st January 2009) supersedes IAS 14, Segment Reporting and requires the reporting of financial and descriptive information about an entity's reportable segments on the basis of internal reports that are regularly reviewed by its management. The Group assessed the impact of IFRS 8 and concluded that the main additional disclosures will be an analysis of the Group's revenue by products and services, and its non-current assets by geographical area. The Group will apply IFRS 8 from 1st January 2009.

IFRIC 8, Scope of IFRS 2 (effective for annual periods beginning on or after 1st May 2006) requires consideration of transactions involving the issuance of equity instruments – where the identifiable consideration received is less than the fair value of the equity instruments issued – to establish whether or not they fall within the scope of IFRS 2. The Group will apply IFRIC 8 from 1st January 2007, but it is not expected to have any significant impact on the results of the Group.

IFRIC 9, Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1st June 2006) prohibits reassessment of any embedded derivatives contained in a contract since becoming a party to the contract unless there is a change in the terms of the host contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The Group will apply IFRIC 9 from 1st January 2007, but it is not expected to have any significant impact on the results of the Group.

IFRIC 10, Interim Financial Reporting and Impairment (effective for annual periods beginning on or after 1st November 2006) prohibits the impairment losses recognized in an interim period in respect of goodwill, investments in equity instruments and investments in financial assets carried at cost from being reversed at a subsequent balance sheet date. The Group will apply IFRIC 10 from 1st January 2007, but it is not expected to have any significant impact on the results of the Group.

IFRIC 11, IFRS 2 – Group and Treasury Share Transactions (effective for annual periods beginning on or after 1st March 2007) addresses the accounting for share-based payment transactions involving two or more entities within a group. The Group will apply IFRIC 11 from 1st January 2008, but it is not expected to have any significant impact on the results of the Group.

IFRIC 12, Service Concession Arrangements (effective for annual periods beginning on or after 1st January 2008) sets out general principles on recognizing and measuring the obligations and related rights to service concession arrangements. The Group will apply IFRIC 12 from 1st January 2008, but it is not expected to have any significant impact on the results of the Group.

The principal operating subsidiary undertakings, associates and joint ventures have different functional currencies in line with the economic environments of the locations in which they operate. The consolidated financial statements are presented in United States Dollars.

The Group's reportable segments are set out in note 1 and are described on page 4 and pages 6 to 21.

Following completion of the initial accounting in respect of the acquisition of Astra and Rothschilds, the comparative figures for 2005 have been restated principally to reflect revisions to the provisional fair value of franchise rights in Astra determined at the date of acquisition, and the consequential change in the surplus on revaluation attributable to the Group's previously held interest.

The effect of the revisions is summarized as follows:

Decrease in shareholders' funds at 1st January 2006

| | US$m |
|---|---|
| Intangible assets | (64) |
| Associates and joint ventures | (61) |
| Deferred tax liabilities | 22 |
| Total equity | (103) |
| Minority interests | 81 |
| Shareholders' funds | (22) |

| Decrease in profit for 2005 | US$m |
|---|---|
| Decrease in net income recognized directly in equity | (7) |
| Decrease in profit after tax | (1) |
| Decrease in basic earnings per share (US$) | (0.01) |
| Decrease in diluted earnings per share (US$) | – |

## Basis of Consolidation

(a) The consolidated financial statements include the financial statements of the Company, its subsidiary undertakings and, on the basis set out in (b) below, its associates and joint ventures. Subsidiary undertakings are entities over which the Group has the power to govern the financial and operating policies. The results of subsidiary undertakings, associates and joint ventures are included or excluded from their effective dates of acquisition or disposal respectively.

All material intercompany transactions, balances and unrealized surpluses and deficits on transactions between Group companies have been eliminated. The cost of and related income arising from shares held in the Company by subsidiary undertakings are eliminated from shareholders' funds and minority interests, and profit respectively.

(b) Associates are entities, not being subsidiary undertakings or joint ventures, over which the Group exercises significant influence. Joint ventures are entities which the Group jointly controls with one or more other venturers. Associates and joint ventures are included on the equity basis of accounting.

Rothschilds has a financial year end of 31st March. The company publishes audited financial statements annually and prepares half-year unaudited financial statements. The results of Rothschilds are included in these financial statements by reference to its latest half-year and annual financial statements adjusted for the effects of significant transactions or events that occur up to the balance sheet date.

(c) Minority interests represent the proportion of the results and net assets of subsidiary undertakings and their associates and joint ventures not attributable to the Group.

(d) The results of entities other than subsidiary undertakings, associates and joint ventures are included only to the extent of dividends received.

## Foreign Currencies

Transactions in foreign currencies are accounted for at the exchange rates ruling at the transaction dates.

Assets and liabilities of subsidiary undertakings, associates and joint ventures, together with all other monetary assets and liabilities expressed in foreign currencies, are translated into United States Dollars at the rates of exchange ruling at the year end. Results expressed in foreign currencies are translated into United States Dollars at the average rates of exchange ruling during the year.

Exchange differences arising from the retranslation of the net investment in foreign subsidiary undertakings, associates and joint ventures, and of financial instruments which are designated as hedges of such investments, are taken directly to exchange reserves. On the disposal of these investments, such exchange differences are recognized in the consolidated profit and loss account as part of the profit or loss on disposal. Exchange differences on other non-current investments are dealt with in reserves as part of the gains and losses arising from changes in their fair value. All other exchange differences are dealt with in the consolidated profit and loss account.

Goodwill and fair value adjustments arising on acquisition of a foreign entity after 1st January 2003 are treated as assets and liabilities of the foreign entity and translated into United States Dollars at the rate of exchange ruling at the year end.

## Impairment

Assets that have indefinite useful lives are not subject to amortization and are tested for impairment annually and whenever there is an indication that the assets may be impaired. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Cash-generating units to which goodwill has been allocated are tested for impairment annually and whenever there is an indication that the units may be impaired. An impairment loss is recognized for the amount by which the carrying amount of the asset exceeds its recoverable amount, which is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest level for which there are separately identifiable cash flows.

## Intangible Assets

(a) Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary undertaking, associate or joint venture at the effective date of acquisition, and, in respect of an increase in holding in a subsidiary undertaking, the excess of the cost of acquisition over the carrying amount of the proportion of the minority interests acquired. If the cost of acquisition is less than the fair value of the net assets acquired or the carrying amount of the proportion of the minority interests acquired, the difference is recognized directly in the consolidated profit and loss account. Goodwill on acquisitions of subsidiary undertakings is included in intangible assets. Goodwill on acquisitions of associates and joint ventures is included in investment in associates and joint ventures. Goodwill is allocated to cash-generating units for the purpose of impairment testing and is carried at cost less accumulated impairment loss.

The profit or loss on disposal of subsidiary undertakings, associates and joint ventures includes the carrying amount of goodwill relating to the entity sold.

(b) Franchise rights, which are rights under franchise agreements, are separately identified intangible assets acquired as part of a business combination. These franchise agreements are deemed to have indefinite lives because either they do not have any term of expiry or their renewal by the Group would be probable and would not involve significant costs, taking into account the history of renewal and the relationships between the franchisee and the contracting parties. The useful lives are reviewed at each balance sheet date. Franchise rights are carried at cost less accumulated impairment loss.

(c) Land use rights are payments to third parties to acquire long-term interests in owner-occupied property. These payments are stated at cost and are amortized over the useful life of the lease which includes the renewal period if the lease can be renewed by the Group without significant cost.

(d) Intangible assets other than goodwill, franchise rights and land use rights are stated at cost less accumulated amortization. Amortization is calculated on the straight line basis to allocate the cost of intangible assets over their estimated useful lives.

## Tangible Fixed Assets and Depreciation

Freehold land and buildings, and the building component of owner-occupied leasehold properties are stated at valuation. Independent valuations are performed every three years on an open market basis and, in the case of the building component of leasehold properties, on the basis of depreciated replacement cost. Depreciated replacement cost is used as the most reliable basis of allocating open market value to the building component. In the intervening years the Directors review the carrying values and adjustment is made where there has been a material change. Revaluation surpluses and deficits are dealt with in asset revaluation reserves except for movements on individual properties below depreciated cost which are dealt with in the consolidated profit and loss account. Grants related to tangible fixed assets are deducted in arriving at the carrying amount of the assets. Other tangible fixed assets are stated at cost less amounts provided for depreciation.

Depreciation is calculated on the straight line basis at annual rates estimated to write down the cost or valuation of each asset to its residual value over its estimated useful life. The residual values and useful lives are reviewed at each balance sheet date. The principal rates in use are as follows:

| | |
|---|---|
| Buildings | up to 33⅓% |
| Surface, finishes and services of hotel properties | 3⅓% – 25% |
| Leasehold improvements | over period of the lease |
| Plant and machinery | 5% – 50% |
| Furniture, equipment and motor vehicles | 6⅔% – 50% |

No depreciation is provided on freehold land as it is deemed to have an indefinite life.

Where the carrying amount of a tangible fixed asset is greater than its estimated recoverable amount, it is written down immediately to its recoverable amount.

The profit or loss on disposal of tangible fixed assets is recognized by reference to their carrying amount.

## Investment Properties

Investment properties are properties held for long-term rental yields. Investment properties are carried at fair value, representing open market value determined annually by independent qualified valuers. Changes in fair values are recorded in the consolidated profit and loss account.

## Plantations

Plantations principally comprise oil palm plantations and exclude the related land. Immature plantations include costs incurred for field preparation, planting, fertilizing and maintenance, borrowing costs incurred on loans used to finance the development, and an allocation of other attributable costs based on hectares planted. These costs approximate to their fair values. Plantations are considered mature three to four years after planting and once they are generating average annual fresh fruit bunches of four to six tons per hectare. Plantations are measured at each balance sheet date at their fair value, representing the present value of expected net cash flows from the assets in their present location and condition determined annually by independent qualified valuers, less estimated point of sale costs. Changes in fair value are recorded in the consolidated profit and loss account.

## Investments

(a) Other non-current investments which are available for sale are shown at fair value. Gains and losses arising from changes in the fair value of non-current investments are dealt with in reserves. On the disposal of a non-current investment or when an investment is determined to be impaired, the cumulative gain or loss previously recognized in reserves is included in the consolidated profit and loss account. Other non-current investments which are held to maturity are stated at cost net of unamortized discount or premium.

(b) Liquid investments, which are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value, are included in bank balances and other liquid funds and are stated at market value. Increases or decreases in market value are dealt with in the consolidated profit and loss account.

(c) All purchases and sales of investments are recognized on the trade date, which is the date that the Group commits to purchase or sell the investment.

## Leases

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

(a) Amount due from lessees under finance leases are recorded as receivables at the amount of the Group's net investment in the leases. Finance lease income is allocated to accounting periods so as to reflect a constant periodic rate of return on the Group's net investment outstanding in respect of the leases.

(b) Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated profit and loss account on a straight line basis over the period of the lease. When a lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the year in which termination takes place.

## Stocks and Work in Progress

Stocks, which principally comprise goods held for resale, are stated at the lower of cost and net realizable value. Cost is determined by the first-in, first-out method. The cost of finished goods and work in progress comprises raw materials, labour and an appropriate proportion of overheads.

## Trade, Financing and Other Debtors

Financing debtors are measured at amortized cost using the effective interest method. The gross amount due from customers for contract work is stated at cost plus an appropriate proportion of profit, established by reference to the percentage of completion, and after deducting progress payments and provisions for foreseeable losses. All other debtors are measured at amortized cost except where the effect of discounting would be immaterial.

Provision for impairment is established when there is objective evidence that the outstanding amounts will not be collected or based on an assessment with reference to historical loss experience. Bad debts are written off during the year in which they are identified.

Financing and other debtors with maturities greater than twelve months after the balance sheet date are classified under non-current assets.

## Cash and Cash Equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise deposits with banks and financial institutions, bank and cash balances, and liquid investments, net of bank overdrafts. In the balance sheet, restricted bank balances and deposits are included as non-current assets under financing and other debtors, and bank overdrafts are included in current borrowings.

## Provisions

Provisions are recognized when the Group has present legal or constructive obligations as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligations, and a reliable estimate of the amount of the obligations can be made.

## Borrowings and Borrowing Costs

Borrowings are initially recognized at fair value, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective interest method.

On issue of bonds which are convertible into ordinary shares of the issuing entity, the fair value of the liability portion is determined using a market interest rate for an equivalent non-convertible bond; this amount is included in long-term borrowings on the amortized cost basis until extinguished on conversion or maturity of the bond. The remainder of the proceeds is allocated to the conversion option which is recognized and included in shareholders' funds. On the issue of convertible bonds which are not convertible into the issuing entity's own shares, the fair value of the conversion option component is determined and included in current liabilities, and the residual amount is allocated to the carrying amount of the bond. Any conversion option component included in current liabilities is shown at fair value.

Borrowing costs relating to major development projects are capitalized until the asset is substantially completed. Capitalized borrowing costs are included as part of the cost of the asset. All other borrowing costs are expensed as incurred.

Borrowings are classified under non-current liabilities unless their maturities are within twelve months after the balance sheet date.

## Deferred Tax

Deferred tax is provided, using the liability method, for all temporary differences arising between the tax bases of assets and liabilities and their carrying values.

Provision for deferred tax is made on the revaluation of certain non-current assets and, in relation to acquisitions, on the difference between the fair value of the net assets acquired and their tax base. Provision for withholding tax which could arise on the remittance of retained earnings relating to subsidiary undertakings is only made where there is a current intention to remit such earnings. Deferred tax assets relating to the carry forward of unused tax losses are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

## Employee Benefits

***(a) Pension obligations***

The Group operates a number of defined benefit and defined contribution plans, the assets of which are held in trustee administered funds.

Pension accounting costs for defined benefit plans are assessed using the projected unit credit method. Under this method, the costs of providing pensions are charged to the consolidated profit and loss account spreading the regular cost over the service lives of employees in accordance with the advice of qualified actuaries, who carry out a full valuation of major plans every year. The pension obligations are measured as the present value of the estimated future cash outflows by reference to market yields on high quality corporate bonds which have terms to maturity approximating the terms of the related liability. Plan assets are measured at fair value. Actuarial gains and losses are recognized in full in the year in which they occur, outside the consolidated profit and loss account, in the consolidated statement of recognized income and expense.

The Group's total contributions relating to the defined contribution plans are charged to the consolidated profit and loss account in the year to which they relate.

*(b) Share-based compensation*
The Company and its subsidiary undertakings and associates operate a number of employee share option schemes. The fair value of the employee services received in exchange for the grant of the options in respect of options granted after 7th November 2002 is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted. At each balance sheet date, the entity revises its estimates of the number of options that are expected to become exercisable. The impact of the revision of original estimates, if any, is recognized in the consolidated profit and loss account.

## Non-current Assets Held for Sale
Non-current assets are classified as assets held for sale and stated at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

## Derivative Financial Instruments
The Group only enters into derivative financial instruments in order to hedge underlying exposures. Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. The method of recognizing the resulting gain or loss is dependent on the nature of the item being hedged. The Group designates certain derivatives as either a hedge of the fair value of a recognized asset or liability (fair value hedge), or a hedge of a forecasted transaction or of the foreign currency risk on a firm commitment (cash flow hedge), or a hedge of a net investment in a foreign entity.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges and that are highly effective, are recorded in the consolidated profit and loss account, along with any changes in the fair value of the hedged asset or liability that is attributable to the hedged risk. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, the cumulative adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to the consolidated profit and loss account over the residual period to maturity.

Changes in the fair value of derivatives that are designated and qualify as cash flow hedges and that are highly effective, are recognized in hedging reserves. Where the forecasted transaction or firm commitment results in the recognition of a non-financial asset or of a non-financial liability, the gains and losses previously deferred in hedging reserves are transferred from hedging reserves and included in the initial measurement of the cost of the asset or liability. Otherwise, amounts deferred in hedging reserves are transferred to the consolidated profit and loss account and classified as income or expense in the same periods during which the hedged firm commitment or forecasted transaction affects the consolidated profit and loss account. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in hedging reserves at that time remains in the hedging reserves and is recognized when the committed or forecasted transaction ultimately is recognized in the consolidated profit and loss account. When a committed or forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in hedging reserves is immediately transferred to the consolidated profit and loss account.

Certain derivative transactions, while providing effective economic hedges under the Group's risk management policies, do not qualify for hedge accounting under the specific rules in IAS 39. Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the consolidated profit and loss account.

Hedges of net investments in foreign entities are accounted for on a similar basis to that used for cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in exchange reserves; the gain or loss relating to the ineffective portion is recognized immediately in the consolidated profit and loss account.

The fair value of derivatives which are designated and qualify as effective hedges are classified as non-current assets or liabilities if the remaining maturities of the hedged assets or liabilities are greater than twelve months after the balance sheet date.

## Financial Guarantee Contracts

Financial guarantee contracts under which the Group accepts significant risk from a third party by agreeing to compensate that party on the occurrence of a specified uncertain future event are accounted for in a manner similar to insurance contracts. Provisions are recognized when it is probable that the Group has obligations under such guarantees and an outflow of resources embodying economic benefits will be required to settle the obligations.

## Non-trading Items

Non-trading items are separately identified to provide greater understanding of the Group's underlying business performance. Items classified as non-trading items include fair value gains or losses on revaluation of investment properties; gains and losses arising from the sale of businesses, investments and properties; impairment of non-depreciable intangible assets and other investments; provisions for the closure of businesses; and other credits and charges of a non-recurring nature that require inclusion in order to provide additional insight into underlying business performance.

## Earnings per Share

Basic earnings per share are calculated on profit attributable to shareholders and on the weighted average number of shares in issue during the year. The weighted average number excludes the Company's share of the shares held by subsidiary undertakings and the shares held by the Trustee under the Senior Executive Share Incentive Schemes. For the purpose of calculating diluted earnings per share, profit attributable to shareholders is adjusted for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures, and the weighted average number of shares is adjusted for the number of shares which are deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes based on the average share price during the year.

## Dividends

Dividends proposed or declared after the balance sheet date are not recognized as a liability at the balance sheet date.

Scrip dividends are accounted for as a bonus issue. The nominal amount of the ordinary shares issued as a result of election for scrip is capitalized out of the share premium account or other reserves, as appropriate.

## Revenue

Revenue consists of the gross inflow, excluding sales taxes, of economic benefits associated with a transaction. Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have been transferred to customers, revenue from the rendering of services is recognized when services are performed, provided that the amount can be measured reliably, and revenue from consumer financing and financing leases is recognized over the term of the respective contracts based on a constant rate of return on the net investment.

## Pre-operating Costs

Pre-operating costs are expensed as they are incurred.

## Critical Accounting Estimates and Judgements

Estimates and judgements used in preparing the financial statements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant effect on the carrying amounts of assets and liabilities are discussed below.

*(a) Acquisition of subsidiary undertakings, associates and joint ventures*

The initial accounting on the acquisition of subsidiary undertakings, associates and joint ventures involves identifying and determining the fair values to be assigned to the identifiable assets, liabilities and contingent liabilities of the acquired entities. The fair values of franchise rights, land use rights, tangible assets, investment properties and plantations are determined by independent valuers by reference to market prices or present value of expected net cash flows from the assets. Any changes in the assumptions used and estimates made in determining the fair values, and management's ability to measure reliably the contingent liabilities of the acquired entity will impact the carrying amount of these assets and liabilities.

*(b) Tangible fixed assets and depreciation*
Freehold land and buildings, and the building component of owner-occupied leasehold properties are valued every three years by independent valuers. In the intervening years the Group reviews the carrying values and adjustment is made where there has been a material change. In arriving at the valuation of land and buildings, assumptions and economic estimates have to be made.

Management determines the estimated useful lives and related depreciation charges for the Group's tangible fixed assets. Management will revise the depreciation charge where useful lives are different to those previously estimated, or it will write-off or write-down technically obsolete or non-strategic assets that have been abandoned or sold.

*(c) Investment properties*
The fair values of investment properties are determined by independent valuers on an open market for existing-use basis calculated on the net income allowing for reversionary potential.

In making the judgement, consideration has been given to assumptions that are mainly based on market conditions existing at the balance sheet date and appropriate capitalization rates. These estimates are regularly compared to actual market data and actual transactions entered into by the Group.

*(d) Plantations*
The fair values of plantations are determined by independent valuers based on the expected cash flows from the plantations.

*(e) Impairment of assets*
The Group tests annually whether goodwill and other assets that have indefinite useful lives suffered any impairment. Other assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset exceeds its recoverable amount. The recoverable amount of an asset or a cash generating unit is determined based on the higher of its fair value less costs to sell and its value in use, calculated on the basis of management's assumptions and estimates. Changing the key assumptions, including the discount rates or the growth rate assumptions in the cash flow projections, could materially affect the value-in-use calculations.

The Group has recognized at fair value on acquisition of Astra indefinite life franchise rights of US$521 million, classified within intangible assets, associates and joint ventures, and deferred tax liabilities on the consolidated balance sheet. The results of the impairment reviews undertaken at 31st December 2006 indicated that no impairment charge was necessary. If there is a significant increase in the discount rate and/or a significant adverse change in the projected performance of the businesses to which these rights attach, it may be necessary to take an impairment charge to the consolidated profit and loss account in the future.

The guidance of IAS 39 (amended 2004) is followed in determining when an investment is other-than-temporarily impaired. This determination requires significant judgement. In making this judgement, the Group evaluates, among other factors, the duration and extent to which the fair value of an investment is less than its cost; and the financial health of and near-term business outlook for the investee, including factors such as industry and sector performance, changes in technology and operational and financing cash flow.

*(f) Income taxes*
The Group is subject to income taxes in numerous jurisdictions. Significant judgement is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Recognition of deferred tax assets, which principally relate to tax losses, depends on the management's expectation of future taxable profit that will be available against which the tax losses can be utilized. The outcome of their actual utilization may be different.

As required by International Financial Reporting Standards, provision for deferred tax is made on the revaluation of investment properties held under operating leases on the basis that their values would be recovered through use rather than through sale.

*(g) Pension obligations*
The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the expected long-term rate of return on the relevant plan assets and the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

The expected return on plan assets assumption is determined on a uniform basis, taking into consideration long-term historical returns, asset allocation and future estimates of long-term investment returns.

The Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the pension obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

Other key assumptions for pension obligations are based in part on current market conditions.

*(h) Non-trading items*
The Group uses underlying business performance in its internal financial reporting to distinguish between the underlying profits and non-trading items. The identification of non-trading items requires judgement by management.

## Comparative Figures
Certain comparative figures have been reclassified to conform with the current year presentation.

## 1 Segmental Information

Jardine Matheson has eight principal businesses as more fully described on page 4. Accordingly, its primary segment reporting format is by business segments and its secondary segment information is reported geographically. Geographic segments are based on the location of the operations, except revenue which is based on the location of customers.

| | Revenue together with revenue of associates and joint ventures | | Revenue | | Segment results | |
|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 |
| | US$m | US$m | US$m | US$m | US$m | US$m |
| ***By business:*** | | | | | | |
| Jardine Pacific | 3,280 | 2,881 | 1,082 | 1,024 | 142 | 103 |
| Jardine Motors Group | 2,442 | 2,457 | 2,352 | 2,078 | 133 | 66 |
| Jardine Lloyd Thompson | 898 | 878 | – | – | – | – |
| Hongkong Land | 556 | 368 | – | – | – | – |
| Dairy Farm | 6,010 | 5,539 | 5,175 | 4,749 | 233 | 220 |
| Mandarin Oriental | 731 | 703 | 405 | 399 | 122 | 113 |
| Jardine Cycle & Carriage | 1,595 | 1,619 | 1,119 | 1,087 | 55 | 61 |
| Astra | | | | | | |
| – automotive | 6,461 | 7,102 | 3,384 | 1,483 | 131 | 39 |
| – financial services | 1,424 | 990 | 805 | 321 | 82 | 20 |
| – agribusiness | 411 | 344 | 411 | 156 | 159 | 59 |
| – heavy equipment | 1,581 | 1,426 | 1,500 | 620 | 178 | 70 |
| – other | 169 | 107 | 70 | 28 | 14 | 2 |
| – inter-segment transactions/ balances | (26) | (29) | (27) | (18) | – | (5) |
| | 10,020 | 9,940 | 6,143 | 2,590 | 564 | 185 |
| – goodwill | – | – | – | – | – | – |
| – fair value of segment assets acquired | – | – | – | – | – | – |
| | 10,020 | 9,940 | 6,143 | 2,590 | 564 | 185 |
| | 25,532 | 24,385 | 16,276 | 11,927 | 1,249 | 748 |
| Corporate and other interests | 1,856 | 2 | 5 | 2 | 60 | 5 |
| Inter-segment transactions/ balances | (252) | (303) | – | – | – | – |
| | 27,136 | 24,084 | 16,281 | 11,929 | 1,309 | 753 |
| ***By geographical location:*** | | | | | | |
| Europe | 2,514 | 2,315 | 1,859 | 1,736 | 112 | 53 |
| Hong Kong and mainland China | 6,803 | 6,289 | 3,753 | 3,509 | 289 | 269 |
| North America | 360 | 511 | 65 | 93 | 79 | 40 |
| Northeast Asia | 766 | 680 | 633 | 563 | 14 | 19 |
| Southeast Asia | 15,089 | 14,590 | 9,966 | 6,026 | 755 | 367 |
| | 25,532 | 24,385 | 16,276 | 11,927 | 1,249 | 748 |
| Corporate and other interests | 1,856 | 2 | 5 | 2 | 60 | 5 |
| Inter-segment transactions/ balances | (252) | (303) | – | – | – | – |
| | 27,136 | 24,084 | 16,281 | 11,929 | 1,309 | 753 |
| Segment results | | | | | 1,309 | 753 |
| Results of Hongkong Land | | | | | 856 | 900 |
| Results of other associates and joint ventures | | | | | 331 | 436 |
| Net financing charges and tax | | | | | (442) | (270) |
| Profit after tax | | | | | 2,054 | 1,819 |

Revenue consists primarily of the sale of goods. Rental income from investment properties amounted to US$3 million *(2005: US$4 million)*.

Revenue together with revenue of associates and joint ventures includes 100% of revenue from associates and joint ventures. For a more meaningful comparison of the current year figure, the revenues of Astra's associates and joint ventures for the seven months ended 31st July 2005, before Astra was consolidated as a subsidiary undertaking, are included in the comparative figures for 2005.

Capital expenditure comprises additions of intangible assets, tangible assets, investment properties and plantations, including those arising from acquisitions of subsidiary undertakings.

| | Underlying profit attributable to shareholders | | Capital expenditure | | Segment assets | | Segment liabilities | |
|---|---|---|---|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 | 2006 | 2005 |
| | US$m | US$m | US$m | US$m | US$m | US$m | US$m | US$m |
| | 103 | 90 | 24 | 29 | 669 | 544 | (380) | (371) |
| | 67 | 47 | 23 | 21 | 637 | 548 | (340) | (353) |
| | 28 | 29 | – | – | – | – | – | – |
| | 85 | 65 | – | – | – | – | – | – |
| | 131 | 118 | 224 | 242 | 1,736 | 1,516 | (1,287) | (1,134) |
| | 27 | 21 | 133 | 56 | 1,390 | 1,249 | (93) | (85) |
| | 16 | 23 | 14 | 35 | 364 | 868 | (128) | (322) |
| | 50 | 92 | 110 | 64 | 1,211 | 1,048 | (341) | (361) |
| | 18 | 10 | 33 | 9 | 2,257 | 2,839 | (1,972) | (2,453) |
| | 22 | 16 | 63 | 26 | 780 | 687 | (40) | (39) |
| | 15 | 16 | 221 | 157 | 1,264 | 1,237 | (340) | (355) |
| | (4) | (7) | 8 | 4 | 72 | 97 | (20) | (13) |
| | – | – | – | – | (8) | (82) | 8 | 55 |
| | 101 | 127 | 435 | 260 | 5,576 | 5,826 | (2,705) | (3,166) |
| | – | – | 14 | 225 | 284 | 251 | – | – |
| | – | – | – | 1,789 | – | – | – | – |
| | 101 | 127 | 449 | 2,274 | 5,860 | 6,077 | (2,705) | (3,166) |
| | 558 | 520 | 867 | 2,657 | 10,656 | 10,802 | (4,933) | (5,431) |
| | (25) | (57) | – | – | 17 | 9 | (94) | (90) |
| | – | – | – | – | (7) | (4) | 7 | 4 |
| | 533 | 463 | 867 | 2,657 | 10,666 | 10,807 | (5,020) | (5,517) |
| | 54 | 43 | 22 | 30 | 969 | 811 | (252) | (265) |
| | 253 | 221 | 197 | 92 | 1,921 | 1,628 | (909) | (887) |
| | 28 | 13 | 1 | 5 | 197 | 281 | (92) | (56) |
| | 8 | 6 | 42 | 30 | 232 | 205 | (130) | (127) |
| | 215 | 237 | 605 | 2,500 | 7,337 | 7,877 | (3,550) | (4,096) |
| | 558 | 520 | 867 | 2,657 | 10,656 | 10,802 | (4,933) | (5,431) |
| | (25) | (57) | – | – | 17 | 9 | (94) | (90) |
| | – | – | – | – | (7) | (4) | 7 | 4 |
| | 533 | 463 | 867 | 2,657 | 10,666 | 10,807 | (5,020) | (5,517) |

| | Segment assets 2006 | Segment assets 2005 | Segment liabilities 2006 | Segment liabilities 2005 |
|---|---|---|---|---|
| Segment assets and liabilities | 10,666 | 10,807 | (5,020) | (5,517) |
| Investment in Hongkong Land | 4,236 | 3,181 | – | – |
| Investment in other associates and joint ventures | 2,254 | 1,915 | – | – |
| Unallocated assets and liabilities | 3,222 | 2,413 | (4,255) | (3,925) |
| Total assets and liabilities | 20,378 | 18,316 | (9,275) | (9,442) |

Jardine Pacific includes a number of business segments. Each business segment contributes less than 10% of the Group's revenue, segment results and assets.

Northeast Asia includes Japan, South Korea and Taiwan. Southeast Asia includes Australia and other countries in Asia in which the Group operates.

Unallocated assets and liabilities comprise other investments, tax assets and liabilities, cash and cash equivalents and borrowings of non-finance companies, and the fair values of the derivatives relating to the Jardine Matheson guaranteed bonds.

## 2 Net Operating Costs

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Cost of sales | (12,507) | (9,131) |
| Other operating income | 537 | 299 |
| Selling and distribution costs | (1,995) | (1,593) |
| Administration expenses | (854) | (695) |
| Other operating expenses | (153) | (56) |
| | (14,972) | (11,176) |
| *The following credits/(charges) are included in net operating costs:* | | |
| Cost of stocks and properties for sale recognized as expense | (11,257) | (9,129) |
| Depreciation of tangible assets | (386) | (241) |
| Amortization of land use rights and other intangible assets | (17) | (8) |
| Impairment of goodwill | – | (1) |
| Impairment of tangible assets | (5) | – |
| Impairment of other investments | – | (3) |
| Impairment of trade, financing and other debtors | (118) | (85) |
| Operating expenses arising from investment properties | (1) | (1) |
| Value added tax recovery (including interest) in Jardine Motors Group | – | (4) |
| Employee benefit expense | | |
| – salaries and benefits in kind | (1,430) | (1,062) |
| – share options granted | (3) | (2) |
| – defined benefit pension plans *(refer note 17)* | (20) | (41) |
| – defined contribution pension plans | (32) | (29) |
| | (1,485) | (1,134) |
| Net foreign exchange gains | 54 | 8 |
| Operating leases | | |
| – minimum lease payments | (479) | (395) |
| – contingent rents | (5) | (3) |
| – subleases | 26 | 16 |
| | (458) | (382) |
| Income from other investments | 41 | 34 |
| Rental income | 12 | 19 |
| ***Net operating costs included the following gains/(losses) from non-trading items:*** | | |
| Increase in fair value of investment properties | 91 | 19 |
| Sale and closure of businesses | 127 | 96 |
| Sale of investments | 80 | 20 |
| Revaluation of properties | – | 3 |
| Sale of property interests | 10 | 1 |
| Restructuring of businesses | (5) | – |
| Other | (1) | 16 |
| | 302 | 155 |

## 3 Net Financing Charges

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Interest expense | | |
| – bank loans and advances | (135) | (98) |
| – bonds and other loans | (94) | (72) |
| | (229) | (170) |
| Commitment and other fees | (5) | (3) |
| Fair value loss on cash flow hedges | – | (3) |
| Financing charges | (234) | (176) |
| Fair value gain on economic hedges of net investment in foreign entities | 2 | 22 |
| Interest income on bank and other deposits | 100 | 57 |
| Financing income | 102 | 79 |
| | (132) | (97) |

## 4 Share of Results of Associates and Joint Ventures

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Jardine Pacific | 80 | 64 |
| Jardine Motors Group | 3 | 8 |
| Jardine Lloyd Thompson | 27 | 47 |
| Hongkong Land | 856 | 900 |
| Dairy Farm | 28 | 29 |
| Mandarin Oriental | 13 | 12 |
| Jardine Cycle & Carriage | 3 | 193 |
| Astra | 151 | 82 |
| Corporate and other interests | 26 | 1 |
| | 1,187 | 1,336 |
| *Share of results of associates and joint ventures included the following gains/(losses) from non-trading items:* | | |
| Increase in fair value of investment properties | 752 | 814 |
| Sale and closure of businesses | (13) | 6 |
| Sale of investments | 4 | – |
| Pension curtailment | 13 | 1 |
| Buyout of minority interests in Jardine Lloyd Thompson | – | 18 |
| Revaluation of properties | – | 4 |
| Restructuring of businesses | (5) | (2) |
| Other | (3) | (4) |
| | 748 | 837 |

Results are shown after tax and minority interests.

## 5 Tax

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Current tax | | |
| – charge for the year | (298) | (147) |
| – over/(under) provision in prior years | 3 | (15) |
| Deferred tax | (15) | (11) |
| | (310) | (173) |
| ***Reconciliation between tax expense and tax at the applicable tax rate:*** | | |
| Tax at applicable tax rate | (299) | (161) |
| Income not subject to tax | 33 | 54 |
| Expenses not deductible for tax purposes | (26) | (39) |
| Tax losses and temporary differences not recognized | (11) | (13) |
| Utilization of previously unrecognized tax losses and temporary differences | 6 | 24 |
| Recognition of previously unrecognized tax losses and temporary differences | 4 | (10) |
| Deferred tax assets written off | (2) | (3) |
| Deferred tax liabilities written back | – | 6 |
| Over/(under) provision in prior years | 3 | (15) |
| Withholding tax | (16) | (15) |
| Other | (2) | (1) |
| | (310) | (173) |

The applicable tax rate represents the weighted average of the rates of taxation prevailing in the territories in which the Group operates.

Tax includes United Kingdom tax of US$15 million *(2005: US$2 million)*.

## 6 Earnings per Share

Basic earnings per share are calculated on profit attributable to shareholders of US$1,348 million *(2005: US$1,244 million)* and on the weighted average number of 352 million *(2005: 347 million)* shares in issue during the year.

Diluted earnings per share are calculated on profit attributable to shareholders of US$1,324 million *(2005: US$1,242 million)*, which is after adjusting for the effects of the conversion of dilutive potential ordinary shares of subsidiary undertakings, associates or joint ventures, and on the weighted average number of 353 million *(2005: 350 million)* shares in issue during the year. The number of shares for basic and diluted earnings per share is reconciled as follows:

| | Ordinary shares in millions | |
|---|---|---|
| | **2006** | 2005 |
| Weighted average number of shares in issue | **352** | 347 |
| Adjustment for shares deemed to be issued for no consideration under the Senior Executive Share Incentive Schemes | **1** | 3 |
| Weighted average number of shares for diluted earnings per share | **353** | 350 |

Additional basic and diluted earnings per share are also calculated based on underlying profit attributable to shareholders. A reconciliation of earnings is set out below:

| | **2006** | | | 2005 | | |
|---|---|---|---|---|---|---|
| | | Basic earnings per share | Diluted earnings per share | | Basic earnings per share | Diluted earnings per share |
| | US$m | US$ | US$ | US$m | US$ | US$ |
| Profit attributable to shareholders | **1,348** | **3.83** | **3.75** | 1,244 | 3.58 | 3.55 |
| Non-trading items *(refer note 7)* | **(815)** | | | (781) | | |
| Underlying profit attributable to shareholders | **533** | **1.52** | **1.51** | 463 | 1.33 | 1.32 |

## 7 Non-trading Items

An analysis of non-trading items after interest, tax and minority interests is set out below:

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Increase in fair value of investment properties | | |
| – Hongkong Land | 599 | 647 |
| – other | 72 | 17 |
| | 671 | 664 |
| Sale and closure of businesses | | |
| – Appleyard Vehicle Contracts | 38 | – |
| – EastPoint | – | 23 |
| – Pacific Finance | – | 22 |
| – The Mark | 21 | – |
| – Kahala Mandarin Oriental | – | 22 |
| – motor operations | 2 | 5 |
| – insurance broking | (8) | 1 |
| – other | 6 | 6 |
| | 59 | 79 |
| Sale of investments | 83 | 16 |
| Pension curtailment | 13 | 1 |
| Buyout of minority interests in Jardine Lloyd Thompson | – | 18 |
| Revaluation of properties | – | 5 |
| Sale of property interests | 2 | (1) |
| Restructuring of businesses | (10) | (2) |
| Other | (3) | 1 |
| | 815 | 781 |

## 8 Intangible Assets

| | Goodwill US$m | Franchise rights US$m | Land use rights US$m | Other US$m | Total US$m |
|---|---|---|---|---|---|
| *2006* | | | | | |
| Cost | | | | | |
| – as previously reported | 620 | 288 | 863 | 7 | 1,778 |
| – revision of fair value adjustments | 8 | (72) | – | – | (64) |
| – as restated | 628 | 216 | 863 | 7 | 1,714 |
| Amortization and impairment | (1) | – | (24) | – | (25) |
| Net book value at 1st January | 627 | 216 | 839 | 7 | 1,689 |
| Exchange differences | 26 | 18 | 37 | 1 | 82 |
| New subsidiary undertakings | – | – | 6 | – | 6 |
| Additions | 61 | – | 17 | 6 | 84 |
| Disposals | – | – | (14) | – | (14) |
| Amortization | – | – | (16) | (1) | (17) |
| Classified as non-current assets held for sale | – | – | (5) | – | (5) |
| Net book value at 31st December | **714** | **234** | **864** | **13** | **1,825** |
| Cost | 715 | 234 | 904 | 14 | 1,867 |
| Amortization and impairment | (1) | – | (40) | (1) | (42) |
| | **714** | **234** | **864** | **13** | **1,825** |
| *2005* | | | | | |
| Cost | 377 | – | 495 | – | 872 |
| Amortization and impairment | – | – | (19) | – | (19) |
| Net book value at 1st January | 377 | – | 476 | – | 853 |
| Exchange differences | (1) | 2 | 1 | (1) | 1 |
| New subsidiary undertakings | – | 214 | 393 | 8 | 615 |
| Additions | 263 | – | 12 | – | 275 |
| Disposals | (4) | – | (35) | – | (39) |
| Amortization | – | – | (8) | – | (8) |
| Impairment charge | (1) | – | – | – | (1) |
| Classified as non-current assets held for sale | (7) | – | – | – | (7) |
| Net book value at 31st December | 627 | 216 | 839 | 7 | 1,689 |
| Cost | 628 | 216 | 863 | 7 | 1,714 |
| Amortization and impairment | (1) | – | (24) | – | (25) |
| | 627 | 216 | 839 | 7 | 1,689 |

## 8 Intangible Assets *(continued)*

| | 2006 US$m | 2005 US$m |
|---|---|---|
| ***Goodwill allocation by business:*** | | |
| Jardine Pacific | 12 | 11 |
| Jardine Motors Group | 11 | 9 |
| Dairy Farm | 378 | 330 |
| Mandarin Oriental | 29 | 26 |
| Astra | 284 | 251 |
| | 714 | 627 |

Other intangible assets comprised trademarks and computer software.

Additions of goodwill in 2006 included US$27 million relating to the purchase of an additional 25.5% interest in PT Hero Supermarket by Dairy Farm under a put option *(refer note 31)*.

The Directors have performed an impairment review of the carrying amount of goodwill at 31st December 2006 and have concluded that no impairment is required. For the purpose of impairment testing, goodwill acquired has been allocated to individual cash-generating units identified by business or geographical segments which are reviewed for impairment based on forecast operating performance and cash flows or the market price of the segment.

Franchise rights are rights under franchise agreements with automobile and heavy equipment manufacturers. These franchise agreements are deemed to have indefinite lives because either they do not have any term of expiry or their renewal would be probable and would not involve significant costs, taking into account the history of renewal and the relationships between the franchisee and the contracting parties. The carrying amount of franchise rights is not amortized as such rights will contribute cash flows for an indefinite period. The Directors have performed an impairment review of the carrying amount of franchise rights at 31st December 2006 based on forecast operating performance and cash flows of the related businesses and have concluded that no impairment is required.

Cash flow projections for impairment reviews are based on budgets prepared on the basis of assumptions reflective of the prevailing market conditions, and are discounted appropriately. Key assumptions used for value-in-use calculations include budgeted gross margins of between 4% and 50% and growth rates of up to 8% to extrapolate cash flows, which vary across the Group's business segments and geographical locations, over a five year period, and are based on management expectations for the market development; and pre-tax discount rates of between 9% and 28% applied to the cash flow projections. The discount rates used reflect business specific risks relating to the relevant industry, business life-cycle and geographical location.

At 31st December 2006, the carrying amount of land use rights pledged as security for borrowings amounted to US$197 million *(2005: US$212 million) (refer note 29)*.

The amortization charges are all recognized in arriving at operating profit and are included in cost of sales, selling and distribution costs and administration expenses.

## 9 Tangible Assets

| | Freehold properties US$m | Leasehold properties US$m | Leasehold improvements US$m | Plant & machinery US$m | Furniture, equipment & motor vehicles US$m | Total US$m |
|---|---|---|---|---|---|---|
| *2006* | | | | | | |
| Cost or valuation | 587 | 652 | 534 | 875 | 870 | **3,518** |
| Depreciation and impairment | (11) | (74) | (282) | (304) | (443) | **(1,114)** |
| Net book value at 1st January | 576 | 578 | 252 | 571 | 427 | **2,404** |
| Exchange differences | 49 | 38 | 22 | 43 | 29 | **181** |
| New subsidiary undertakings | – | 2 | 2 | 8 | 3 | **15** |
| Additions | 18 | 135 | 113 | 284 | 186 | **736** |
| Disposals | (5) | (14) | (4) | (28) | (21) | **(72)** |
| Depreciation charge | (5) | (40) | (49) | (161) | (131) | **(386)** |
| Impairment charge | (2) | – | – | (1) | (2) | **(5)** |
| Net revaluation surplus | 48 | 24 | – | – | – | **72** |
| Reclassified from non-current assets held for sale | – | 2 | – | – | – | **2** |
| Classified as non-current assets held for sale | (13) | (3) | – | – | – | **(16)** |
| Net book value at 31st December | **666** | **722** | **336** | **716** | **491** | **2,931** |
| Cost or valuation | 681 | 837 | 654 | 1,140 | 1,021 | **4,333** |
| Depreciation and impairment | (15) | (115) | (318) | (424) | (530) | **(1,402)** |
| | **666** | **722** | **336** | **716** | **491** | **2,931** |
| *2005* | | | | | | |
| Cost or valuation | 552 | 459 | 471 | 428 | 540 | 2,450 |
| Depreciation and impairment | (10) | (58) | (309) | (264) | (386) | (1,027) |
| Net book value at 1st January | 542 | 401 | 162 | 164 | 154 | 1,423 |
| Exchange differences | (38) | (14) | (9) | – | (2) | (63) |
| New subsidiary undertakings | – | 225 | 57 | 367 | 220 | 869 |
| Additions | 15 | 48 | 93 | 170 | 154 | 480 |
| Disposals | – | (6) | (3) | (36) | (10) | (55) |
| Depreciation charge | (5) | (24) | (48) | (76) | (88) | (241) |
| Net revaluation surplus | 46 | 9 | – | – | – | 55 |
| Reclassification | 16 | – | – | (16) | – | – |
| Reclassified from non-current assets held for sale | – | 7 | – | – | – | 7 |
| Classified as non-current assets held for sale | – | (68) | – | (2) | (1) | (71) |
| Net book value at 31st December | 576 | 578 | 252 | 571 | 427 | 2,404 |
| Cost or valuation | 587 | 652 | 534 | 875 | 870 | 3,518 |
| Depreciation and impairment | (11) | (74) | (282) | (304) | (443) | (1,114) |
| | 576 | 578 | 252 | 571 | 427 | 2,404 |

## 9 Tangible Assets *(continued)*

The Group's freehold properties and the building component of leasehold properties were revalued at 31st December 2005 by independent professionally qualified valuers. The Directors have reviewed the carrying value at 31st December 2006 and, as a result, deficits on individual properties below depreciated cost of US$1 million *(2005: nil)* and impairment loss of US$2 million *(2005: nil)* have been charged to the consolidated profit and loss account. A net surplus of US$73 million *(2005: US$55 million)* has been taken directly to asset revaluation reserves. The amount attributable to the Group, after tax and minority interests, are nil, US$2 million and US$33 million respectively.

Freehold properties include a hotel property of US$111 million *(2005: US$114 million)*, which is stated net of a grant of US$31 million *(2005: US$32 million)*.

At 31st December 2006, the carrying amount of tangible assets pledged as security for borrowings amounted to US$1,244 million *(2005: US$991 million) (refer note 29)*.

If the freehold properties and the building component of leasehold properties had been included in the financial statements at cost less depreciation, the carrying value would have been US$1,168 million *(2005: US$1,014 million)*.

## 10 Investment Properties

| | Freehold properties US$m | Leasehold properties US$m | Total US$m |
|---|---|---|---|
| *2006* | | | |
| At 1st January | 4 | 175 | **179** |
| Exchange differences | – | 1 | **1** |
| Additions | – | 4 | **4** |
| Net revaluation surplus | – | 89 | **89** |
| Classified as non-current assets held for sale | – | (2) | **(2)** |
| At 31st December | **4** | **267** | **271** |
| *2005* | | | |
| At 1st January | 24 | 129 | 153 |
| Exchange differences | – | 1 | 1 |
| New subsidiary undertakings | – | 20 | 20 |
| Additions | 8 | 10 | 18 |
| Disposals | (11) | – | (11) |
| Net revaluation surplus | – | 18 | 18 |
| Reclassified from non-current assets held for sale | 4 | – | 4 |
| Classified as non-current assets held for sale | (21) | (3) | (24) |
| At 31st December | 4 | 175 | 179 |

## 11 Plantations

The Group's plantation assets are primarily for the production of palm oil which, after refining, is sold as crude palm oil.

| | 2006 US$m | 2005 US$m |
|---|---|---|
| ***Movement in fair value of plantations for the year:*** | | |
| At 1st January | 383 | – |
| Exchange differences | 33 | 3 |
| New subsidiary undertakings | – | 359 |
| Additions | 22 | 6 |
| Net increase in fair value | 22 | 15 |
| At 31st December | 460 | 383 |
| Immature plantations | 36 | 14 |
| Mature plantations | 424 | 369 |
| | 460 | 383 |

During the year, 3.0 million *(2005: 1.1 million)* tons of produce were harvested from the plantations with a fair value at the point of harvest less point of sale costs of US$246 million *(2005: US$76 million)*.

The plantations are valued by independent qualified valuers at fair value less point of sale costs using the discounted cash flow method.

The major assumptions used in the valuation of the 157,841 *(2005: 152,035)* hectares of plantation at 31st December are as follows:

| | 2006 | 2005 |
|---|---|---|
| Fresh fruit bunch price per ton (US$) | 80 – 87 | 63 – 77 |
| Fresh fruit bunch price inflation (%) | 3.0 | 2.5 |
| Annual cost inflation (%) | 10 | 5 – 15 |
| Discount rate (%) | 16 | 16 – 19 |

At 31st December 2006, the carrying amount of plantations pledged as security for borrowings amounted to US$54 million *(2005: US$102 million)* *(refer note 29)*.

## 12 Associates and Joint Ventures

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Listed associates | | |
| – Hongkong Land | 4,192 | 3,145 |
| – Jardine Lloyd Thompson | 115 | 95 |
| – The Oriental Hotel (Thailand) | 69 | 60 |
| – other | 29 | 27 |
| | 4,405 | 3,327 |
| Unlisted associates | 528 | 531 |
| | 4,933 | 3,858 |
| Listed joint venture – Bank Permata | 230 | 146 |
| Unlisted joint ventures | 1,200 | 1,013 |
| | 1,430 | 1,159 |
| Share of attributable net assets | 6,363 | 5,017 |
| Goodwill on acquisition | 113 | 45 |
| | 6,476 | 5,062 |
| Market value of listed associates | 4,852 | 3,735 |
| Market value of listed joint venture | 332 | 180 |

The Group's share of assets and liabilities and results of associates and joint ventures are summarized below:

| | 2006 US$m | 2005 US$m |
|---|---|---|
| *Associates* | | |
| Total assets | 11,184 | 9,696 |
| Total liabilities | (6,104) | (5,785) |
| Total equity | 5,080 | 3,911 |
| Attributable to minority interests | (147) | (53) |
| Attributable net assets | 4,933 | 3,858 |
| Revenue | 1,888 | 3,293 |
| Profit after tax and minority interests | 955 | 1,192 |
| Capital commitments | 773 | 531 |
| Contingent liabilities | 39 | 4 |
| *Joint ventures* | | |
| Non-current assets | 1,552 | 1,447 |
| Current assets | 2,792 | 1,880 |
| Non-current liabilities | (427) | (483) |
| Current liabilities | (2,480) | (1,679) |
| Total equity | 1,437 | 1,165 |
| Attributable to minority interests | (7) | (6) |
| Attributable net assets | 1,430 | 1,159 |
| Revenue | 3,717 | 2,137 |
| Profit after tax and minority interests | 231 | 145 |
| Capital commitments | 48 | 36 |
| Contingent liabilities | 164 | 164 |

## 12 Associates and Joint Ventures *(continued)*

| | 2006 US$m | 2005 US$m |
|---|---|---|
| ***Movements of share of attributable net assets for the year:*** | | |
| At 1st January | | |
| – as previously reported | 5,083 | 3,954 |
| – revision of fair value adjustments in respect of Rothschilds | (6) | – |
| – revision of fair value adjustments in respect of Astra | (60) | – |
| – as restated | 5,017 | 3,954 |
| Revaluation of properties | | |
| – net revaluation surplus | 47 | 21 |
| – deferred tax | (17) | (5) |
| Revaluation of other investments | | |
| – fair value gain | 32 | 3 |
| – deferred tax | (6) | (1) |
| – transfer to profit and loss on disposals | (2) | – |
| Defined benefit pension plans | | |
| – actuarial gain/(loss) | 5 | (12) |
| – deferred tax | – | 3 |
| Net exchange translation differences | | |
| – amount arising in year | 138 | (52) |
| Cash flow hedges | | |
| – fair value (loss)/gain | (5) | 10 |
| – deferred tax | (1) | – |
| – transfer to profit and loss | 4 | (1) |
| Share of results after tax and minority interests | 1,187 | 1,336 |
| Dividends received | (377) | (303) |
| New subsidiary undertakings | – | 880 |
| Share of employee share options granted | 6 | 5 |
| Reclassification as subsidiary undertakings | – | (988) |
| Acquisitions and change in attributable interest | 409 | 273 |
| Disposals | (60) | (92) |
| Classified as non-current assets held for sale | (14) | (34) |
| Equity component of convertible bonds issued by an associate | – | 27 |
| Other | – | (7) |
| At 31st December | 6,363 | 5,017 |
| ***Movements of goodwill on acquisition for the year:*** | | |
| Net book value at 1st January | | |
| – as previously reported | 40 | 67 |
| – revision of fair value adjustments in respect of Rothschilds | 5 | – |
| – as restated | 45 | 67 |
| Net exchange translation differences | 1 | (5) |
| Additions | 67 | 165 |
| Reclassification as subsidiary undertakings | – | (182) |
| Net book value at 31st December | 113 | 45 |

Astra and PT Hero Supermarket became subsidiary undertakings during 2005. Accordingly, the Group's share of attributable net assets and goodwill at the date on which the Group obtained control were reclassified and included in the separate assets and liabilities of the Group.

## 13 Other Investments

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Available-for-sale financial assets | | |
| Listed securities | | |
| – Asia Commercial Bank | 77 | – |
| – Edaran Otomobil Nasional | 26 | 40 |
| – JPMorgan Chase | – | 345 |
| – Schindler Holdings | 69 | 44 |
| – The Bank of N.T. Butterfield | 113 | 83 |
| – other | 67 | 6 |
| | 352 | 518 |
| Unlisted securities | 242 | 163 |
| | 594 | 681 |
| Held-to-maturity financial assets | | |
| Unlisted securities | 6 | 5 |
| | 600 | 686 |
| Non-current | 597 | 686 |
| Current | 3 | – |
| | 600 | 686 |
| *Movements for the year:* | | |
| At 1st January | 686 | 688 |
| Exchange differences | 6 | (2) |
| New subsidiary undertakings | – | 24 |
| Additions | 97 | 14 |
| Disposals and capital repayments | (463) | (52) |
| Impairment charge | – | (3) |
| Net revaluation surplus | 274 | 45 |
| Classified as non-current assets held for sale | – | (28) |
| At 31st December | 600 | 686 |

The JPMorgan Chase shares were disposed of during the year by way of a stock lending arrangement whereby the shares were lent to a counterparty on terms as permitted by the trust deed constituting the Jardine Matheson guaranteed bonds *(refer note 29)*. The stock borrower in turn entered into a stock lending agreement with a wholly-owned subsidiary undertaking of the Group which effected the sale. As the Group no longer retains the risks and rewards of ownership of the shares, they were no longer recognized on the consolidated balance sheet. Commensurate with this disposal, the Group purchased call options on JPMorgan Chase common stock of an amount, tenor and strike price equivalent to the terms of exchange of the Jardine Matheson guaranteed bonds.

## 14 Financing and Other Debtors

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Carrying amount US$m | Fair value US$m | Carrying amount US$m | Fair value US$m |
| Financing debtors *(refer note 15)* | **963** | **1,039** | 1,218 | 1,218 |
| Mezzanine loans | | | | |
| – joint ventures | **–** | **–** | 31 | 31 |
| – other | **12** | **12** | 12 | 12 |
| Interest rate swaps and forward foreign exchange contracts | **5** | **5** | 12 | 12 |
| Restricted bank balances and deposits *(refer note 20)* | **6** | **6** | 10 | 10 |
| Loans to employees | **17** | **11** | 21 | 21 |
| Other | **49** | **42** | 45 | 45 |
| | **1,052** | **1,115** | 1,349 | 1,349 |

The mezzanine loan of US$12 million *(2005: US$12 million)* represents a loan provided in respect of the Boston hotel project in Mandarin Oriental. The loan bears interest at 13% per annum with no fixed terms of repayment. The mezzanine loan of US$31 million to Mandarin Oriental, New York, which bears interest at 13.5% per annum with no fixed terms of repayment, has been classified as a non-current asset held for sale.

Restricted bank balances and deposits comprise cash and time deposits which are either restricted for interest payments or placed as margin deposits for letter of credit facilities obtained by certain subsidiary undertakings and guarantee deposits to third parties.

## 15 Financing Debtors

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Consumer financing | | |
| – gross | 1,959 | 2,520 |
| – provision for impairment | (97) | (105) |
| | 1,862 | 2,415 |
| Financing leases | | |
| – lease receivables | 89 | 31 |
| – guaranteed residual value | 26 | 11 |
| – security deposits | (26) | (11) |
| – gross investment | 89 | 31 |
| – unearned lease income | (16) | (5) |
| – net investment | 73 | 26 |
| – provision for impairment | (1) | (1) |
| | 72 | 25 |
| | 1,934 | 2,440 |
| Non-current *(refer note 14)* | 963 | 1,218 |
| Current *(refer note 19)* | 971 | 1,222 |
| | 1,934 | 2,440 |

The due dates of investment in financing leases at 31st December are as follows:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Gross investment US$m | Net investment US$m | Gross investment US$m | Net investment US$m |
| Within one year | 45 | 35 | 16 | 12 |
| Between one and two years | 31 | 26 | 11 | 10 |
| Between two and five years | 13 | 12 | 4 | 4 |
| | 89 | 73 | 31 | 26 |

At 31st December 2006, the carrying amount of consumer financing debtors pledged as security for borrowings amounted to US$431 million *(2005: US$432 million) (refer note 29).*

## 16 Deferred Tax Assets/(Liabilities)

| | Accelerated tax depreciation US$m | Asset revaluation US$m | Losses US$m | Provisions and other temporary differences US$m | Total US$m |
|---|---|---|---|---|---|
| *2006* | | | | | |
| At 1st January | | | | | |
| – as previously reported | (65) | (420) | 18 | 89 | (378) |
| – revision of fair value adjustments | – | 22 | – | – | 22 |
| – as restated | (65) | (398) | 18 | 89 | (356) |
| Exchange differences | (2) | (23) | 1 | 4 | (20) |
| New subsidiary undertakings | – | (1) | – | – | (1) |
| Subsidiary undertakings disposed of | (1) | 2 | – | – | 1 |
| Charged to consolidated profit and loss account | (1) | (21) | 1 | 4 | (17) |
| Charged to equity | – | (37) | – | (10) | (47) |
| Classified as non-current assets held for sale | – | 2 | – | – | 2 |
| At 31st December | **(69)** | **(476)** | **20** | **87** | **(438)** |
| Deferred tax assets | 6 | (3) | 13 | 103 | **119** |
| Deferred tax liabilities | (75) | (473) | 7 | (16) | **(557)** |
| | **(69)** | **(476)** | **20** | **87** | **(438)** |
| *2005* | | | | | |
| At 1st January | (18) | (114) | 22 | 9 | (101) |
| Exchange differences | 2 | 1 | – | (5) | (2) |
| New subsidiary undertakings | (4) | (296) | 5 | 75 | (220) |
| Charged to consolidated profit and loss account | (21) | (2) | (9) | 20 | (12) |
| Charged to equity | – | (11) | – | (9) | (20) |
| Reclassification | (24) | 24 | – | – | – |
| Classified as non-current assets held for sale | – | – | – | (1) | (1) |
| At 31st December | (65) | (398) | 18 | 89 | (356) |
| Deferred tax assets | 18 | (15) | 12 | 88 | 103 |
| Deferred tax liabilities | (83) | (383) | 6 | 1 | (459) |
| | (65) | (398) | 18 | 89 | (356) |

Deferred tax balances predominantly comprise non-current items. Deferred tax assets and liabilities are netted when the taxes relate to the same taxation authority and where offsetting is allowed.

Deferred tax assets of US$80 million *(2005: US$68 million)* arising from unused tax losses of US$311 million *(2005: US$260 million)* have not been recognized in the financial statements. Included in the unused tax losses, US$242 million have no expiry date and the balance will expire at various dates up to and including 2013.

Deferred tax liabilities of US$80 million *(2005: US$74 million)* on temporary differences associated with investments in subsidiary undertakings of US$800 million *(2005: US$736 million)* have not been recognized as there is no current intention of remitting the retained earnings to the holding companies.

## 17 Pension Plans

The Group has a number of defined benefit pension plans, covering all the main territories in which it operates with the major plans relating to employees in Hong Kong, Indonesia and the United Kingdom. Most of the pension plans are final salary defined benefit plans and are either funded or unfunded. The assets of the funded plans are held independently of the Group's assets in separate trustee administered funds. The Group's major plans are valued by independent actuaries annually using the projected unit credit method.

The principal actuarial assumptions used for accounting purposes at 31st December are as follows:

| | 2006 Weighted average % | 2005 Weighted average % |
|---|---|---|
| Discount rate applied to pension obligations | 5.6 | 5.7 |
| Expected return on plan assets | 6.5 | 6.3 |
| Future salary increases | 5.1 | 4.5 |

The expected return on plan assets is determined on the basis of long-term average returns on global equities of 6% to 10% per annum and global bonds of 3.5% to 10% per annum, and the long-term benchmark allocation of assets between equities and bonds in each plan.

The amounts recognized in the consolidated balance sheet are as follows:

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Fair value of plan assets | 913 | 764 |
| Present value of funded obligations | (851) | (764) |
| | 62 | – |
| Present value of unfunded obligations | (60) | (45) |
| Unrecognized past service cost | 21 | 21 |
| Net pension assets/(liabilities) | 23 | (24) |
| *Analysis of net pension assets/(liabilities):* | | |
| Pension assets | 174 | 152 |
| Pension liabilities | (151) | (176) |
| | 23 | (24) |

## 17 Pension Plans *(continued)*

| | 2006 US$m | 2005 US$m |
|---|---|---|
| *Movements in the fair value of plan assets:* | | |
| At 1st January | 764 | 677 |
| Exchange differences | 42 | (26) |
| New subsidiary undertakings | – | 57 |
| Expected return on plan assets | 49 | 45 |
| Actuarial gains | 56 | 49 |
| Contributions from sponsoring companies | 52 | 34 |
| Contributions from plan members | 4 | 4 |
| Benefits paid | (42) | (37) |
| Curtailment and settlement | (30) | (39) |
| Transfer from other plans | 18 | – |
| At 31st December | 913 | 764 |
| *Movements in the present value of obligations:* | | |
| At 1st January | (809) | (694) |
| Exchange differences | (62) | 42 |
| New subsidiary undertakings | (1) | (124) |
| Subsidiary undertakings disposed of | 1 | – |
| Current service cost | (32) | (30) |
| Interest cost | (45) | (45) |
| Gain/(loss) on curtailment and settlement | 1 | (11) |
| Past service cost | 9 | – |
| Contributions from plan members | (4) | (4) |
| Actuarial losses | (21) | (23) |
| Benefits paid | 42 | 38 |
| Curtailment and settlement | 30 | 39 |
| Settlement of unfunded obligations | 3 | 3 |
| Transfer from other plans | (23) | – |
| At 31st December | (911) | (809) |

## 17 Pension Plans *(continued)*

The analysis of the fair value of plan assets at 31st December is as follows:

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Equity instruments | 612 | 451 |
| Debt instruments | 256 | 291 |
| Other assets | 45 | 22 |
| | 913 | 764 |

The five year history of experience adjustments is as follows:

| | 2006 US$m | 2005 US$m | 2004 US$m | 2003 US$m | 2002 US$m |
|---|---|---|---|---|---|
| Fair value of plan assets | 913 | 764 | 677 | 592 | 477 |
| Present value of obligations | (911) | (809) | (694) | (634) | (601) |
| Surplus/(deficit) | 2 | (45) | (17) | (42) | (124) |
| Experience adjustments on plan assets | 54 | 50 | 35 | 73 | (96) |
| Percentage of plan assets (%) | *6* | *7* | *5* | *12* | *20* |
| Experience adjustments on plan obligations | (2) | (2) | (6) | (4) | 14 |
| Percentage of plan obligations (%) | – | – | *1* | *1* | *2* |

The estimated amount of contributions expected to be paid to the plans in 2007 is US$40 million.

The amounts recognized in the consolidated profit and loss account are as follows:

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Current service cost | 32 | 30 |
| Interest cost | 45 | 45 |
| Expected return on plan assets | (49) | (45) |
| (Gain)/loss on curtailment and settlement | (1) | 11 |
| Past service cost | (7) | – |
| | 20 | 41 |
| Actual return on plan assets in the year | 105 | 94 |

The above amounts are all recognized in arriving at operating profit and are included in cost of sales, selling and distribution costs and administration expenses.

## 18 Stocks and Work in Progress

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Finished goods | **1,370** | 1,356 |
| Work in progress | **13** | 24 |
| Raw materials | **24** | 46 |
| Spare parts | **33** | 48 |
| Others | **38** | 17 |
| | **1,478** | 1,491 |

At 31st December 2006, the carrying amount of stocks and work in progress pledged as security for borrowings amounted to US$9 million *(2005: US$26 million) (refer note 29).*

## 19 Trade, Financing and Other Debtors

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Trade debtors | | |
| – third parties | 812 | 670 |
| – associates and joint ventures | 34 | 29 |
| | 846 | 699 |
| – provision for impairment | (74) | (38) |
| | 772 | 661 |
| Financing debtors *(refer note 15)* | 971 | 1,222 |
| Contract in progress | 13 | 17 |
| Prepayments | 192 | 143 |
| Other amounts due from associates and joint ventures | 18 | 30 |
| Rental and other deposits | 110 | 102 |
| Interest rate swaps and caps, and forward foreign exchange contracts | 4 | 3 |
| Loan to employees | 7 | 1 |
| Repossessed assets of finance companies | 43 | 48 |
| Reinsurers' share of estimated losses on insurance contracts | 16 | 16 |
| Other | 116 | 139 |
| | 2,262 | 2,382 |

At 31st December 2006, the carrying amount of trade debtors pledged as security for borrowings amounted to US$11 million *(2005: US$39 million) (refer note 29)*.

## 20 Bank Balances and Other Liquid Funds

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Liquid investments | – | 47 |
| Deposits with banks and financial institutions | 2,017 | 1,284 |
| Bank and cash balances | 517 | 369 |
| | 2,534 | 1,700 |
| Less restricted bank balances and deposits *(refer note 14)* | (6) | (10) |
| | 2,528 | 1,690 |

The weighted average interest rate on deposits with banks and financial institutions is 4.9% *(2005: 4.7%)*.

## 21 Non-current Assets Classified as Held for Sale

The major classes of assets and liabilities classified as held for sale are set out below:

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Intangible assets | – | 7 |
| Tangible assets | 4 | 72 |
| Investment properties | 2 | 24 |
| Associates and joint ventures | 14 | 34 |
| Other investments | – | 28 |
| Financing and other debtors | 31 | – |
| Deferred tax assets | – | 1 |
| Current assets* | 9 | 524 |
| Total assets | 60 | 690 |
| Long-term borrowings | – | 81 |
| Deferred tax liabilities | – | 1 |
| Other non-current liabilities | – | 2 |
| Current liabilities | – | 112 |
| Total liabilities | – | 196 |

At 31st December 2005, the non-current assets classified as held for sale included Jardine Pacific's interest in BALtrans of US$28 million, two properties in Dairy Farm with a carrying value of US$3 million, Mandarin Oriental's interest in The Mark, New York, which comprised total assets of US$80 million and total liabilities of US$14 million, and Jardine Cycle & Carriage's interest in MCL Land, which comprised total assets of US$578 million and total liabilities of US$182 million.

BALtrans was disposed of in January 2006 for US$31 million resulting in a profit of US$11 million. Of the two properties in Dairy Farm, one property was sold during the year and the other property was reclassified to tangible assets. The Mark was disposed of in February 2006 resulting in a post-tax profit of US$35 million. Jardine Cycle & Carriage's interest in MCL Land was distributed to its shareholders by way of a dividend in specie in January 2006. Jardine Strategic subsequently disposed of its 40.9% interest in MCL Land that it received through the distribution to Hongkong Land for US$163 million, which approximates its carrying amount.

During the year, certain of Jardine Motors Group's properties in the United Kingdom and its interest in Appleyard Vehicle Contracts were classified as held for sale. With the exception of two properties, all other properties were sold during the year. Appleyard Vehicle Contracts was disposed of for US$72 million.

In December 2006, Mandarin Oriental entered into an agreement to sell half of its 50% interest in Mandarin Oriental, New York. The carrying value of its 25% interest in the hotel of US$14 million and its mezzanine loan to the hotel of US$40 million were classified as held for sale. The sale was completed in March 2007 for a total proceeds of US$69 million.

*Carrying amount in 2005 included bank balances and other liquid funds of US$26 million *(refer note 33(k))*.

## 22 Share Capital

| | 2006 US$m | 2005 US$m |
|---|---|---|
| *Authorized:* | | |
| 1,000,000,000 shares of US¢25 each | **250** | 250 |

| | Ordinary shares in millions 2006 | 2005 | 2006 US$m | 2005 US$m |
|---|---|---|---|---|
| *Issued and fully paid:* | | | | |
| At 1st January | **608** | 598 | **151** | 150 |
| Scrip issued in lieu of dividends | **9** | 10 | **3** | 1 |
| At 31st December | **617** | 608 | **154** | 151 |
| Outstanding under employee share option schemes | **(2)** | (3) | **–** | – |
| | **615** | 605 | **154** | 151 |

On 30th December 2005, the Company repurchased 117,000 ordinary shares, representing options that had ceased to be exercisable, from the Trustee of the Senior Executive Share Incentive Schemes at the original consideration of US$704,340, which was dealt with by charging US$29,250 to share capital and US$675,090 to share premium.

## 23 Senior Executive Share Incentive Schemes

The Senior Executive Share Incentive Schemes were set up in order to provide selected executives with options to purchase ordinary shares in the Company.

The exercise price of the granted options is based on the average market price for the five trading days immediately preceding the date of grant of the options. Options are vested in tranches over a period of up to five years and are exercisable for up to ten years following the date of grant. Prior to the adoption of the 2005 Plan on 5th May 2005, ordinary shares were issued on the date of grant of the options to the Trustee of the Schemes, Clare Investment and Trustee Company Limited, a wholly-owned subsidiary undertaking, which holds the ordinary shares until the options are exercised. Under the 2005 Plan, ordinary shares may be issued upon exercise of the options.

The shares issued under the Schemes held on trust by the wholly-owned subsidiary undertaking are, for presentation purposes, netted off the Company's share capital in the consolidated balance sheet *(refer note 22)* and the premium attached to them is netted off the share premium account *(refer note 24)*.

***Movements for the year:***

| | **2006** | | 2005 | |
|---|---|---|---|---|
| | Weighted average exercise price US$ | Options in millions | Weighted average exercise price US$ | Options in millions |
| At 1st January | **8.0** | **2.5** | 5.8 | 4.7 |
| Granted | **18.2** | **0.1** | 18.1 | 0.4 |
| Exercised | **5.4** | **(0.5)** | 5.4 | (2.5) |
| Cancelled | **–** | **–** | 6.0 | (0.1) |
| At 31st December | **9.1** | **2.1** | 8.0 | 2.5 |

The average share price during the year was US$18.6 *(2005: US$17.1)* per share.

***Outstanding at 31st December:***

| Expiry date | Exercise price US$ | Options in millions **2006** | 2005 |
|---|---|---|---|
| 2006 | 7.2 | **–** | – |
| 2007 | 7.5 – 7.7 | **0.1** | 0.1 |
| 2008 | 2.0 – 4.5 | **–** | 0.1 |
| 2009 | 3.2 – 3.3 | **0.1** | 0.2 |
| 2010 | 3.7 – 5.0 | **0.4** | 0.5 |
| 2011 | 5.8 – 6.4 | **0.2** | 0.3 |
| 2012 | 5.8 | **0.1** | 0.2 |
| 2013 | 5.8 | **0.3** | 0.3 |
| 2014 | 9.8 | **0.5** | 0.5 |
| 2015 | 18.2 – 18.4 | **0.3** | 0.3 |
| 2016 | 18.2 | **0.1** | – |
| Unallocated | 17.0 | **–** | – |
| Total outstanding | | **2.1** | 2.5 |
| of which exercisable | | **1.3** | 1.3 |

## 23 Senior Executive Share Incentive Schemes *(continued)*

The fair value of options granted during the year, determined using the Trinomial valuation model, was US$1 million *(2005: US$2 million)*. The significant inputs into the model, based on the weighted average number of options issued, were share price of US$18.2 *(2005: US$17.9)* at the grant dates, exercise price shown above, expected volatility based on the last three years of 26.4% *(2005: 26.5%)*, dividend yield of 2.5% *(2005: 3.4%)*, option life disclosed above, and annual risk-free interest rate of 5.1% *(2005: 4.5%)*. Options are assumed to be exercised at the end of the seventh year following the date of grant.

## 24 Share Premium and Capital Reserves

| | Share premium US$m | Capital reserves US$m | Total US$m |
|---|---|---|---|
| ***2006*** | | | |
| At 1st January | 31 | 9 | **40** |
| Capitalization arising on scrip issued in lieu of dividends | (3) | – | **(3)** |
| Employee share option schemes | | | |
| – value of employee services | – | 8 | **8** |
| At 31st December | 28 | 17 | **45** |
| Outstanding under employee share option schemes | (16) | – | **(16)** |
| | **12** | **17** | **29** |
| *2005* | | | |
| At 1st January | 28 | 2 | 30 |
| Capitalization arising on scrip issued in lieu of dividends | (1) | – | (1) |
| Employee share option schemes | | | |
| – value of employee services | – | 7 | 7 |
| – shares issued to the Trustee | 5 | – | 5 |
| Repurchase of shares *(refer note 22)* | (1) | – | (1) |
| At 31st December | 31 | 9 | 40 |
| Outstanding under employee share option schemes | (19) | – | (19) |
| | 12 | 9 | 21 |

Capital reserves represent the value of services under the Group's employee share option schemes of which US$2.4 million *(2005: US$1.6 million)* relate to the Company's Senior Executive Share Incentive Schemes.

## 25 Revenue and Other Reserves

| | Revenue reserves US$m | Asset revaluation reserves US$m | Hedging reserves US$m | Exchange reserves US$m | Total US$m |
|---|---|---|---|---|---|
| *2006* | | | | | |
| At 1st January | | | | | |
| – as previously reported | 5,474 | 270 | 4 | (119) | **5,629** |
| – revision of fair value adjustments | (1) | (21) | – | – | **(22)** |
| – as restated | 5,473 | 249 | 4 | (119) | **5,607** |
| Revaluation of properties | | | | | |
| – net revaluation surplus | – | 54 | – | – | **54** |
| – deferred tax | – | (17) | – | – | **(17)** |
| Revaluation of other investments | | | | | |
| – fair value gain | 234 | – | – | – | **234** |
| – deferred tax | (18) | – | – | – | **(18)** |
| – transfer to profit and loss on disposals | (79) | – | – | – | **(79)** |
| Defined benefit pension plans | | | | | |
| – actuarial gain | 45 | – | – | – | **45** |
| – deferred tax | (8) | – | – | – | **(8)** |
| Net exchange translation differences | | | | | |
| – amount arising in year | – | – | – | 132 | **132** |
| – transfer to profit and loss on disposals | – | – | – | (4) | **(4)** |
| Cash flow hedges | | | | | |
| – fair value loss | – | – | (7) | – | **(7)** |
| – deferred tax | – | – | (2) | – | **(2)** |
| – transfer to profit and loss | – | – | 3 | – | **3** |
| Profit attributable to shareholders | 1,348 | – | – | – | **1,348** |
| Dividends *(refer note 26)* | (160) | – | – | – | **(160)** |
| Scrip issued in lieu of dividends *(refer note 26)* | 175 | – | – | – | **175** |
| Transfer | 4 | (4) | – | – | **–** |
| At 31st December | **7,014** | **282** | **(2)** | **9** | **7,303** |
| of which: | | | | | |
| Company | 392 | – | – | – | **392** |
| Associates and joint ventures | 2,564 | 36 | 1 | 50 | **2,651** |

## 25 Revenue and Other Reserves *(continued)*

| | Revenue reserves US$m | Asset revaluation reserves US$m | Hedging reserves US$m | Exchange reserves US$m | Total US$m |
|---|---|---|---|---|---|
| *2005* | | | | | |
| At 1st January | 4,162 | 80 | (12) | (66) | 4,164 |
| Revaluation of intangible assets | | | | | |
| – net revaluation surplus | – | 203 | – | – | 203 |
| – deferred tax | – | (66) | – | – | (66) |
| Revaluation of properties | | | | | |
| – net revaluation surplus | – | 50 | – | – | 50 |
| – deferred tax | – | (10) | – | – | (10) |
| Revaluation of other investments | | | | | |
| – fair value gain | 45 | – | – | – | 45 |
| – transfer to profit and loss on disposals | (16) | – | – | – | (16) |
| Defined benefit pension plans | | | | | |
| – actuarial loss | (17) | – | – | – | (17) |
| – deferred tax | 3 | – | – | – | 3 |
| Net exchange translation differences | | | | | |
| – amount arising in year | – | – | – | (53) | (53) |
| Cash flow hedges | | | | | |
| – fair value gain | – | – | 16 | – | 16 |
| Profit attributable to shareholders | 1,244 | – | – | – | 1,244 |
| Dividends *(refer note 26)* | (141) | – | – | – | (141) |
| Scrip issued in lieu of dividends *(refer note 26)* | 167 | – | – | – | 167 |
| Equity component of convertible bonds issued by an associate | 22 | – | – | – | 22 |
| Change in attributable interests | (4) | – | – | – | (4) |
| Transfer | 8 | (8) | – | – | – |
| At 31st December | 5,473 | 249 | 4 | (119) | 5,607 |
| of which: | | | | | |
| Company | 494 | – | – | – | 494 |
| Associates and joint ventures | 1,682 | 26 | 2 | (9) | 1,701 |

Revaluation of intangible assets represents the increase in fair value attributable to the Group's previously held interests in Astra and PT Hero Supermarket on the date they became subsidiary undertakings.

Revenue reserves include unrealized net surplus on revaluation of available-for-sale investments of US$280 million *(2005: US$143 million)* and actuarial loss on defined benefit pension plans of US$93 million *(2005: US$130 million)*.

Asset revaluation reserves are non-distributable in certain territories in which the Group operates.

## 26 Dividends

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Final dividend in respect of 2005 of US¢35.65 *(2004: US¢31.50)* per share | 216 | 187 |
| Interim dividend in respect of 2006 of US¢10.00 *(2005: US¢9.35)* per share | 61 | 56 |
| | 277 | 243 |
| Less Company's share of dividends paid on the shares held by subsidiary undertakings | (117) | (102) |
| | 160 | 141 |
| ***Shareholders elected to receive scrip in respect of the following:*** | | |
| Final dividend in respect of previous year | 144 | 128 |
| Interim dividend in respect of current year | 31 | 39 |
| | 175 | 167 |

A final dividend in respect of 2006 of US¢40.00 *(2005: US¢35.65)* per share amounting to a total of US$246 million *(2005: US$216 million)* is proposed by the Board. The dividend proposed will not be accounted for until it has been approved at the Annual General Meeting. The net amount after deducting the Company's share of the dividends payable on the shares held by subsidiary undertakings of US$104 million *(2005: US$91 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2007.

## 27 Own Shares Held

Own shares held of US$892 million *(2005: US$781 million)* represent the Company's share of the cost of 327 million *(2005: 320 million)* ordinary shares in the Company held by subsidiary undertakings and are deducted in arriving at shareholders' funds.

## 28 Minority Interests

| | 2006 US$m | 2005 US$m |
|---|---|---|
| *By business:* | | |
| Hongkong Land | 852 | 644 |
| Dairy Farm | 160 | 137 |
| Mandarin Oriental | 412 | 345 |
| Jardine Cycle & Carriage | 69 | 169 |
| Astra | 3,019 | 2,596 |
| Jardine Strategic | 211 | 178 |
| Other | 14 | 9 |
| | 4,737 | 4,078 |
| Less own shares held attributable to minority interests | (228) | (202) |
| | 4,509 | 3,876 |
| *Movements for the year:* | | |
| At 1st January | | |
| – as previously reported | 3,957 | 1,746 |
| – revision of fair value adjustments | (81) | – |
| – as restated | 3,876 | 1,746 |
| Revaluation of intangible assets | | |
| – net revaluation surplus | – | 255 |
| – deferred tax | – | (81) |
| Revaluation of properties | | |
| – net revaluation surplus | 66 | 27 |
| – deferred tax | (20) | (6) |
| Revaluation of other investments | | |
| – fair value gain | 60 | 3 |
| – deferred tax | (9) | – |
| – transfer to profit and loss on disposals | – | (4) |
| Defined benefit pension plans | | |
| – actuarial (loss)/gain | (5) | 31 |
| – deferred tax | 3 | (10) |
| Net exchange translation differences | | |
| – amount arising in year | 261 | (31) |
| – transfer to profit and loss on disposals | 1 | (1) |
| Cash flow hedges | | |
| – fair value (loss)/gain | (6) | 8 |
| – transfer to profit and loss | 1 | – |
| Employee share option schemes | 1 | – |
| New subsidiary undertakings | – | 1,656 |
| Subsidiary undertakings disposed of | (170) | – |
| Attributable profits less dividends | 508 | 326 |
| Equity component of convertible bonds issued by an associate | – | 6 |
| Capital contribution and change in attributable interests | (58) | (49) |
| At 31st December | 4,509 | 3,876 |

## 29 Borrowings

| | 2006 Carrying amount US$m | 2006 Fair value US$m | 2005 Carrying amount US$m | 2005 Fair value US$m |
|---|---|---|---|---|
| Current | | | | |
| – bank overdrafts | 43 | 43 | 42 | 42 |
| – other bank advances | 702 | 702 | 613 | 613 |
| – other advances | 6 | 6 | – | – |
| | 751 | 751 | 655 | 655 |
| Current portion of long-term borrowings | | | | |
| – bank loans | 886 | 886 | 894 | 882 |
| – bonds | 766 | 771 | 206 | 198 |
| – other loans | 73 | 73 | 33 | 33 |
| | 1,725 | 1,730 | 1,133 | 1,113 |
| | 2,476 | 2,481 | 1,788 | 1,768 |
| Long-term borrowings | | | | |
| – bank loans | 2,099 | 2,141 | 2,439 | 2,436 |
| – bonds | 500 | 521 | 1,113 | 1,153 |
| – other loans | 198 | 199 | 84 | 81 |
| | 2,797 | 2,861 | 3,636 | 3,670 |
| | 5,273 | 5,342 | 5,424 | 5,438 |

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Secured | 2,141 | 1,977 |
| Unsecured | 3,132 | 3,447 |
| | 5,273 | 5,424 |
| *Due dates of repayment:* | | |
| Within one year | 2,476 | 1,788 |
| Between one and two years | 766 | 1,633 |
| Between two and three years | 369 | 778 |
| Between three and four years | 968 | 277 |
| Between four and five years | 644 | 556 |
| Beyond five years | 50 | 392 |
| | 5,273 | 5,424 |

## 29 Borrowings *(continued)*

| Currency: | Fixed rate borrowings Weighted average interest rates % | Weighted average period outstanding Years | US$m | Floating rate borrowings US$m | Total US$m |
|---|---|---|---|---|---|
| ***2006*** | | | | | |
| Euro | 5.8 | 1.7 | 14 | – | **14** |
| Chinese Renminbi | 5.0 | 0.8 | 1 | 39 | **40** |
| Hong Kong Dollar | 4.4 | 2.1 | 282 | 439 | **721** |
| Indonesian Rupiah | 12.7 | 1.1 | 1,469 | 344 | **1,813** |
| Japanese Yen | 1.4 | – | – | 39 | **39** |
| Malaysian Ringgit | 4.9 | 1.8 | 99 | 106 | **205** |
| New Taiwan Dollar | 2.5 | 2.4 | 22 | 39 | **61** |
| Singapore Dollar | 4.1 | 1.0 | 23 | 298 | **321** |
| Swiss Franc | 3.7 | 25.0 | 2 | 21 | **23** |
| Thailand Baht | 5.6 | – | – | 4 | **4** |
| United Kingdom Sterling | 6.2 | – | – | 116 | **116** |
| United States Dollar | 6.9 | 2.3 | 907 | 1,009 | **1,916** |
| | | | **2,819** | **2,454** | **5,273** |
| *2005* | | | | | |
| Euro | 5.9 | 2.7 | 14 | – | 14 |
| Chinese Renminbi | 4.7 | – | – | 13 | 13 |
| Hong Kong Dollar | 4.2 | 2.6 | 372 | 239 | 611 |
| Indonesian Rupiah | 11.6 | 1.2 | 2,208 | 97 | 2,305 |
| Japanese Yen | 1.3 | 0.3 | 13 | 19 | 32 |
| Malaysian Ringgit | 4.9 | 1.4 | 126 | 24 | 150 |
| New Taiwan Dollar | 2.3 | 1.6 | 17 | 17 | 34 |
| Singapore Dollar | 3.3 | 0.8 | 72 | 500 | 572 |
| Swiss Franc | 3.4 | 26.0 | 2 | 21 | 23 |
| Thailand Baht | 4.7 | – | – | 5 | 5 |
| United Kingdom Sterling | 5.9 | 1.1 | 81 | 82 | 163 |
| United States Dollar | 6.4 | 3.2 | 901 | 601 | 1,502 |
| | | | 3,806 | 1,618 | 5,424 |

## 29 Borrowings *(continued)*

An analysis of the carrying amount of the bonds at 31st December is as follows:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Current US$m | Non-current US$m | Current US$m | Non-current US$m |
| Jardine Matheson guaranteed bonds | 540 | – | – | 526 |
| Jardine Strategic guaranteed bonds | – | 297 | – | 296 |
| Astra Sedaya Finance III bonds | 5 | – | 16 | 4 |
| Astra Sedaya Finance IV bonds | 20 | 4 | 26 | 23 |
| Astra Sedaya Finance V bonds | 46 | 18 | 52 | 61 |
| Astra Sedaya Finance VI bonds | 40 | 38 | 21 | 76 |
| Astra Sedaya Finance VII bonds | 15 | 42 | – | – |
| Federal International Finance II bonds | 8 | – | 29 | 7 |
| Federal International Finance III bonds | 22 | – | 10 | 20 |
| Federal International Finance IV bonds | 19 | – | 7 | 18 |
| Federal International Finance V bonds | 26 | 33 | 40 | 55 |
| Federal International Finance VI bonds | 20 | 43 | – | – |
| Serasi Autoraya I bonds | 5 | 12 | 5 | 15 |
| Astra Graphia I bonds | – | 13 | – | 12 |
| | 766 | 500 | 206 | 1,113 |

All borrowings were within subsidiary undertakings.

The Jardine Matheson guaranteed bonds with nominal value of US$550 million and bearing interest at 4.75% were issued by a wholly-owned subsidiary undertaking and are guaranteed by the Company. The bonds are exchangeable, at the option of the holders, into shares of common stock of JPMorgan Chase on the basis of 15.83 shares for each US$1,000 principal amount of the bonds from 6th September 2001 until 30th August 2007. The bonds will mature on 6th September 2007.

The Jardine Strategic guaranteed bonds with nominal value of US$300 million and bearing interest at 6.375% were issued by a wholly-owned subsidiary undertaking of Jardine Strategic and are guaranteed by Jardine Strategic. The bonds will mature on 8th November 2011.

The Astra Sedaya Finance III, IV, V, VI and VII bonds, with nominal values of Rp380 billion, Rp375 billion, Rp650 billion, Rp770 billion and Rp575 billion, and bearing interest at 13.5%, 12.25% to 12.88%, 10.63% to 11.25%, 9.8% to 11% and 13.05% to 14.2% respectively were issued by a partly-owned subsidiary undertaking of Astra and are collateralized by fiduciary guarantee over consumer financing debtors of the subsidiary undertaking amounting to 60% of the total principal of the bonds *(refer note 15)*. The bonds will mature in 2007, from 2007 to 2008, from 2007 to 2008, from 2007 to 2010 and from 2007 to 2009 respectively.

The Federal International Finance II, III, IV, V and VI bonds, with nominal values of Rp250 billion, Rp200 billion, Rp200 billion, Rp600 billion and Rp600 billion, and bearing interest at 13.5%, 12.75%, 11.75%, 10% to 10.75% and 13.75% to 14.75% respectively were issued by a wholly-owned subsidiary undertaking of Astra and are collateralized by fiduciary guarantee over consumer financing debtors of the subsidiary undertaking up to 80% of the total principal of the bonds *(refer note 15)*. The bonds will mature in 2007 except for the V and VI bonds which will mature from 2007 to 2008 and from 2007 to 2009 respectively.

The Serasi Autoraya I bonds with nominal value of Rp300 billion and bearing interest at 13.88% were issued by a wholly-owned subsidiary undertaking of Astra and are collateralized by fiduciary guarantee over transport equipment of the subsidiary undertaking *(refer note 9)*. The bonds will mature from 2007 to 2008.

The Astra Graphia I bonds with nominal value of Rp150 billion and bearing interest at 13.38% were issued by a partly-owned subsidiary undertaking of Astra and are collateralized by specific collateral equal to 75% of nominal value in the form of land use rights, buildings and trade debtors of the subsidiary undertaking *(refer notes 8, 9 and 19)*. The bonds will mature in 2008.

Secured borrowings at 31st December 2006 included Mandarin Oriental's bank borrowings of US$574 million *(2005: US$462 million)* which were secured against its tangible fixed assets, Astra's bonds of US$429 million *(2005: US$497 million)* which were secured against its various assets as described above and bank borrowings of US$593 million *(2005: US$487 million)* which were secured against its various assets, and Jardine Matheson's guaranteed bonds of US$540 million *(2005: US$526 million)*.

The weighted average interest rates and period of fixed rate borrowings are stated after taking into account hedging transactions.

## 30 Provisions

| | Motor vehicle warranties US$m | Closure cost provisions US$m | Obligations under onerous leases US$m | Others US$m | Total US$m |
|---|---|---|---|---|---|
| *2006* | | | | | |
| At 1st January | 19 | 11 | 6 | 34 | **70** |
| Exchange differences | 2 | 1 | 1 | 1 | **5** |
| Additional provisions | 7 | 5 | – | 17 | **29** |
| Unused amounts reversed | – | (1) | – | (4) | **(5)** |
| Utilized | (6) | (5) | – | (5) | **(16)** |
| At 31st December | **22** | **11** | **7** | **43** | **83** |
| Non-current | – | – | 4 | 16 | **20** |
| Current | 22 | 11 | 3 | 27 | **63** |
| | **22** | **11** | **7** | **43** | **83** |
| *2005* | | | | | |
| At 1st January | 17 | 10 | 23 | 24 | 74 |
| Exchange differences | (1) | – | (2) | – | (3) |
| New subsidiary undertakings | – | 1 | – | 3 | 4 |
| Additional provisions | 7 | 8 | – | 15 | 30 |
| Unused amounts reversed | – | (5) | (3) | (4) | (12) |
| Utilized | (4) | (3) | (12) | (4) | (23) |
| At 31st December | 19 | 11 | 6 | 34 | 70 |
| Non-current | – | – | 5 | 11 | 16 |
| Current | 19 | 11 | 1 | 23 | 54 |
| | 19 | 11 | 6 | 34 | 70 |

Motor vehicle warranties are estimated liabilities that fall due under the warranty terms offered on sale of new and used vehicles beyond that which is reimbursed by the manufacturers.

Closure cost provisions are established when legal or constructive obligations arise on closure or disposal of businesses.

Provisions are made for obligations under onerous operating leases when the properties are not used by the Group and the net costs of exiting from the leases exceed the economic benefits expected to be received.

Other provisions comprise provisions in respect of indemnities on disposal of businesses, lease dilapidations, legal claims and statutory employee benefits.

## 31 Other Non-current Liabilities

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Interest rate swaps and caps, and forward foreign exchange contracts | 7 | 3 |
| Gross estimated losses and unearned premiums on insurance contracts | 40 | 36 |
| Trade creditors due after more than one year | 85 | 85 |
| Factoring liabilities | 3 | 17 |
| Financial liability on puttable instrument | 45 | – |
| Other creditors due after more than one year | 10 | 10 |
| | 190 | 151 |

The maturity of the factoring liabilities depends on the remaining period of the financing debtors and is not more than five years *(2005: five years)*. The liabilities bear interest at rates ranging from 10.20% to 18.25% *(2005: 10.20% to 18.25%) per annum*.

The financial liability on puttable instrument represents the present value of the expected payment under a put option to acquire an additional 25.5% interest in PT Hero Supermarket in Dairy Farm.

The fair value of other non-current liabilities approximate their carrying amounts.

## 32 Creditors and Accruals

| | 2006 US$m | 2005 US$m |
|---|---|---|
| Trade creditors | | |
| – third parties | 1,655 | 1,576 |
| – associates and joint ventures | 122 | 108 |
| | 1,777 | 1,684 |
| Accruals | 818 | 799 |
| Other amounts due to associates and joint ventures | 2 | 34 |
| Deposits accepted | 106 | 100 |
| Interest rate swaps and forward foreign exchange contracts | 15 | 2 |
| Interest payable | 30 | 35 |
| Deferred warranty income | 16 | 14 |
| Gross estimated losses and unearned premiums on insurance contracts | 115 | 105 |
| Factoring liabilities *(refer note 31)* | 12 | 34 |
| Other | 29 | 31 |
| | 2,920 | 2,838 |

## 33 Notes to Consolidated Cash Flow Statement

| (a) Depreciation and amortization | 2006 US$m | 2005 US$m |
|---|---|---|
| *By business:* | | |
| Jardine Pacific | **15** | 16 |
| Jardine Motors Group | **11** | 10 |
| Dairy Farm | **111** | 104 |
| Mandarin Oriental | **29** | 31 |
| Jardine Cycle & Carriage | **7** | 8 |
| Astra | | |
| – automotive | 79 | 32 |
| – financial services | 11 | 4 |
| – agribusiness | 16 | 6 |
| – heavy equipment | 116 | 35 |
| – other | 8 | 3 |
| | 230 | 80 |
| | 403 | 249 |

## 33 Notes to Consolidated Cash Flow Statement *(continued)*

| (b) Other non-cash items | 2006 US$m | 2005 US$m |
|---|---|---|
| ***By nature:*** | | |
| Profit on sale of subsidiary undertakings | **(88)** | (25) |
| Profit on sale of associates and joint ventures | **(45)** | (74) |
| Profit on sale of other investments | **(80)** | (20) |
| (Profit)/loss on sale of land use rights | **(12)** | 4 |
| Profit on sale of tangible assets | **(16)** | (1) |
| Surplus on revaluation of investment properties | **(91)** | (19) |
| Loss on sale of repossessed assets | **104** | 17 |
| Fair value gain on revaluation of plantations | **(22)** | (15) |
| Impairment of goodwill | **–** | 1 |
| Impairment of tangible assets | **5** | – |
| Impairment of other investments | **–** | 3 |
| Impairment of trade, financing and other debtors | **118** | 85 |
| Recognition of unrealized profit on disposal of an associate | **(1)** | – |
| Write down of stocks and work in progress | **5** | 6 |
| Change in provisions | **26** | 19 |
| Realization of exchange gain | **(41)** | (2) |
| Options granted under employee share option schemes | **3** | 2 |
| Scrip dividend from other investments | **(3)** | (1) |
| Other | **–** | (1) |
| | **(138)** | (21) |
| ***By business:*** | | |
| Jardine Pacific | **(87)** | (57) |
| Jardine Motors Group | **(48)** | (3) |
| Dairy Farm | **10** | 6 |
| Mandarin Oriental | **(76)** | (50) |
| Jardine Cycle & Carriage | **(25)** | 7 |
| Astra | | |
| – automotive | **(11)** | 10 |
| – financial services | **201** | 102 |
| – agribusiness | **(22)** | (14) |
| – heavy equipment | **(4)** | – |
| – other | **(7)** | – |
| | **157** | 98 |
| Corporate and other interests | **(69)** | (22) |
| | **(138)** | (21) |

## 33 Notes to Consolidated Cash Flow Statement *(continued)*

| (c) Decrease/(increase) in working capital | 2006 US$m | 2005 US$m |
|---|---|---|
| Increase in properties for sale | **(29)** | (129) |
| Decrease/(increase) in stocks and work in progress | **115** | (256) |
| Decrease/(increase) in trade, financing and other debtors | **416** | (110) |
| Increase in creditors and accruals | **17** | 119 |
| Decrease in pension obligations | **(41)** | (1) |
| | **478** | (377) |

(d) In 2005, Jardine Cycle & Carriage acquired an additional 2.9% interest in Astra increasing its holding to 50.1%. In 2006, following completion of the initial accounting, the provisional fair values of identifiable assets and liabilities determined at the date of acquisition were revised. Goodwill represented the excess of the cost of acquisition over the fair value of the share of the net identifiable assets acquired, and is attributable to the profitability of the acquired business after the acquisition.

| | US$m |
|---|---|
| Intangible assets | 588 |
| Tangible assets | 822 |
| Investment properties | 20 |
| Plantations | 359 |
| Associates and joint ventures | 880 |
| Other investments | 24 |
| Financing and other debtors | 1,183 |
| Deferred tax assets | 38 |
| Current assets | 2,778 |
| Long-term borrowings | (1,260) |
| Deferred tax liabilities | (255) |
| Pension liabilities | (38) |
| Non-current provisions | (3) |
| Other non-current liabilities | (69) |
| Current liabilities | (2,172) |
| Minority interests | (450) |
| Fair value | 2,445 |
| Adjustment for minority interests | (1,219) |
| Net assets acquired | 1,226 |
| Goodwill | 78 |
| Total consideration | 1,304 |
| Adjustment for carrying value of associates and joint ventures | (889) |
| Adjustment to fair values relating to previously held interests | (281) |
| Cash and cash equivalents of Astra acquired | (454) |
| Net cash inflow | (320) |

## 33 Notes to Consolidated Cash Flow Statement *(continued)*

| (e) Purchase of other subsidiary undertakings | 2006 Book value US$m | 2006 Fair value adjustments US$m | 2006 Fair value US$m | 2005 Fair value US$m |
|---|---|---|---|---|
| Intangible assets | 6 | – | 6 | 27 |
| Tangible assets | 17 | (2) | 15 | 47 |
| Deferred tax assets | – | – | – | 5 |
| Current assets | 19 | (1) | 18 | 99 |
| Long-term borrowings | – | – | – | (9) |
| Deferred tax liabilities | (1) | – | (1) | (8) |
| Pension liabilities | (1) | – | (1) | (9) |
| Current liabilities | (9) | – | (9) | (85) |
| Minority interests | – | – | – | 13 |
| Net assets | 31 | (3) | 28 | 80 |
| Adjustment for minority interests | | | – | (27) |
| Net assets acquired | | | 28 | 53 |
| Goodwill | | | 12 | 39 |
| Total consideration | | | 40 | 92 |
| Adjustment for deferred consideration and carrying value of associates and joint ventures | | | (7) | (23) |
| Adjustment to fair values relating to previously held interests | | | – | (4) |
| Cash and cash equivalents of subsidiary undertakings acquired | | | – | (5) |
| Net cash outflow | | | 33 | 60 |
| Purchase of shares in Jardine Cycle & Carriage | | | 22 | 41 |
| | | | 55 | 101 |

Net cash outflow in 2006 of US$33 million included US$6 million for Jardine Motors Group's acquisition of dealerships in the United Kingdom, and US$17 million for Dairy Farm's store acquisitions in Malaysia and Vietnam.

Net cash outflow in 2005 of US$60 million included US$39 million for acquisition of an additional 32.3% interest in PT Hero Supermarket in Dairy Farm, and US$7 million for an additional 30% interest in Republic Auto and US$8 million for an additional 30% interest in Century Gardens in Jardine Cycle & Carriage.

Revenue and operating profit since acquisition in respect of other subsidiary undertakings acquired during the year amounted to US$67 million and US$3 million respectively. If the acquisitions had occurred on 1st January 2006, Group revenue and operating profit would have been US$16,395 million and US$1,315 million respectively.

(f) Purchase of associates and joint ventures in 2006 included US$26 million, US$26 million, US$19 million and US$98 million for Astra's interest in Toyota Astra Financial Services, PT PAM Lyonnaise Jaya, Astra Daihatsu Motor and an additional 12.95% interest in Bank Permata respectively, and Jardine Strategic's increased interest in Hongkong Land of US$289 million. Purchase of associates and joint ventures in 2005 included US$21 million for increased interest in Landmarks Land and Properties in Jardine Cycle & Carriage, US$15 million for Astra's interest in PT Marga, US$71 million for increased interest in Hongkong Land and US$187 million for a 20% interest in Rothschilds in Jardine Strategic.

(g) Purchase of other investments in 2006 included US$80 million for Astra's purchase of securities.

## 33 Notes to Consolidated Cash Flow Statement *(continued)*

| (h) Sale of subsidiary undertakings | 2006 US$m | 2005 US$m |
|---|---|---|
| Intangible assets | 12 | 4 |
| Tangible assets | 94 | – |
| Investment properties | 24 | – |
| Associates and joint ventures | 35 | – |
| Financing and other debtors | 1 | – |
| Deferred tax assets | 1 | – |
| Current assets | 626 | 167 |
| Long-term borrowings | (100) | – |
| Deferred tax liabilities | (2) | – |
| Current liabilities | (207) | (57) |
| Net assets | 484 | 114 |
| Adjustment for minority interests | (262) | – |
| Net assets disposed of | 222 | 114 |
| Cumulative exchange translation differences | (8) | - |
| Profit on disposal | 88 | 25 |
| Sale proceeds | 302 | 139 |
| Adjustment for deferred consideration | 1 | – |
| Adjustment for carrying value of associates and joint ventures | (14) | – |
| Tax and other expenses paid on disposals | – | (7) |
| Cash and cash equivalents of subsidiary undertakings disposed of | (58) | (52) |
| Net cash inflow | 231 | 80 |

Sale proceeds in 2006 of US$302 million included US$99 million from Mandarin Oriental's sale of its interest in The Mark, New York, US$28 million from Astra's partial sale of its interest in Aisin and US$163 million from Jardine Strategic's sale of its interest in MCL Land.

Sale proceeds in 2005 of US$139 million included US$29 million from Jardine Pacific's sale of its interest in EastPoint and US$96 million from Dairy Farm's sale of its interest in Hartanah Progresif, a property-owning subsidiary undertaking.

The revenue and operating profit in respect of subsidiary undertakings disposed of during the year amounted to US$41 million and US$5 million respectively.

(i) Sale of associates and joint ventures in 2006 included US$72 million from Jardine Motors Group's sale of its interest in Appleyard Vehicle Contracts. Sale of associates and joint ventures in 2005 included US$59 million from sale of Pacific Finance in Jardine Pacific and US$97 million from sale of Kahala Mandarin Oriental in Mandarin Oriental.

(j) Sale of other investments in 2006 included US$31 million from Jardine Pacific's sale of its interest in BALtrans, US$27 million from Astra's sale of securities and US$407 million from sale of the Group's interest in JPMorgan Chase. Sale of other investments in 2005 included US$36 million from Jardine Strategic's sale of its interest in EON Capital.

## 33 Notes to Consolidated Cash Flow Statement *(continued)*

| (k) Analysis of balances of cash and cash equivalents | 2006 US$m | 2005 US$m |
|---|---|---|
| Bank balances and other liquid funds including restricted balances *(refer note 20)* | 2,534 | 1,700 |
| Bank overdrafts *(refer note 29)* | (43) | (42) |
| Cash and cash equivalents of subsidiary undertakings classified as held for sale *(refer note 21)* | – | 26 |
| | 2,491 | 1,684 |

## 34 Financial Instruments

The Company and its subsidiary undertakings manage their exposure to financial risks using a variety of techniques and instruments. Entering into speculative transactions is specifically prohibited.

*Foreign exchange risk*

Foreign exchange risk arises from future commercial transactions, net investments in foreign operations and recognized assets and liabilities.

Foreign currency transaction exposures are covered by forward foreign exchange contracts and foreign currency options. The Group has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Group's foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies. Forward foreign exchange contracts may also be used to hedge investments in foreign operations, where the currency concerned is anticipated to be volatile, the exposure of the Group is material and the hedging cost is economical. Consistent with Group policy on covering transactional exposures, the purpose of these hedges is to eliminate the impact of movements in foreign exchange rates on assets and liabilities of the Group.

*Interest rate risk*

The Group is exposed to interest rate risk through the impact of rate changes on interest bearing liabilities and assets. These exposures are managed partly by using natural hedges that arise from offsetting interest rate sensitive assets and liabilities, and partly through the use of derivative financial instruments such as interest rate swaps, caps and options.

*Liquidity risk*

The Group's ability to fund its existing and prospective debt requirements is managed by maintaining the availability of adequate committed funding lines from high quality lenders.

*Credit risk*

The Group's ownership of financial assets involves the risk that counterparties may be unable to meet the terms of their agreements. The Group manages these risks by monitoring credit ratings and limiting the aggregate risk to any individual counterparty.

*Price risk*

The Group is exposed to equity securities price risk because of investments held by the Group and classified on the consolidated balance sheet as available-for-sale investments. The Group is exposed to financial risks arising from changes in prices of crude palm oil and fresh fruit bunch.

## 34 Financial Instruments *(continued)*

*Fair values*

The fair value of listed investments is based on market prices. Unlisted investments have been valued by reference to the market prices of the underlying investments or by reference to the current market value of similar investments or by reference to the discounted cash flows of the underlying net assets.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward foreign exchange contracts is determined using forward exchange market rates at the balance sheet date.

The fair values of debtors, bank balances and other liquid funds, creditors and accruals, current borrowings, and current provisions are assumed to approximate their carrying amount due to the short-term maturities of these assets and liabilities.

The fair value of the conversion option component of the Jardine Matheson guaranteed bonds is valued by reference to its credit spread, and the share price and volatility of the underlying JPMorgan Chase shares. The fair value of the related call options is valued by reference to the share price and volatility of the underlying JPMorgan Chase shares at the balance sheet date.

The fair values of long-term borrowings are based on market prices or are estimated using the expected future payments discounted at market interest rates.

*Derivative financial instruments*

The fair values of derivative financial instruments at 31st December are as follows:

| | 2006 | | 2005 | |
|---|---|---|---|---|
| | Positive fair value US$m | Negative fair value US$m | Positive fair value US$m | Negative fair value US$m |
| Designated as cash flow hedges | | | | |
| – forward foreign exchange contracts and foreign currency options | – | 3 | 1 | 1 |
| – interest rate swaps and caps | 5 | 2 | 11 | 2 |
| | 5 | 5 | 12 | 3 |
| Other economic hedges | | | | |
| – forward foreign exchange contracts | 3 | 4 | 3 | 2 |
| – cross currency swaps | – | 13 | – | – |
| – call options | 1 | – | – | – |
| | 4 | 17 | 3 | 2 |

*Forward foreign exchange contracts*

The contract amounts of the outstanding forward foreign exchange contracts at 31st December 2006 were US$1,029 million *(2005: US$1,013 million)*.

Forward foreign exchange contracts which relate to hedges of firm and anticipated commitments mature at various dates over the following two years.

*Foreign currency options and collars*

The notional principal amounts of the outstanding foreign currency options and collars at 31st December 2006 were US$21 million *(2005: US$16 million)* and all options and collars will expire within one year.

## 34 Financial Instruments *(continued)*

*Interest rate swaps and caps*

The notional principal amounts of the outstanding interest rate swap and cap contracts at 31st December 2006 were US$812 million *(2005: US$961 million)*.

The due dates of interest rate swaps and caps at 31st December were as follows:

| | 2006<br>US$m | 2005<br>US$m |
|---|---|---|
| Within one year | 177 | 171 |
| Between one and two years | 321 | 180 |
| Between two and three years | 155 | 346 |
| Between three and four years | 76 | 189 |
| Between four and five years | 83 | 75 |
| | 812 | 961 |

At 31st December 2006, the fixed interest rates relating to interest rate swaps vary from 1.3% to 5.0% *(2005: 1.1% to 6.0%)*.

*Cross currency swaps*

The notional principal amounts of the outstanding cross currency swap contracts at 31st December 2006 were US$135 million *(2005: nil)* and all contracts will expire within five years.

*Call options*

The notional principal amounts of the JPMorgan Chase call option contracts at 31st December 2006 were US$550 million *(2005: nil)* and all contracts will expire by 30th August 2007.

## 35 Commitments

| | 2006<br>US$m | 2005<br>US$m |
|---|---|---|
| *Capital commitments:* | | |
| Authorized not contracted | 117 | 178 |
| Contracted not provided | 85 | 132 |
| | 202 | 310 |
| *Operating lease commitments:* | | |
| Total commitments under operating leases | | |
| – due within one year | 430 | 364 |
| – due between one and two years | 298 | 268 |
| – due between two and three years | 184 | 148 |
| – due between three and four years | 114 | 83 |
| – due between four and five years | 89 | 60 |
| – due beyond five years | 659 | 409 |
| | 1,774 | 1,332 |

Total future sublease payments receivable relating to the above operating leases amounted to US$33 million *(2005: US$38 million)*.

In addition, the Group has operating lease commitments with rentals determined in relation to sales. It is not possible to quantify accurately future rentals payable under such leases.

## 36 Financial Guarantees and Contingent Liabilities

| | 2006<br>US$m | 2005<br>US$m |
|---|---|---|
| Financial guarantees in respect of facilities made available to associates and joint ventures | 70 | 78 |

Financial guarantees in respect of facilities made available to associates and joint ventures are stated at their total respective contracted amounts. It is probable that the Group has no obligations under such guarantees.

Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

## 37 Related Party Transactions

In the normal course of business the Group undertakes a variety of transactions with certain of its associates and joint ventures. The more significant of such transactions are described below.

The Group purchases motor vehicles and spare parts from Astra's associates and joint ventures in Indonesia including Toyota-Astra Motor, Astra Honda Motor and Astra Daihatsu Motor, and Jardine Cycle & Carriage's automotive associates and joint ventures in Singapore. Total cost of motor vehicles and spare parts purchased from associates and joint ventures in 2006 amounted to US$2,314 million *(2005: US$1,246 million)*. The Group also sells motor vehicles and spare parts to Astra's associates and joint ventures in Indonesia including Astra Honda Motor and Astra Daihatsu Motor, Jardine Cycle & Carriage's automotive associates and joint ventures in Singapore and Jardine Motors Group's vehicle leasing associate in the United Kingdom. Total revenue from sale of motor vehicles and spare parts to associates and joint ventures in 2006 amounted to US$351 million *(2005: US$264 million)*. Transactions with Astra's associates and joint ventures in 2005 are included from the date of acquisition.

The Group uses Jardine Lloyd Thompson to place certain of its insurance. Brokerage fees and commissions, net of rebates, paid by the Group in 2006 to Jardine Lloyd Thompson were US$4 million *(2005: US$4 million)*.

The Group rents property from Hongkong Land. The gross rentals paid by the Group in 2006 to Hongkong Land were US$6 million *(2005: US$4 million)*. The Group provides property maintenance and other services to Hongkong Land in 2006 in aggregate amounted to US$15 million *(2005: US$14 million)*.

The Group provides management consultancy services to Hongkong Land. Management fee received by the Group in 2006 from Hongkong Land amounted to US$1 million *(2005: US$1 million)*.

The Group manages seven associate and joint venture hotels. Management fee received by the Group in 2006 from these managed hotels amounted to US$17 million *(2005: US$13 million)*.

Bank Permata provides banking services to the Group. The Group's deposits with Bank Permata at 31st December 2006 amounted to US$138 million *(2005: US$118 million)*.

The Group engages Gammon Construction Limited ('Gammon') as contractor for certain of the Group's hotel renovation projects. Management fee paid by the Group in 2006 to Gammon amounted to US$4 million *(2005: nil)*.

In January 2006, Jardine Strategic disposed of its 40.9% interest in MCL Land that it received through a dividend in specie by Jardine Cycle & Carriage to Hongkong Land for US$163 million.

## 37 Related Party Transactions *(continued)*

In August 2005, the Group disposed of its 82.5% interest in Reid Street Properties to Hongkong Land for US$11 million resulting in a profit attributable to shareholders of US$5 million. The consideration was based on market valuation of the underlying properties of Reid Street Properties.

Amounts of outstanding balances with associates and joint ventures are included in trade, financing and other debtors; and creditors and accruals, as appropriate *(refer notes 19 and 32)*.

Details of Directors' remuneration (being the key management personnel compensation) are shown on page 92 under the heading of Directors' Appointment, Retirement, Remuneration and Service Contracts.

## 38 Post Balance Sheet Event

In December 2006, Mandarin Oriental announced that it had entered into an agreement to sell half of its investment in Mandarin Oriental, New York reducing its interest in the hotel from 50% to 25%. The sale was completed in March 2007 resulting in a profit after tax of approximately US$16 million.

## 39 Summarized Balance Sheet of the Company

Included below is certain summarized balance sheet information of the Company disclosed in accordance with Bermuda law.

| | 2006<br>US$m | 2005<br>US$m |
|---|---|---|
| Subsidiary undertakings | 583 | 684 |
| Share capital *(refer note 22)* | 154 | 151 |
| Share premium and capital reserves *(refer note 24)* | 31 | 33 |
| Revenue and other reserves *(refer note 25)* | 392 | 494 |
| Shareholders' funds | 577 | 678 |
| Current liabilities | 6 | 6 |
| Total equity and liabilities | 583 | 684 |

Subsidiary undertakings are shown at cost less amounts provided.

## 40 Principal Subsidiary Undertakings and Associates

The principal subsidiary undertakings and associates of the Group at 31st December 2006 are set out below.

| | Country of incorporation | Particulars of issued capital | | | Attributable interests 2006 % | Attributable interests 2005 % | Nature of business |
|---|---|---|---|---|---|---|---|
| Dairy Farm International Holdings Ltd | Bermuda | USD | 74,826,546 | ordinary | **62** | 62 | Supermarkets, hypermarkets, health and beauty stores, convenience stores, home furnishings stores and restaurants |
| Hongkong Land Holdings Ltd* | Bermuda | USD | 229,522,629 | ordinary | **37** | 35 | Property development & investment, leasing & management |
| Jardine Cycle & Carriage Ltd | Singapore | SGD | 342,611,386 | ordinary | **51** | 50 | A 50.1% interest in PT Astra International Tbk and motor trading |
| Jardine Lloyd Thompson Group plc* | England | GBP | 10,634,566 | ordinary | **31** | 31 | Insurance broking |
| Jardine Matheson Ltd | Bermuda | USD | 12,000 | ordinary | **100** | 100 | Group management |
| Jardine Motors Group Holdings Ltd | Bermuda | USD | 8,947,702 | ordinary | **100** | 100 | Motor trading |
| Jardine Pacific Holdings Ltd | Bermuda | USD | 62,500,000 | ordinary | **100** | 100 | Transport services, engineering & construction, restaurants, property and IT services |
| Jardine Strategic Holdings Ltd | Bermuda | USD | 53,580,439 | ordinary | **80** | 80 | Holding |
| Mandarin Oriental International Ltd | Bermuda | USD | 49,538,937 | ordinary | **59** | 59 | Hotel management & ownership |
| Matheson & Co., Ltd | England | GBP | 20,000,000 | ordinary | **100** | 100 | Holding and management |
| PT Astra International Tbk | Indonesia | IDRm | 2,024,178 | ordinary | **25** | 25 | Automotive, financial services, agribusiness and heavy equipment |
| Rothschilds Continuation Holdings AG* | Switzerland | CHF | 60,975,765 | ordinary | **17** | 18 | Financial services including investment banking |

*Associates. All other companies are subsidiary undertakings.

Attributable interests represent the proportional holdings of the Company, held directly or through its subsidiary undertakings, in the issued share capitals of the respective companies, after the deduction of any shares held by the trustees of the employee share option schemes of any such company and any shares in any such company owned by its wholly-owned subsidiary undertakings.

The financial statements of Hongkong Land and Jardine Lloyd Thompson can be accessed through the internet at the companies' respective websites.

# Independent Auditor's Report

To the members of Jardine Matheson Holdings Limited

We have audited the accompanying consolidated financial statements of Jardine Matheson Holdings Limited and its subsidiaries (the 'Group') which comprise the consolidated balance sheet as of 31st December 2006 and the consolidated profit and loss account, consolidated statement of recognized income and expense and consolidated cash flow statement for the year then ended and a summary of significant accounting policies and other explanatory notes.

## Directors' Responsibility for the Financial Statements

The Company's Directors are responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards and with the requirements of Section 90 of the Bermuda Companies Act. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

## Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those Standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

## Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Group as of 31st December 2006, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards and with the requirements of the Bermuda Companies Act.

## Other Matters

This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 90 of the Bermuda Companies Act and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

**PricewaterhouseCoopers LLP**
London
United Kingdom

7th March 2007

# Five Year Summary

## Profit and Loss

| | 2006 US$m | 2005 US$m | 2004 US$m | 2003 US$m | 2002 US$m |
|---|---|---|---|---|---|
| Revenue | **16,281** | 11,929 | 8,970 | 8,390 | 7,398 |
| Profit attributable to shareholders | **1,348** | 1,244 | 947 | 85 | 111 |
| Underlying profit attributable to shareholders | **533** | 463 | 394 | 305 | 242 |
| Earnings per share (US$) | **3.83** | 3.58 | 2.69 | 0.23 | 0.29 |
| Underlying earnings per share (US$) | **1.52** | 1.33 | 1.12 | 0.83 | 0.65 |
| Dividends per share (US$) | **0.50** | 0.45 | 0.40 | 0.33 | 0.30 |

## Balance Sheet

| | 2006 US$m | 2005 US$m | 2004 US$m | 2003 US$m | 2002 US$m |
|---|---|---|---|---|---|
| Total assets | **20,378** | 18,316 | 10,580 | 8,951 | 8,898 |
| Total liabilities | **(9,275)** | (9,442) | (5,195) | (5,034) | (5,102) |
| Total equity | **11,103** | 8,874 | 5,385 | 3,917 | 3,796 |
| Shareholders' funds | **6,594** | 4,998 | 3,639 | 2,540 | 2,366 |
| Net debt (excluding net debt of finance companies) | **1,241** | 1,802 | 1,631 | 1,848 | 1,631 |
| Net asset value per share (US$) | **18.65** | 14.27 | 10.56 | 7.08 | 6.42 |

## Cash Flow

| | 2006 US$m | 2005 US$m | 2004 US$m | 2003 US$m | 2002 US$m |
|---|---|---|---|---|---|
| Cash flows from operating activities | **1,950** | 618 | 730 | 675 | 594 |
| Cash flows from investing activities | **(473)** | (156) | (159) | (541) | (64) |
| Net cash flow before financing | **1,477** | 462 | 571 | 134 | 530 |
| Cash flow per share from operating activities (US$) | **5.54** | 1.78 | 2.08 | 1.84 | 1.58 |

Figures prior to 2004 have been restated to reflect changes in accounting policies for defined benefit pension plans and properties for sale. Figures for 2003 have been restated to reflect the change in accounting policy for share-based payments.

Until 31st December 2003, goodwill was amortized on a straight line basis, negative goodwill was reported under intangible assets or included within associates and joint ventures, as appropriate.

The Group's corporate governance relies on a combination of shareholder, board and management supervision and strict compliance, internal audit and risk control procedures, within the context of the various international regulatory regimes to which Group companies are subject.

Jardine Matheson Holdings Limited is incorporated in Bermuda. The majority of the Group's business interests are in Asia. The Company has its primary share listing on the London Stock Exchange and secondary listings in Bermuda and Singapore. The Company's share capital is 53%-owned by Jardine Strategic Holdings Limited, a Bermuda incorporated 80%-owned subsidiary of the Company similarly listed in London, Bermuda and Singapore. The primary corporate governance regime applicable to the Company arises under the laws of Bermuda, including under certain specific statutory provisions that apply to the Company alone. The Company has fully complied with that governance regime. The Company is not subject to the Combined Code (the 'Code') that applies to United Kingdom incorporated companies listed in London, but this Report outlines the significant ways in which its corporate governance practices differ from those set out in the Code.

## The Management of the Group

The Company is the parent company of the Jardine Matheson Group. Its management is therefore concerned both with the direct management of Jardine Matheson's own activities, and with supervision of the operations of other listed companies within the wider group. Management is delegated to the appropriate level, with the boards of the management companies of the Group's listed subsidiaries and certain associated companies being co-ordinated by the board of the Group management company, Jardine Matheson Limited ('JML'). This meets regularly in Hong Kong and is chaired by the Managing Director. Its seven other members, whose names appear on page 96 of this Report, include the Group Finance Director, the Group General Counsel and the director of Group Strategy. In addition, the Directors of the Company based outside Asia make regular visits to Asia and Bermuda, where they participate in five annual strategic reviews, four of which precede the full Board meetings. These Directors' knowledge of the region and the Group's affairs reinforces the process by which business is reviewed by the Board.

## The Board

The Company currently has a Board of eleven directors; seven are executive and four are non-executive. Their names and brief biographies appear on page 26 of this Report. The composition and operation of the Board reflect the approach to management described in this Report. The Board regards Asian business experience and relationships as more valuable attributes of its non-executive Directors than formal independence criteria. The Company does not have nomination or remuneration committees or a formal Board evaluation process. Decisions on nomination and remuneration result from consultations between the Chairman and the Managing Director and other Directors as they consider appropriate. The members of the Audit Committee are Simon Keswick, Lord Leach of Fairford and R.C. Kwok. The Board has not designated a 'senior independent director' as set out in the Code.

Among the matters which the Board decides are the Group's business strategy, its annual budget, dividends and major corporate activities. The Board is scheduled to hold four meetings in 2007 and ad hoc procedures are adopted to deal with urgent matters. Two meetings each year are held in Bermuda and two in Asia. The Board receives high quality, up to date information for each of its meetings. This information is approved by the Company's management before circulation, and is then the subject of a strategy review in a cycle of meetings (in Bermuda or Asia, as appropriate) prior to consideration by the Board itself. Responsibility for implementing the Group's strategy within designated financial parameters is delegated to JML.

## Directors' Appointment, Retirement, Remuneration and Service Contracts

Candidates for appointment as executive Directors of the Company, as directors of JML or as senior executives elsewhere in the Group may be sourced internally or externally using the services of specialist executive search firms. The aim is to appoint individuals of the highest calibre in their area of expertise, combining international best practice with experience of and an affinity with Asian markets.

In accordance with Bye-law 91 of the Company's Bye-laws, each new Director is subject to retirement at the first Annual General Meeting after appointment. Thereafter, the Director will be subject to retirement by rotation pursuant to Bye-law 84 whereby one-third of the Directors retire at the Annual General Meeting each year. These provisions apply to both executive and non-executive Directors, but the requirement to retire by rotation pursuant to Bye-law 84 does not extend to the Chairman or Managing Director.

On 1st April 2007, Adam Keswick, Ben Keswick and James Riley were appointed Directors of the Company. In accordance with Bye-law 84, Jenkin Hui and Lord Leach of Fairford retire by rotation at the Annual General Meeting and, being eligible, offer themselves for re-election. In accordance with Bye-law 91, Adam Keswick, Ben Keswick and James Riley will also retire, and, being eligible, offer themselves for re-election. Adam Keswick, Ben Keswick, Lord Leach of Fairford and James Riley each has a service contract with a subsidiary of the Company that has a notice period of six months. Jenkin Hui does not have a service contract with the Company or its subsidiaries.

The Company's policy is to offer competitive remuneration packages to its senior executives. It is recognized that, due to the nature of the Group and its diverse geographic base, many of its senior executives, including executive Directors, are required to be offered international terms. The nature of the remuneration packages is designed to reflect this, for example by the provision of accommodation. Executive Directors joining from outside the Group are normally offered an initial fixed term service contract, reflecting the requirement for them to relocate. These contracts will be expected to reduce to a notice period of not more than one year after the initial term. Non-executive Directors' fees are decided upon by shareholders in general meeting as provided for by the Company's Bye-laws.

Certain Directors are discretionary objects under a trust created in 1947 (the '1947 Trust'). Butterfield Trust (Bermuda) Limited, as the trustee of the 1947 Trust, holds 35,915,991 ordinary shares in the Company representing 5.82% of the Company's issued share capital. Under the terms of the 1947 Trust, its income is to be distributed to senior executive officers and employees of the Company and its wholly-owned subsidiaries. Such distribution is made by the trustee after consultation between the Chairman and the Managing Director and such other Directors as they consider appropriate.

For the year ended 31st December 2006, the Directors received from the Group US$4.6 million *(2005: US$6.2 million)* in employee benefits, being US$4.0 million *(2005: US$5.6 million)* in short-term employee benefits including salary, bonuses, accommodation and deemed benefits in kind and US$0.6 million *(2005: US$0.6 million)* in post-employment benefits. The 1947 Trust also made distributions to Directors amounting to US$14.5 million *(2005: US$14.4 million)*. The information set out in this paragraph forms part of the audited financial statements.

Senior executive share incentive schemes have also been established to provide longer-term incentives for executive Directors and senior managers. The share options are granted by the scheme trustee after consultation between the Chairman and the Managing Director and such other Directors as they consider appropriate. The share options are granted at the then prevailing market prices and the scheme rules now provide that they normally vest after the third anniversary of the date of grant. Grants may be made in a number of instalments. Share options are not granted to non-executive Directors.

The Company purchases insurance to cover its Directors against their costs in defending themselves in civil proceedings taken against them in that capacity and in respect of damages resulting from the unsuccessful defence of any proceedings. To the extent permitted by law, the Company also indemnifies its Directors. Neither the insurance nor the indemnity provides cover where the Director has acted fraudulently or dishonestly.

## Directors' Responsibilities in respect of the Financial Statements

The Directors are required under the Bermuda Companies Act 1981 to prepare financial statements for each financial year and to present them annually to the Company's shareholders at the Annual General Meeting. The financial statements should present fairly in accordance with International Financial Reporting Standards ('IFRSs') the financial position of the Group at the end of the year and the results of its operations and its cash flows for the year then ended. The Directors consider that applicable accounting policies under IFRS, applied on a consistent basis and supported by prudent and reasonable judgments and estimates, have been followed in preparing the financial statements.

## Code of Conduct

The Group conducts business in a professional, ethical and even-handed manner. Its ethical standards are clearly set out in its Code of Conduct, an important set of guidelines to which every employee must adhere. The code requires that all Group companies comply with all laws of general application, all rules and regulations that are industry specific and proper standards of business conduct. The code prohibits the giving or receiving of illicit payments, and requires all employees to be treated fairly, impartially and with respect. It also requires that all managers must be fully aware of their obligations under the Code of Conduct and establish procedures to ensure compliance at all levels within their organizations. The Group has in place procedures by which employees can raise, in confidence, matters of serious concern in areas such as financial reporting or compliance.

## Internal Control

The Board has overall responsibility for the Group's system of internal control. The system of internal control is designed to manage, rather than eliminate, business risk; to help safeguard its assets against fraud and other irregularities; and to give reasonable, but not absolute, assurance against material financial misstatement or loss.

The Board has delegated to the Audit Committee responsibility for reviewing the operation and effectiveness of the Group's system of internal control and the procedures by which this is monitored. The Audit Committee considers the system and procedures on a regular basis, and reports to the Board semi-annually. The Company's Managing Director, Group Finance Director, Group General Counsel and director of Group Strategy together with representatives of the internal and external auditors attend the Audit Committee meetings by invitation.

Executive management is responsible for the oversight of the implementation of the systems of internal control throughout the Group. The implementation of the systems of internal control within the Group's operating companies is the responsibility of each company's board and its executive management. The effectiveness of these systems is monitored by the internal audit function, which is outside the operating companies, and by a series of audit committees that operate in each major business unit across the Group. The findings of the internal audit function and recommendations for any corrective action required are reported to the relevant audit committee and, if appropriate, to the Audit Committee of the Company.

The Group has in place an organizational structure with defined lines of responsibility and delegation of authority. Across the Group there are established policies and procedures for financial planning and budgeting; for information and reporting systems; for the assessment of risk; and for monitoring the Group's operations and performance. The information systems in place are designed to ensure that the financial information reported is reliable and up to date.

The Company's policy on commercial conduct underpins the Group's internal control process, particularly in the area of compliance. The policy, as set out in the Code of Conduct, is reinforced and monitored by an annual compliance certification process.

The Audit Committee has also been given the responsibility to oversee the effectiveness of the formal procedures for employees to raise any matters of serious concern. The Audit Committee will review any reports made under those procedures that might be referred to it by the internal audit function.

Prior to completion and announcement of the half-year and year-end results, a review of the Company's financial information and any issues raised in connection with the preparation of the results is undertaken by the Audit Committee with the executive management and a report is received from the external auditors. The external auditors also have access to the full Board, in addition to the Managing Director and other senior executives, and to the boards of the Group's operating companies.

The Audit Committee keeps under review the nature, scope and results of the external audit, the audits conducted by the internal audit department and the findings of the various Group audit committees. The Audit Committee also keeps under review the independence and objectivity of the external auditors.

## Directors' Share Interests

The Directors of the Company in office on 31st December 2006 had the interests set out below in the ordinary share capitals of the Company and its subsidiaries. These interests were beneficial except where otherwise indicated.

| | The Company | Jardine Strategic | Dairy Farm | Mandarin Oriental |
|---|---|---|---|---|
| Henry Keswick | 11,655,834• | – | – | – |
| | 55,366* | | | |
| A.J.L. Nightingale | 1,007,389 | 16,875 | 24,375 | – |
| | 5,462* | | 9,808* | |
| Simon Keswick | 9,507,770• | 7,389 | 66,087 | 19,858 |
| | 2,722,552* | 19,661* | | |
| R.C. Kwok | 29,006 | 1,183 | 20,914 | 6,711 |
| Lord Leach of Fairford | 955,508 | 54,528 | – | – |
| Dr Richard Lee | 92,190 | – | – | – |
| Percy Weatherall | 34,222,772• | – | 400,000 | – |
| | 361,991* | | | |

**Non-beneficial.*
*•Includes 2,269,585 ordinary shares held by a family trust in which Henry Keswick, Simon Keswick and Percy Weatherall each has a discloseable interest.*

In addition:
(a) Directors who are senior executive officers and employees of the Company and its wholly-owned subsidiaries are discretionary objects under the 1947 Trust. Such Directors are deemed to be interested in the 35,915,991 ordinary shares in the Company representing 5.82% of the Company's issued share capital at 31st December 2006 held by the 1947 Trust.

(b) At 31st December 2006, A.J.L. Nightingale had a beneficial interest in 15,000 ordinary shares in Cycle & Carriage Bintang and 600,000 ordinary shares in Astra. He also had a non-beneficial interest in 10,000 ordinary shares in Astra.

(c) At 31st December 2006, Simon Keswick had a beneficial interest in 350,400 ordinary shares in Astra Agro Lestari.

(d) Adam Keswick, Ben Keswick and James Riley had the following interests in the Company on their effective date of appointment on 1st April 2007:

(i) Adam Keswick had a beneficial interest in 28,973,696 ordinary shares** and held options in respect of 300,000 ordinary shares issued pursuant to the Company's Senior Executive Share Incentive Schemes.

(ii) Ben Keswick had a beneficial interest in 30,071,882 ordinary shares**, a non-beneficial interest in 1,635,845 ordinary shares and held options in respect of 300,000 ordinary shares issued pursuant to the Company's Senior Executive Share Incentive Schemes.

(iii) James Riley held options in respect of 396,000 ordinary shares issued pursuant to the Company's Senior Executive Share Incentive Schemes.

(iv) Adam Keswick, Ben Keswick and James Riley each had a deemed interest in 35,915,991 ordinary shares as a discretionary object under the 1947 Trust.

***includes 28,131,216 ordinary shares held by two family trusts in which Adam Keswick, Ben Keswick and Percy Weatherall each has a discloseable interest.*

(e) On the date of his appointment on 1st April 2007, James Riley also had beneficial interests in 15,000 ordinary shares in Mandarin Oriental and 5,000 ordinary shares in Jardine Cycle & Carriage.

Save as disclosed, there were no changes in the above interests between the end of the financial year and 2nd April 2007.

## Substantial Shareholders

The Company has been informed pursuant to the share interest disclosure obligations incorporated in Part XVII of the statutory Bermuda Takeover Code governing the Company and Chapter 5 of the Disclosure and Transparency Rules ('DTR') of the Financial Services Authority (the 'FSA') in the United Kingdom of the following notifiable interests in the ordinary shares of the Company: Jardine Strategic and its subsidiary undertakings were interested directly and indirectly in 329,442,114 ordinary shares representing 53.41% of the Company's current issued ordinary share capital; Butterfield Trust (Bermuda) Limited, the trustee of the two family trusts disclosed under the interests of Adam Keswick, Ben Keswick and Percy Weatherall referred to above, was interested directly and indirectly in 29,767,061 ordinary shares representing 4.83% of the Company's current issued ordinary share capital, of which Justin Company, as subsidiary of Butterfield Trust (Bermuda) Limited, was interested directly in 27,709,602 ordinary shares representing 4.49% of the Company's current issued ordinary share capital. Apart from these shareholdings and the shareholding of the 1947 Trust disclosed above in which Butterfield Trust (Bermuda) Limited has a notifiable interest as its trustee, the Company is not aware of any notifiable interest in 3% or more, or any holders of voting rights in respect of 5% or more of the issued ordinary share capital of the Company as at 2nd April 2007.

The Bermuda Takeover Code which governs the Company provides for the disclosure of interests in shares of the Company. The obligation to disclose arises if and when a person is interested in 3% (or, in certain circumstances, 10%) or more of the shares of the same class. The higher limit of 10% applies, in broad terms, to a person authorized to manage investments under an investment management agreement or where such person is the operator of an authorized collective investment scheme.

The Company is also subject to the DTR of the FSA in the United Kingdom as a non-UK issuer pursuant to which a person must notify the Company of the percentage of voting rights which he holds in certain circumstances. The obligation to notify arises if that person acquires or disposes of shares in the Company which results in the percentage of voting rights which he holds reaching, exceeding or falling below 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75% of the Company's issued share capital.

There were no contracts of significance with corporate substantial shareholders during the year under review.

## Relations with Shareholders

The Company maintains a dialogue with major shareholders and holds meetings following the announcement of the annual and interim results with institutional shareholders. A corporate website is maintained containing a wide range of information of interest to investors at www.jardines.com.

The 2007 Annual General Meeting will be held on 10th May 2007. The full text of the resolutions and explanatory notes in respect of the meeting are contained in the Notice of Meeting which accompanies this Report.

## Securities Purchase Arrangements

At the Annual General Meeting held on 15th June 2006, shareholders renewed the approval of a general mandate authorizing the Directors to effect purchases by the Company or its subsidiaries of the Company's own ordinary shares of less than 15% in aggregate of its issued share capital.

## Arrangements under which Shareholders have agreed to Waive Dividends

Clare Investment and Trustee Company Limited has waived the interim dividend and has undertaken to waive the recommended final dividend for 2006 in respect of the ordinary shares in which it is interested as the Trustee of the Company's Senior Executive Share Incentive Schemes.

## Related Party Transactions

Details of transactions with related parties entered into by the Company during the course of the year are included in note 37 to the financial statements on pages 86 and 87. There were no transactions entered into by the Company during the course of the year to which the related party transaction rules of the FSA in the United Kingdom apply.

## Financial Calendar

| | |
|---|---|
| 2006 full-year results announced | 7th March 2007 |
| Share registers closed | 26th to 30th March 2007 |
| 2006 final dividend scrip election period closes | 27th April 2007 |
| Annual General Meeting to be held | 10th May 2007 |
| 2006 final dividend payable | 16th May 2007 |
| 2007 half-year results to be announced | 15th August 2007* |
| Share registers to be closed | 3rd to 7th September 2007* |
| 2007 interim dividend scrip election period closes | 5th October 2007* |
| 2007 interim dividend payable | 24th October 2007* |

**Subject to change*

## Dividends

Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 27th April 2007. The sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing on 2nd May 2007. Shareholders holding their shares through The Central Depository (Pte) Ltd ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars. Shareholders, including those who hold their shares through CDP, may also elect to receive a scrip alternative to their dividends.

## Registrars and Transfer Agent

Shareholders should address all correspondence with regard to their shareholdings or dividends to the appropriate registrar or transfer agent.

**Principal Registrar**
Jardine Matheson International Services Ltd
P.O. Box HM 1068
Hamilton HM EX
Bermuda

**Jersey Branch Registrar**
Capita IRG (Offshore) Ltd
P.O. Box 378
St Helier, Jersey JE4 0FF
Channel Islands

*United Kingdom Transfer Agent*
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU, England

**Singapore Branch Registrar**
M & C Services Private Ltd
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

Press releases and other financial information on the Company can be accessed through the Internet at 'www.jardines.com'.

# Group Offices

**Jardine Matheson Ltd**

48th Floor, Jardine House
G.P.O. Box 70
Hong Kong

Telephone (852) 2843 8288
Facsimile (852) 2845 9005
Email jml@jardines.com
Website www.jardines.com

**Directors**
A.J.L. Nightingale, Chairman
Jonathan Gould
Mark Greenberg
Adam Keswick
Ben Keswick
R.C. Kwok
Y.K. Pang
James Riley

**Group Corporate Secretary**
N.M. McNamara

---

**Matheson & Co., Ltd**

3 Lombard Street
London EC3V 9AQ
United Kingdom

Telephone (44 20) 7816 8100
Facsimile (44 20) 7623 5024
Email rleach@matheson.co.uk
Website www.matheson.co.uk
Lord Leach of Fairford

---

**Jardine Pacific Ltd**

25th Floor, Devon House
Taikoo Place
979 King's Road
Quarry Bay
Hong Kong

Telephone (852) 2579 2888
Facsimile (852) 2856 9863
Email jpl@jardines.com
Adam Keswick

---

**Jardine Motors Group Ltd**

31st Floor, The Lee Gardens
33 Hysan Avenue
G.P.O. Box 209
Hong Kong

Telephone (852) 2895 7218
Facsimile (852) 2894 9956
Email jmg@jardines.com
Adam Keswick

---

**Jardine Lloyd Thompson Group plc**

6 Crutched Friars
London EC3N 2PH
United Kingdom

Telephone (44 20) 7528 4444
Facsimile (44 20) 7528 4185
Email info@jltgroup.com
Website www.jltgroup.com
Dominic Burke

---

**Hongkong Land Ltd**

8th Floor
One Exchange Square
Hong Kong

Telephone (852) 2842 8428
Facsimile (852) 2845 9226
Email gpobox@hkland.com
Website www.hkland.com
Y.K. Pang

---

**Dairy Farm Management Services Ltd**

7th Floor, Devon House
Taikoo Place
979 King's Road
G.P.O. Box 286
Hong Kong

Telephone (852) 2299 1888
Facsimile (852) 2299 4888
Email groupcomm@dairy-farm.com.hk
Website www.dairyfarmgroup.com
Michael Kok

---

**Mandarin Oriental Hotel Group International Ltd**

7th Floor
281 Gloucester Road
Causeway Bay
Hong Kong

Telephone (852) 2895 9288
Facsimile (852) 2837 3500
Email asia-enquiry@mohg.com
Website www.mandarinoriental.com
Edouard Ettedgui

---

**Jardine Cycle & Carriage Ltd**

239 Alexandra Road
Singapore 159930

Telephone (65) 6473 3122
Facsimile (65) 6475 7088
Email corporate.affairs@jcclgroup.com
Website www.jcclgroup.com
Ben Keswick

---

**PT Astra International Tbk**

Jl. Gaya Motor Raya No. 8,
Sunter II, Jakarta 14330
Indonesia

Telephone (62 21) 652 2555
Facsimile (62 21) 651 2058
Email purel@ai.astra.co.id
Website www.astra.co.id
Michael Ruslim

## Group Offices (continued)

| | | | |
|---|---|---|---|
| **Bermuda**<br>Jardine Matheson International Services Ltd | 4th Floor, Jardine House<br>33-35 Reid Street<br>P.O. Box HM 1068<br>Hamilton HM EX | Telephone<br>Facsimile | (1 441) 292 0515<br>(1 441) 292 4072<br>C.H. Wilken |
| **Hong Kong SAR**<br>Jardine Matheson Ltd | 48th Floor, Jardine House<br>G.P.O. Box 70<br>Hong Kong | Telephone<br>Facsimile | (852) 2843 8288<br>(852) 2845 9005<br>A.J.L. Nightingale |
| **Indonesia**<br>Jardine Matheson Ltd<br>(Representative Office) | Level 16, World Trade Centre<br>Jalan Jendral Sudirman Kav. 29-31<br>Jakarta 12920 | Telephone<br>Facsimile | (62 21) 522 8981<br>(62 21) 522 8983<br>Leonard van Hien |
| **Mainland China**<br>Jardine Matheson (China) Ltd<br>(Liaison Office) | Rm 528, 5/F, China World Tower 1<br>China World Trade Centre<br>No.1 Jianguomenwai Avenue<br>Chaoyang District, Beijing 100004 | Telephone<br>Facsimile | (8610) 6505 2801<br>(8610) 6505 2805<br>Adam C.N. Williams |
| **Malaysia**<br>Jardine Matheson (Malaysia) Sdn Bhd | Tingkat 4, Bangunan Setia 1<br>15 Lorong Dungun<br>Bukit Damansara<br>50490 Kuala Lumpur | Telephone<br>Facsimile | (603) 2094 2168<br>(603) 2092 2168<br>Dato' Khalid bin Haji Ismail |
| **Netherlands**<br>Jardine Matheson Europe B.V. | Diepenbrockstraat 19<br>1077 VX Amsterdam | Telephone<br>Facsimile | (31 20) 470 0258<br>(31 20) 470 0323<br>James Reid |
| **Philippines**<br>Jardine Matheson Ltd<br>(Representative Office) | 25/F Philamlife Tower<br>8767 Paseo de Roxas<br>1226 Makati City, Philippines | Telephone<br>Facsimile | (632) 884 5673<br>(632) 885 7078<br>A.B. Colayco |
| **Singapore**<br>Jardine Matheson (Singapore) Ltd | 239 Alexandra Road, 3rd Floor<br>Singapore 159930 | Telephone<br>Facsimile | (65) 6220 4254<br>(65) 6323 0694<br>Y.C. Boon |
| **Taiwan**<br>Jardine, Matheson & Co., Ltd | 14th Floor, World Trade Building<br>50 Hsin Sheng South Road<br>Section 1, Taipei 10059 | Telephone<br>Facsimile | (8862) 2395 4605<br>(8862) 2394 5625<br>Liang Chang |
| **Thailand**<br>Jardine Matheson (Thailand) Ltd | 21-03, 21st Floor, Times Square Building<br>246 Sukhumvit Road, Klong Toey<br>Bangkok 10110 | Telephone<br>Facsimile | (662) 254 0675<br>(662) 254 0677<br>Dr Pisit Leeahtam |
| **United Kingdom**<br>Matheson & Co., Ltd | 3 Lombard Street<br>London EC3V 9AQ | Telephone<br>Facsimile | (44 20) 7816 8100<br>(44 20) 7623 5024<br>Lord Leach of Fairford |
| **Vietnam**<br>Jardine Matheson Ltd | 8th Floor, Jardine House<br>58 Dong Khoi Street<br>District 1, Ho Chi Minh City | Telephone<br>Facsimile | (848) 8222 340<br>(848) 8230 030<br>Simon Craig/Nguyen Thi Theu |

www.jardines.com

*END*